Filed pursuant to Rule 424(b)(3)

File No. 333-107237

Random Lake Bancorp Limited

201 Allen Street

Random Lake, Wisconsin 53075

July 13, 2004

Dear Fellow Shareholder:

You are cordially invited to attend our annual meeting of shareholders to be held on August 11, 2004, at 4:00 p.m., local time, at the Random Lake Fire House, 718 North Spring Street, Random Lake, Wisconsin 53075. At the annual meeting, you will vote on a proposal to approve the merger of Random Lake Bancorp Limited and a wholly-owned subsidiary of Merchants and Manufacturers Bancorporation, Inc. and on a proposal to elect one director to a three-year term. We are submitting the merger to our shareholders for approval again because we have amended the merger agreement since it was approved by shareholders at the special meeting held on September 17, 2003.

If the merger is completed, you will receive 78.34 shares of Merchants common stock and $304.66 in cash for each share of Random Lake common stock you own unless you perfect your statutory dissenters’ rights. If the daily average of bid and ask prices for Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31 or greater than $39, then Merchants and Random Lake will make a good faith effort to renegotiate the merger consideration and, if Merchants and Random Lake are not able to renegotiate the merger consideration, either party may terminate the merger agreement. If Merchants and Random Lake renegotiate the merger consideration, Random Lake will call another meeting of shareholders to approve the new terms of the merger.

Merchants common stock is quoted on the “Pink Sheets,” an inter-broker quotation medium, and in the “Over the Counter Bulletin Board,” an electronic quotation service. Merchants common stock is also quoted in the Milwaukee Journal Sentinel under “Other Stocks” under the trading symbol “MMBI.”

Random Lake’s Board of Directors has approved the merger and recommends that you vote for the merger.

The enclosed Proxy Statement/Prospectus provides you with detailed information about the merger. We encourage you to read the entire document carefully, including the section “Risk Factors” beginning on page 20. You can also get information about Merchants from publicly available documents Merchants has filed with the SEC.

Your vote is very important. Whether or not you plan to attend this meeting, please take time to vote by completing and mailing the enclosed proxy card to us in the envelope we have provided.

Very truly yours,

Jeffrey A. Mueller President

Neither the Securities and Exchange Commission nor any state securities commission has approved the merger described in this Proxy Statement/Prospectus or the securities to be issued in connection with the merger, nor have they determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Proxy Statement/Prospectus is dated July 13, 2004 and

is first being mailed to shareholders on or about July 13, 2004.

Random Lake Bancorp Limited

201 Allen Street

Random Lake, Wisconsin 53075

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD AUGUST 11, 2004

TO THE SHAREHOLDERS OF RANDOM LAKE BANCORP LIMITED:

The annual meeting of shareholders of Random Lake Bancorp Limited (“Random Lake”) will be held at the Random Lake Fire House, 718 North Spring Street, Random Lake, Wisconsin 53075 on August 11, 2004, at 4:00 p.m. local time, for the purpose of voting on the following matters:

1.	To approve the Amended and Restated Agreement and Plan of Merger, dated as of June 11, 2004 (the “Merger Agreement”), among Merchants and Manufacturers Bancorporation, Inc. (“Merchants”), Merchants Merger Corp., a wholly-owned subsidiary of Merchants, and Random Lake, for the merger of Random Lake with and into Merchants Merger Corp. (A copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement/Prospectus.)

2.	To elect one director into Class I for a three-year term.

3.	To transact such other business as may properly come before the meeting.

THE DIRECTORS OF RANDOM LAKE HAVE APPROVED THE MERGER AGREEMENT AND RECOMMEND THAT THE SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND FOR THE PERSON NOMINATED TO SERVE AS A CLASS I DIRECTOR.

Any shareholder desiring to exercise dissenters’ rights and be paid in cash for the fair value of his or her shares of Random Lake common stock in accordance with the provisions of the Wisconsin Business Corporation Law (i) must file a written objection to the merger prior to the annual meeting of shareholders, (ii) must not vote in favor of the merger, and (iii) must otherwise comply with the procedures set forth in Subchapter XIII of the Wisconsin Business Corporation Law, a copy of which is attached as Exhibit C to the Proxy Statement/Prospectus. See “The Merger - Dissenters’ Rights” in the accompanying Proxy Statement/Prospectus.

The Board of Directors has fixed the close of business on June 30, 2004, as the record date for the determination of Random Lake shareholders entitled to notice of and to vote at the annual meeting and any adjournment of the annual meeting.

Whether or not you plan to attend the annual meeting, holders of Random Lake common stock are asked to please complete, date and sign the enclosed proxy card, which is solicited by the Board of Directors of Random Lake, and return it promptly in the accompanying envelope. No postage is required if mailed in the United States. The giving of such proxy does not affect your right to vote in person in the event you attend the annual meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the Proxy Statement/Prospectus.

The annual meeting may be postponed or adjourned from time to time without any notice other than by announcement at the annual meeting of any postponement or adjournment of the annual meeting, and any and all business for which notice is hereby given may be transacted at such postponed or adjourned annual meeting.

THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF RANDOM LAKE COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

Shareholders are invited to attend the annual meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Terry Van Engen, Secretary

Random Lake, Wisconsin

July 13, 2004

PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

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Page

INDEX OF EXHIBITS

Exhibit A—Amended and Restated Agreement and Plan of Merger	A-1
Exhibit B—Voting Agreement	B-1
Exhibit C—Subchapter XIII of the Wisconsin Business Corporation Law	C-1
Exhibit D—Opinion of Howe Barnes Investments, Inc.	D-1

ADDITIONAL INFORMATION

This document incorporates business and financial information about Merchants that is not included in or delivered with this document but is incorporated by reference. You may obtain the incorporated information without charge by writing to or calling:

Merchants and Manufacturers Bancorporation, Inc.

19105 West Capitol Drive, Suite 200

Brookfield, WI 53045

Attention: Michael J. Murry, Chairman of the Board

Telephone: (262) 790-2120

If you would like to request documents from Merchants, please do so by August 1, 2004, to receive them before the annual meeting of shareholders of Random Lake.

See “WHERE YOU CAN FIND MORE INFORMATION” on page 70 for further information.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why do Random Lake and Merchants want to merge?

A:	The Random Lake Board of Directors believes that the merger is consistent with Random Lake’s goal of achieving favorable shareholder returns and will create a more competitive company better able to serve its customers and communities.

Q:	Why was the merger not completed following approval of the merger agreement at the September 17, 2003 special meeting?

A:	Merchants and Random Lake originally entered into a merger agreement dated April 24, 2003, which was approved by Random Lake shareholders at the special meeting of shareholders held on September 17, 2003. This original merger agreement provided for the renegotiation of the merger consideration if the daily average of the bid and asked prices for Merchants common stock over the 20 days preceding the fifth day prior to the effective time of the merger was less than $25.00 or greater than $35.00. Such prices did exceed $35 per share following the approval of the original merger agreement at the special meeting of shareholders held on September 17, 2003, and Merchants and Random Lake later renegotiated the merger consideration and other terms of the original merger agreement, resulting in the execution of an amended and restated merger agreement on June 11, 2004. We refer to the amended and restated merger agreement in this Proxy Statement/Prospectus as the “merger agreement.” The merger agreement changed the merger consideration from 90 shares of Merchants common stock and $300 in cash for each share of Random Lake common stock to 78.34 shares of Merchants common stock and $304.66 in cash for each share of Random Lake common stock. Random Lake and Merchants also agreed to add conditions to the merger agreement relating to Wisconsin State Bank’s loan portfolio and net income and Merchants’ due diligence investigation. Because the merger agreement changed the merger consideration and other important terms of the merger agreement, we are submitting the merger agreement for approval by Random Lake shareholders at the annual meeting.

Q:	What will I receive for my shares of Random Lake common stock?

A:	If the merger is completed, you will receive the merger consideration of 78.34 shares of Merchants common stock and $304.66 in cash for each share of Random Lake common stock that you own at the effective time of the merger unless you perfect your statutory dissenters’ rights. If the daily average of bid and ask prices for Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31.00 or greater than $39.00, then Merchants and Random Lake will make a good faith effort to renegotiate the merger consideration and, if Merchants and Random Lake are not able to renegotiate the merger consideration, either party may terminate the merger agreement. If Merchants and Random Lake renegotiate the merger consideration, Random Lake will call another meeting of shareholders to approve the new terms of the merger. To review a detailed description of what you will receive in the merger, we urge you to read pages 39 to 40.

If you desire to exercise dissenters’ rights and be paid in cash for the fair value of your shares of Random Lake common stock, you must follow the procedures described on pages 51 to 53.

Q:	When do you expect the merger to be completed?

A:	We hope to complete the merger as soon as possible after the annual meeting of shareholders, assuming the required shareholder approval is obtained. The merger is also subject to the approval of federal and state banking regulatory authorities and the satisfaction of other closing conditions.

Q:	When and where will the annual meeting take place?

A:	The annual meeting will be held at 4:00 p.m., local time, on August 11, 2004 at the Random Lake Fire House, 718 North Spring Street, Random Lake, Wisconsin 53075.

Q:	What vote is required to approve the proposals at the annual meeting?

A:	Holders of a majority of the outstanding shares of Random Lake common stock as of the close of business on June 30, 2004 must approve the merger agreement. Approval of the merger is virtually assured because all of the directors of Random Lake, who together have voting power with respect to a total of 1,741 shares of Random Lake common stock, or approximately 40.8% of the outstanding shares, have entered into a voting agreement with Merchants. Subject to the exercise of their fiduciary duties as directors, the directors have agreed to vote their shares in favor of the merger agreement and against any acquisition of control of Random Lake by a third party.

The affirmative vote of a plurality of the outstanding shares of Random Lake common stock as of the close of business on June 30, 2004 is required to approve the election of the director nominee.

Q:	What do I need to do now?

A:	After reviewing this document, submit your proxy, by executing and returning the enclosed proxy card. By submitting your proxy, you authorize the individuals named in the proxy to represent you and vote your shares at the annual meeting in accordance with your instructions. These persons also may vote your shares to adjourn the annual meeting from time to time and will be authorized to vote your shares at any adjournments of the annual meeting. Your proxy vote is important. Whether or not you plan to attend the annual meeting, please submit your proxy promptly in the enclosed envelope.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you.

Q:	How will my shares be voted if I return a blank proxy card?

A:	If you sign, date and send in your proxy card and do not indicate how you want to vote, your proxies will be counted as a vote for the approval of the merger proposal, for the election of the director nominee and in the discretion of the persons named as proxies in any other matters presented for a vote at the annual meeting.

Q:	What will be the effect if I do not vote?

A:	If you are a Random Lake shareholder and you abstain or do not return your proxy card or otherwise vote at the annual meeting, your failure to vote will have the same effect as if you voted against approval of the merger agreement. Therefore, the board of directors of Random Lake encourages you to vote in favor of the proposed merger agreement as soon as possible.

Q:	Can I vote my shares in person?

A:	Yes, if you own your shares registered in your own name. You may attend the annual meeting and vote your shares in person rather than signing and mailing your proxy card. However, in order to ensure that your vote is counted at the annual meeting, we recommend that you sign, date and promptly mail the enclosed proxy card.

Q:	What are the federal income tax consequences of the merger to me?

A:	To the extent you receive shares of Merchants common stock for your shares of Random Lake common stock, the merger will be tax-free for federal income tax purposes. To the extent you receive cash for your shares of Random Lake, you may recognize gain, but not in excess of the cash received. To review the tax consequences in greater detail, see pages 49 to 51.

Q:	Can I change my mind and revoke my proxy?

A:	Yes, you may revoke your proxy and change your vote at any time before the polls close at the annual meeting by:

•	signing another proxy with a later date;

•	giving written notice of the revocation of your proxy to the Secretary of Random Lake; or

•	voting in person at the annual meeting;

Your latest dated proxy or vote will be counted.

Q:	Should I send in my stock certificates now?

A:	No. If you are a holder of Random Lake common stock, prior to completion of the merger, we will send you written instructions for exchanging your stock certificates in the event that the merger is approved.

Q:	Who can answer my questions about the merger?

A:	If you have more questions about the merger or the annual meeting, please contact: Jeffrey A. Mueller, at Random Lake Bancorp Limited, 201 Allen Street, Random Lake, Wisconsin 53075; telephone (414) 994-4362.

SUMMARY

This summary highlights selected information from this document. It does not contain all the information that is important to you. To understand the merger fully, you should carefully read this entire document and the other documents to which this document refers you. We have included page numbers parenthetically to direct you to a more complete description of the topics presented in this summary.

Merchants and Manufacturers Bancorporation, Inc. (page 66)

Merchants and Manufacturers Bancorporation, Inc. is a Wisconsin multi-bank financial holding company with 8 subsidiary banks located in Milwaukee, Franklin, Grafton, Oconto Falls, Reedsburg and Westby, Wisconsin; Cresco, Iowa; and Houston, Minnesota. The banks operate a general banking business through 38 facilities in Wisconsin, Iowa and Minnesota. Merchants also provides residential mortgage services through CBG Mortgage, Inc. and non-insured investment and insurance products and tax planning and tax preparation services through CBG Financial Services, Inc.

At March 31, 2004, Merchants had, on a consolidated basis, assets of $1.2 billion, net loans of $871.9 million, total deposits of $918.0 million and shareholders’ equity of $81.9 million.

The principal executive office of Merchants is located at 19105 West Capitol Drive, Brookfield, Wisconsin, 53045, and its telephone number is (262) 790-2120.

Random Lake Bancorp Limited (pages 67 to 68)

Random Lake Bancorp Limited is the holding company for Wisconsin State Bank located in Random Lake, Wisconsin. Wisconsin State Bank’s main office is located in Random Lake, just 35 miles northwest of Milwaukee. Wisconsin State Bank also has a location in Belgium, Wisconsin, a few miles east of Random Lake, and two locations in Prairie du Chien, Wisconsin along the Mississippi River.

At March 31, 2004, Random Lake had, on a consolidated basis, total assets of $94 million,

net loans of $71 million, deposits of $77 million and
shareholders’ equity of $6 million.

The principal executive office of Random Lake is located at
201 Allen Street, Random Lake, Wisconsin 53075 and its
telephone number is (414) 994-4362.

The Annual Meeting (pages 24 to 25)	The annual meeting of the shareholders of Random Lake will be held at the Random Lake Fire House, 718 North Spring Street, Random Lake, Wisconsin 53075 on August 11, 2004 at 4:00 p.m., local time. The close of business on June 30, 2004, is the record date for determining the shareholders of record of Random Lake entitled to notice of and to vote at the annual meeting and any postponement or adjournment thereof. The purpose of the annual meeting is to consider and vote upon the merger agreement, the election of one director into Class I and other matters that may come before the annual meeting. As of the date of this document, the Random Lake Board of Directors does not know of any other matters that will be presented at the annual meeting.

Required Vote (page 24)

You may cast one vote for each share of Random Lake common stock you own. The proposals require different percentages of votes in order to approve them:

•      approval of the merger agreement will require the affirmative vote of at least a majority of the outstanding shares of Random Lake common stock; and

•      the election of the director nominee will require the affirmative vote of at least a plurality of votes cast at the annual meeting.

As of the record date, there were 4,267 shares of Random Lake common stock outstanding. As of the record date, directors and executive officers of Random Lake held or exercised voting control over approximately 40.8% of the outstanding shares of Random Lake common stock.

Shareholders of Merchants are not required to approve the merger.

Directors of Random Lake Have Agreed to Vote for the Merger (page 63)	Merchants has entered into a voting agreement with all of the directors of Random Lake who together have voting power with respect to a total of 1,741 shares or approximately 40.8% of the outstanding Random Lake common stock. Subject to the exercise of their fiduciary duties as directors, the directors have agreed to vote their shares in favor of the merger agreement and against any acquisition of control of Random Lake by a third party. The voting agreement may have the effect of discouraging persons who might now or in the future be interested in acquiring all of or a significant interest in Random Lake from considering such an acquisition. The voting agreement is intended to increase the likelihood that the merger will be completed.

Recommendation of the Board of Directors of Random Lake (page 29)	The Board of Directors of Random Lake believes that the merger is fair to you and in your best interests. They recommend that holders of Random Lake common stock vote FOR approval of the merger. The Board of Directors of Random Lake also recommends that you vote FOR the election of the director nominee.

The Merger (page 54)	Under the terms of the merger agreement, Random Lake will merge into Merchants Merger Corp. As a result of the merger, Wisconsin State Bank will become a wholly-owned subsidiary of Merchants Merger Corp. which, in turn, is a wholly-owned subsidiary of Merchants. The merger agreement is attached to this document as Exhibit A. We encourage you to read the merger agreement. It is the legal document governing the merger.

Reasons for the Merger (pages 26 to 31)	The Random Lake board believes that in the rapidly changing environment of the banking industry, merging with Merchants is consistent with Random Lake’s long-term goal of enhancing shareholder value. In addition, the Random Lake board believes that the customers and communities served by Random Lake will benefit from the merger.

Merchants believes that the merger with Random Lake presents Merchants with an opportunity to expand into attractive Wisconsin markets.

What Random Lake Shareholders will Receive in the Merger (pages 39 to 40)

As a shareholder of Random Lake, you will be entitled to receive the merger consideration called for by the merger agreement of 78.34 shares of Merchants common stock and $304.66 in cash for each share of Random Lake common stock you own at the effective time of the merger, unless you perfect dissenters’ rights under the Wisconsin Business Corporation Law. The merger agreement provides that if the daily average of bid and ask prices for Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31 or greater than $39, then Merchants and Random Lake will make a good faith effort to renegotiate the merger consideration and, if Merchants and Random Lake are not able to renegotiate the merger consideration, either party may terminate the merger agreement. If Merchants and Random Lake renegotiate the merger consideration, Random Lake will call another meeting of shareholders to approve the new terms of the merger.

No fractional shares of Merchants common stock will be issued. Each holder of a fractional share interest will be paid an amount in cash equal to such fractional share interest multiplied by the daily average of the bid and ask prices for Merchants common stock over the 20 trading day preceding the fifth day prior to the effective time of the merger.

On July 8, 2004, (the latest practicable trading date before the date of this document)

the bid price for Merchants common stock was $33.00 and the ask price was $33.25. You should note that the market value of the Merchants common stock may fluctuate prior to completion of the merger.

Dividend Policy of Merchants After the Merger (page 49)	It is presently expected that dividend payments will continue at Merchants’ first quarter 2004 dividend rate of $0.18 per share. Merchants’ Board of Directors determines the level of dividends to be declared each quarter based on various economic and financial factors.

Conditions to the Merger (pages 58 to 60)

The completion of the merger depends on a number of conditions being met, including the following:

•      shareholders of Random Lake vote in favor of the merger agreement and holders of more than 20% of the outstanding Random Lake common stock must not have exercised dissenters’ rights under Wisconsin law;

•      Merchants receives all necessary regulatory approvals, which have been received;

•      a letter of credit in the amount of $300,000 must be established for the benefit of Merchants to reimburse Wisconsin State Bank in the event that losses occur with respect to a list of identified loans or Wisconsin State Bank fails to maintain a ratio of allowance for loan losses to loans of at least 1.10 while its provision for loan losses does not exceed a budgeted amount, subject to certain adjustments;

•      Wisconsin State Bank must maintain a ratio of allowance for loan losses to loans of not less than 1.10 and its provision for loan losses must not exceed $20,000 multiplied by the number of full months from December 31, 2003 to the effective time of the merger, subject to certain adjustments;

•      Wisconsin State Bank must satisfy a net income target for the period from December 31, 2003 to the last day of the most recently completed month prior to the effective time of the merger;

•      Random Lake receives a legal opinion that, for United States federal income tax purposes, Random Lake shareholders will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash; and

•      the absence of any injunction or legal restraint blocking the merger.

Where the law permits, Merchants or Random Lake could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Exchange of Stock Certificates (pages 42 to 44)

At or prior to the time the merger becomes effective, Merchants will deposit with American Stock Transfer & Trust Company, cash and certificates representing the shares of Merchants common stock to be paid or issued, respectively, in accordance with the terms of the merger agreement.

Before the merger becomes effective, American Stock Transfer & Trust Company will mail to each Random Lake shareholder instructions on how to exchange Random Lake common stock for Merchants common stock and cash in the event that the merger is approved. Following surrender by a Random Lake shareholder of the shareholder’s stock certificate and a duly executed letter of transmittal, American Stock Transfer & Trust Company will mail to the shareholder the cash and Merchants common stock to which the shareholder is entitled.

Resale of Merchants Common Stock (pages 48 to 49)	Shares of Merchants common stock received in the merger will be freely-tradable except for shares issued to affiliates of Random Lake. Random Lake has concluded that its only affiliates are its directors and executive officers.

Termination of the Merger Agreement (pages 60 to 61)

The Boards of Directors of Merchants and Random Lake can agree at any time to terminate the merger agreement without completing the merger. Additionally, the merger agreement may be terminated:

•      by either party if the other party materially breaches its representations, warranties, covenants or agreements in the merger agreement and the breaching party does not cure the breach in ten business days;

•      by either party if a court prohibits the merger or necessary regulatory approvals are denied;

•      by either party if the required approval of the shareholders of Random Lake is not obtained;

•      by either party if the merger is not completed by August 21, 2004;

•      by either party if the daily average of bid and ask prices for Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31 or greater than $39 and the parties fail to renegotiate the merger consideration after making a good faith effort to do so; or

•      by Merchants if Merchants gives written notice to Random Lake not later than 30 days prior to the effective time of the merger specifying that Merchants, as a result of its due diligence, is not satisfied as to Random Lake’s operations, business, assets and prospects.

Break-up Fee (page 62)	If the merger agreement is terminated because Random Lake failed to support the merger or took action to facilitate an offer from a third party to acquire it, then Random Lake must pay Merchants a break-up fee. Merchants must pay a break-up fee to Random Lake if, under certain conditions, it is unable to obtain required regulatory approvals for the merger or the SEC fails to declare the registration statement for Merchants common stock to be issued in the merger effective. The break-up fee is 2% of the aggregate merger consideration.

Interests of Random Lake’s Management in the Merger (pages 37 to 39)

When considering the recommendation of the Random Lake Board, you should be aware that some of the directors and officers of Random Lake have interests in the merger that are different from, or in addition to, your interests as shareholders in Random Lake. Chairman Harold Mueller will become a director of a subsidiary of Merchants, will continue to serve as Chairman of the Wisconsin State Bank Board and will enter into a consulting agreement with Merchants. Mr. Jeffrey Mueller will become a director of Merchants as well as continuing to serve on the Wisconsin State Bank Board. In addition, Mr. Jeffrey Mueller will enter into an employment agreement with Merchants. Mr. Jeffrey Mueller will also receive stock options for 20,000 shares of Merchants common stock.

It is a condition to Merchants’ obligations to complete the merger that a letter of credit in the amount of $300,000 be obtained for the benefit of Merchants to reimburse Wisconsin State Bank in the event that losses occur with respect to a list of identified loans or Wisconsin State Bank fails to maintain a ratio of allowance for loan losses to loans of at least 1.10 while its provision for loan losses does not exceed a budgeted amount, subject to certain adjustments. Each of the directors of

Random Lake has committed to establish the letter of credit and will be liable if Merchants draws on the letter of credit after the merger.

Random Lake directors were aware of these interests and considered them in approving the merger.

Opinion of Howe Barnes Investments, Inc. to Random Lake Board of Directors (pages 31 to 37)	On April 2, 2004, Howe Barnes Investments, Inc., a financial advisory and consulting firm, made a presentation to the Random Lake Board of Directors that, as of that date and based on and subject to certain assumptions, factors and limitations, a range of consideration values payable in connection with the merger was fair, from a financial point of view, to the holders of Random Lake common stock. Certain other discussions were held subsequent to that date as the final consideration payable in the merger was negotiated with Merchants. In anticipation of issuance of this Proxy Statement/Prospectus, Howe Barnes rendered an updated opinion dated as of June 11, 2004 to Random Lake’s Board of Directors that, as of that date and based on and subject to the assumptions, factors and limitations set forth in the opinion, the consideration payable in connection with the merger was fair, from a financial point of view, to the holders of Random Lake common stock. A copy of this updated opinion, setting forth the information reviewed, and certain assumptions made and matters considered by Howe Barnes, is attached to this document as Exhibit D. Random Lake shareholders should read the opinion in its entirety. See “THE MERGER - Opinion of Financial Advisor to Random Lake” and Exhibit D.

Dissenters’ Rights (pages 51 to 53)	If you follow the procedural requirements under Wisconsin law, you may be entitled to receive cash in the amount of the fair value of your Random Lake common stock instead of the merger consideration offered in the merger. The fair value of the shares of Random Lake common stock will be determined under Wisconsin law.

You should be aware that the merger agreement limits the number of Random Lake shareholders who may exercise dissenters’ rights. If the holders of more than 20% of the outstanding shares of Random Lake common stock exercise dissenters’ rights, then neither Merchants nor Random Lake will be obligated to complete the merger.

If you want to exercise dissenters’ rights, you must not vote in favor of the merger agreement and must comply with all of the procedural requirements provided by Wisconsin law. A copy of the Wisconsin dissenters’ rights statute is attached as Exhibit C to this document. We encourage you to read the statute carefully and to consult with legal counsel if you desire to exercise your dissenters’ rights.

Federal Income Tax Considerations (pages 49 to 51)	Random Lake must receive an opinion from its outside legal counsel stating that the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and each of Merchants, Merchants Merger Corp. and Random Lake will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Generally, this will mean that shareholders of Random Lake will not recognize gain or loss for federal income tax purposes to the extent they receive shares of Merchants common stock for their Random Lake common stock and may recognize gain to the extent they receive cash for their Random Lake common stock. However, because tax matters are complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how the merger will affect you.

Regulatory Approvals Needed (pages 41 to 42)	The merger is subject to the approvals of the Federal Reserve Board and the Wisconsin

Department of Financial Institutions, which have been obtained.

Risk Factors (pages 20 to 22)	In deciding whether to vote in favor of the merger agreement, you should carefully evaluate the matters discussed in the section under “RISK FACTORS.”

HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION

Merchants

Merchants common stock is not listed on any stock exchange or quoted on Nasdaq. Merchants common stock is quoted on the “Pink Sheets,” an inter-broker quotation medium and in the “Over the Counter Bulletin Board,” or OTCBB, an electronic quotation service. Merchants common stock is also listed in the “Other Stocks” section of the Milwaukee Journal Sentinel. It should be noted that bid quotations reflect interdealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions. Robert W. Baird & Co. Incorporated, a securities and investment banking firm headquartered in Milwaukee, Wisconsin, Howe Barnes Investments, Inc., a securities and investment banking firm headquartered in Chicago, Illinois, and Stifel, Nicolaus & Company, Incorporated, a securities and investment banking firm headquartered in St. Louis, Missouri, are the market makers for Merchants common stock. On March 31, 2004, there were approximately 1,650 shareholders of record of Merchants common stock. The following table sets forth for the calendar quarter indicated the high and low bid prices per share of Merchants common stock as reported on the OTCBB and the dividends per share of Merchants common stock, as adjusted to reflect stock dividends.

	Stock Price
Quarter Ended	High	Low	Dividends per share
March 31, 2004	$46.50	$43.65	$0.18

December 31, 2003	$46.35	$32.86	$0.17
September 30, 2003	33.18	31.27	0.17
June 30, 2003	31.80	27.59	0.17
March 31, 2003	28.64	26.55	0.17

December 31, 2002	$27.64	$26.45	$0.17
September 30, 2002	29.09	27.27	0.17
June 30, 2002	30.82	25.00	0.15
March 31, 2002	26.36	24.32	0.15

On April 23, 2003, the last trading day before the original announcement of the proposed merger, the bid price of Merchants common stock as reported on the OTCBB was $30.40 per share. On July 8, 2004, the bid price of Merchants common stock as reported on the OTCB was $33.00 per share. Shareholders are urged to obtain current market prices for Merchants common stock.

Random Lake

There were approximately 136 holders of record of Random Lake common stock on June 23, 2004. There is no established trading market for Random Lake common stock. The last sale of Random Lake common stock of which Random Lake is aware was on or about September 12, 2002 at $850 per share. Random Lake paid annual dividends of $42 per share for 2000, $43 per share for 2001, $50 per share for 2002 and $50 per share for 2003. Random Lake intends to pay pro rata dividends at the annual rate of $50 per share through the date of the merger.

SELECTED CONSOLIDATED FINANCIAL DATA OF MERCHANTS

Set forth below is selected consolidated financial information and other financial data for Merchants. The selected balance sheet and statement of income data, insofar as they relate to the five-year period ended December 31, 2003, are derived from Merchants’ audited consolidated financial statements. The selected consolidated financial data, as of and for the three months ended March 31, 2004 and 2003 are derived from unaudited consolidated financial statements. The results of operations and other data for the three months ended March 31, 2004 are not necessarily indicative of the results of operations and other data that may be expected for the year ending December 31, 2004 or for any future period. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Merchants’ consolidated financial statements and the related notes contained in the annual reports and other documents that Merchants files with the Securities and Exchange Commission, which are incorporated by reference in this document.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2004	2003	2003 (1)	2002 (2)	2001 (3)	2000 (3)	1999 (3)
	(dollars in thousands, except per share data)
Income Statement Data:
Interest income (taxable equivalent) (4)	$14,589	$12,905	$51,871	$40,421	$43,782	$43,256	$36,092
Interest expense	4,542	3,994	15,871	13,106	19,798	21,718	15,863
Net interest income	10,047	8,911	36,000	27,315	23,984	21,538	20,229
Provision for loan losses	450	302	1,311	1,156	1,125	1,239	974
Net interest income after provision for loan losses	9,597	8,609	34,689	26,159	22,859	20,299	19,255
Non-interest income	2,695	2,222	11,163	6,127	4,682	4,395	3,815
Merger related expenses	—	—	—	—	—	296	490
Non-interest expense	10,082	7,599	32,736	22,139	18,554	16,757	15,793
Income before provision for income taxes	2,210	3,232	13,116	10,147	8,987	7,641	6,787
Provision for income taxes	582	1,029	4,067	3,244	2,733	2,267	2,129
Less taxable equivalent adjustment	221	207	821	518	546	606	594
Net income	$1,407	$1,996	$8,228	$6,385	$5,708	$4,768	$4,064
Dividends:
Common stock	$600	$546	$2,213	$1,790	$1,802	$1,599	$1,432
Dividend pay–out ratio	42.64%	27.37%	26.90%	28.03%	31.57%	33.54%	35.24%
Per Share Data (5):
Net income-Basic	$0.42	$0.63	$2.58	$2.30	$2.05	$1.70	$1.44
Net income-Diluted	0.42	0.63	2.56	2.29	2.04	1.69	1.41
Book value	24.54	24.36	24.04	21.92	19.07	17.50	16.18
Balance Sheet Data:
Investment securities	$158,476	$129,924	$156,597	$130,125	$66,143	$78,847	$83,997
Loans, net of unearned discount	871,881	685,681	847,938	657,775	477,332	473,161	395,533
Total assets	1,160,577	926,878	1,145,607	909,405	608,020	600,460	533,268
Total deposits	918,036	734,180	911,948	729,456	477,785	458,051	430,225
Short-term borrowings	29,097	34,329	34,007	18,088	17,046	43,928	14,879
Long-term borrowings	84,309	68,537	59,528	72,322	55,800	44,700	38,900
Subordinated debentures	36,084	10,310	36,084	10,310	—	—	—
Total stockholders’ equity	81,860	70,074	79,974	69,329	52,929	48,515	45,735
Earnings Ratios:
Return on average total assets	0.49%	0.90%	0.86%	0.99%	0.95%	0.84%	0.81%
Return on average total stockholders’ equity	6.98	11.66	11.29	11.55	11.15	10.18	9.00
Net interest margin (6)	3.84	4.29	4.03	4.48	4.21	4.05	4.34
Efficiency ratio (7)	80.52	69.55	70.64	67.24	65.98	67.33	69.44
Asset Quality Ratios:
Allowance for loan losses to total loans	1.07%	1.14%	1.07%	1.15%	1.15%	1.05%	1.01%
Nonaccrual loans to loans (8)	0.50	0.64	0.62	0.48	0.92	0.38	0.56
Allowance for loan losses to nonperforming loans (8)	212.51	178.52	172.96	239.24	125.60	276.03	179.79
Nonperforming assets to total assets (9)	0.57	0.69	0.63	0.61	0.75	0.32	0.44
Net loan charge-offs to average loans	0.02	0.00	0.14	0.21	0.12	0.06	0.11
Capital Ratios:
Total stockholders’ equity to total assets	7.06%	7.56%	6.99%	7.63%	8.71%	8.08%	8.58%
Average equity to average assets	7.08	7.70	7.58	8.54	8.52	8.29	9.05
Total capital to risk-weighted assets ratio	10.11	10.50	10.25	10.71	11.53	11.19	12.42
Tier 1 risk-based capital ratio	8.22	9.43	9.24	9.63	10.43	10.14	11.44
Tier 1 capital to average assets ratio	6.91	7.73	8.02	9.41	8.72	8.25	9.44
Ratio of Earnings to Fixed Charges (10):
Including interest on deposits	1.41	1.71	1.73	1.69	1.41	1.32	1.39
Excluding interest on deposits	2.16	3.57	3.33	3.64	2.72	2.28	4.47

(1)	Year-end data for 2003 includes Reedsburg Bancorporation, Inc. and subsidiaries acquired by Merchants on November 1, 2003.
(2)	Year-end data for 2002 includes Fortress Bancshares, Inc. and subsidiaries acquired by Merchants on November 30, 2002.
(3)	Restated to reflect the January 16, 2001 acquisition of CBOC, Inc. and the December 31, 1999 acquisition of Pyramid Bancorp; both acquisitions were accounted for as pooling-of-interests.

(4)	Taxable-equivalent adjustments to interest income involve the conversion of tax-exempt sources of interest income to the equivalent amounts of interest income that would be necessary to derive the same net return if the investments had been subject to income taxes. A 34% incremental income tax rate, consistent with Merchants’ historical experience, is used in the conversion of tax-exempt interest income to a tax-equivalent basis.

(5)	All per share information presented herein has been retroactively restated to give effect to the 10% stock dividend declared in November 2003, as if it occurred as of January 1, 1999.

(6)	Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.

(7)	Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.

(8)	Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.

(9)	Nonperforming assets consist of nonperforming loans and other real estate.

(10)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

RISK FACTORS

In deciding whether to vote in favor of the merger, Random Lake shareholders should consider the following factors, in addition to the other matters set forth or incorporated by reference in this Proxy Statement/Prospectus.

Acquisitions by Merchants may adversely affect the value of your investment.

Merchants acquired Reedsburg Bancorporation, Inc. on November 1, 2003, and Merchants expects to explore other acquisition opportunities in the future. Merchants’ acquisitions of Random Lake and Reedsburg or other future acquisitions may involve a number of risks, including the following:

•	dilution of your ownership of Merchants through the issuance of stock in future acquisitions;

•	adverse effects on Merchants’ business or earnings through the use of cash or the incurrence of debt in future acquisitions;

•	possible adverse effects on Merchants’ future operating results;

•	costs or other difficulties relating to the integration of future acquisitions with Merchants may reduce Merchants’ profitability;

•	loss of customers or key employees during the integration of future acquisitions;

•	diversion of management’s attention could impair their ability to effectively manage Merchants’ business operations; and

•	unanticipated management or operational problems or liabilities may adversely affect Merchant’s profitability and financial condition.

Any or all of these risks could have a material adverse effect on Merchants’ business, financial condition or results of operations.

Merchants’ future needs for capital may adversely affect earnings and dilute ownership.

In order to fund its expansion plans, to provide capital to support internal growth of its subsidiaries, or to raise funds for other general corporate purposes, Merchants may, from time to time, issue additional securities, including common stock, preferred stock and/or debt instruments. The terms of future debt or equity financings may involve the following risks to Merchants and its shareholders:

•	the holdings of Merchants’ shareholders may be diluted if Merchants sells shares of common stock at a discount to the market price or issues warrants with an exercise price or convertible securities with a conversion rate less than the market price of Merchants common stock;

•	Merchants may issue preferred stock with dividend rights, liquidation preferences, voting rights or other rights and preferences superior to those of its common stock; or

•	Merchants may issue debt securities with substantial debt service requirements, high interest rates or other terms that limit its ability to obtain additional financing or to take advantage of business opportunities.

The completion of any of these financing alternatives may depress the market price of Merchants common stock or have a material adverse effect on its business and financial condition.

Merchants common stock may be subject to greater share price fluctuation.

There is no active trading market for Random Lake common stock and the price of shares of Random Lake common stock is based essentially upon the financial condition of Random Lake and the market value for similar non-publicly traded bank holding companies and other factors. The share price of Merchants common stock is by nature more subject to the general price fluctuations in the market for publicly-traded equity securities. Such fluctuations are not necessarily related to a change in the financial performance or condition of Merchants.

Changing nature of business resulting from the merger may adversely affect future performance.

The financial performance of Random Lake results primarily from its retail banking activities. Random Lake shareholders who receive shares of Merchants common stock will own an interest in a diversified multi-bank financial holding company currently operating 38 banking offices located in Wisconsin, Iowa and Minnesota, which is engaged in several non-banking businesses. Financial performance of Merchants is accordingly dependent on its activities and the economic factors in such markets and businesses.

Actual merger price will not be known.

The actual market value of the Merchants common stock you receive will not be known at the time of the annual meeting. The merger agreement contains a fixed exchange ratio of 78.34 shares of Merchants common stock and $304.66 in cash for each share of Random Lake common stock outstanding as of the effective time of the merger. Because the market price for Merchants common stock will fluctuate, the actual market value of Merchants common stock you will receive at the time of closing of the merger will not be known at the time of the annual meeting. However, the merger agreement contains provisions to renegotiate the merger consideration in the event that the daily average of bid and ask prices for Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31 or greater than $39. Please refer to the “THE MERGER - Merger Consideration.”

Merchants common stock is not listed on a stock exchange or quoted on Nasdaq and has less trading volume than many exchange listed or Nasdaq quoted stocks.

Merchants common stock is not listed on a national stock exchange or quoted on Nasdaq, but is quoted on the “Pink Sheets,” an inter-broker quotation medium, and on the Over-the-Counter Bulletin Board, an electronic quotation service. While the Merchants common stock is quoted in the “Other Stocks” section of the Milwaukee Journal Sentinel, such bid and ask quotations do not necessarily represent actual sales. The trading volume of Merchants common stock is generally more limited than the trading volume of exchange-listed or Nasdaq quoted companies and Merchants common stock may be more susceptible to price fluctuations relative to transaction activity.

Impairment of goodwill could reduce Merchants’ earnings.

Merchants will account for the acquisition of Random Lake using the purchase accounting method. Under that method of accounting, the assets and liabilities of Random Lake will be recorded at their fair value and added to the assets and liabilities of Merchants. Any excess of the value of the cash paid and common stock issued for Random Lake common stock over the fair value of Random Lake’s net assets will be recorded as goodwill. Goodwill will be valued annually and any losses will be recognized in Merchants’ future earnings. “Loss” for this purpose occurs if it is determined that the business acquired in a prior deal is worth less at the present time than the price actually paid for it. This applies to goodwill resulting from the merger (and any future mergers) as well as existing goodwill at the time of the merger.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Proxy Statement/Prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these forward-looking statements from our use of the words “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “could,” “believe,” “estimate,” “predict,” “objective,” “potential,” “projection,” “forecast,” “goal,” “project,” “target” and similar expressions. These forward-looking statements may include, among other things:

•	risks discussed above;

•	statements relating to projected growth; anticipated improvements in earnings, earnings per share and other financial performance measures; and management’s long term performance goals;

•	statements relating to the anticipated effects on results of operations or financial condition from expected developments or events;

•	statements relating to our business and growth strategies, including potential acquisitions; and

•	any other statements which are not historical facts.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in any forward-looking statements are reasonable, we cannot guarantee future events or results. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties under the caption “RISK FACTORS” and elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference in this Proxy Statement/Prospectus.

THE ANNUAL MEETING

Date, Place and Time

The annual meeting of the shareholders of Random Lake will be held at the Random Lake Fire House, 718 North Spring Street, Random Lake, Wisconsin 53075 on August 11, 2004, at 4:00 p.m., local time.

Matters to be Considered at the Annual Meeting

At the annual meeting, holders of Random Lake common stock will consider and vote upon a proposal to approve the merger agreement, to elect one director into Class I for a three-year term and any other matters that may properly come before the annual meeting. For a detailed description of the merger and the merger agreement, see “THE MERGER” and “THE MERGER AGREEMENT.”

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Random Lake common stock entitled to vote at the annual meeting is required to approve the merger agreement. Each share of Random Lake common stock outstanding on the record date, June 30, 2004 is entitled to one vote. Shareholders of Merchants are not required to approve the merger agreement and no further corporate authorization by Merchants is required to complete the merger.

Pursuant to the voting agreement, directors of Random Lake who have voting power with respect to a total of 1,741 shares or approximately 40.8% of Random Lake common stock entitled to vote at the annual meeting have agreed, among other things, to vote their shares in favor of the approval and adoption of the merger agreement and against other transactions that may conflict with the merger, subject to the exercise of their fiduciary duties as directors.

The election of the director nominee will require the affirmative vote of at least a plurality of votes cast at the annual meeting.

The directors of Random Lake recommend that Random Lake shareholders vote for approval of the merger agreement and for the election of the director nominee.

Voting of Proxies

Shares represented by properly executed proxies for Random Lake common stock received in time for the annual meeting will be voted at the annual meeting in the manner specified by the holders of such stock. Proxies which do not contain voting instructions will be voted FOR approval of the merger agreement and FOR the election of the director nominee.

It is not expected that any matter other than that referred to in this Proxy Statement/Prospectus will be brought before the annual meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Revocability of Proxies

The grant of a proxy on the enclosed form of proxy does not preclude a shareholder from voting in person. A shareholder may revoke a proxy at any time prior to its exercise by delivering to the Secretary of Random Lake a duly executed proxy or revocation of proxy bearing a later date or by voting in person at the annual meeting. Attendance at the annual meeting will not of itself constitute revocation of a proxy.

Record Date; Stock Entitled to Vote; Quorum

Only holders of record of Random Lake common stock at the close of business on the record date, June 30, 2004, will be entitled to receive notice of and to vote at the annual meeting.

At the record date, 4,267 shares of Random Lake common stock held by approximately 136 shareholders of record were outstanding. Shares representing a majority of the outstanding shares of Random Lake common stock entitled to vote must be represented in person or by proxy at the annual meeting in order for a quorum to be present. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of the merger agreement or election of the director nominee. If a broker or other holder of record indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Solicitation of Proxies

Random Lake will bear the cost of the solicitation of proxies from its shareholders. Merchants and Random Lake will share equally in the expense of preparing, printing, mailing and filing the Registration Statement and Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of Random Lake may solicit proxies from shareholders of Random Lake by telephone or electronically, or in person, but will receive no additional compensation for such services.

Random Lake shareholders should not return their stock certificates with their proxy cards. As soon as practicable following the annual meeting, Random Lake shareholders will be provided with materials relating to the exchange of their stock certificates. (See “THE MERGER - Conversion of Shares; Procedure for Exchange of Certificates; Fractional Shares.”)

THE MERGER

The following description of the merger is qualified in its entirety by reference to the merger agreement. We urge you to read the merger agreement, a copy of which is attached as Exhibit A to this Proxy Statement/Prospectus and incorporated in this Proxy Statement/Prospectus by reference.

Background of the Merger and Reasons for the Merger - Random Lake

The reasons for the merger can best be understood in the context of the recent historical performance and written strategic plan of Random Lake’s bank subsidiary. From 1995 through 1999, the bank’s annual asset growth rate averaged 10%, while earnings stagnated. Strategically, it was imperative for the bank to grow while increasing earnings. In 2000, the bank started a branch in Prairie du Chien and bought a branch in Arcadia. Those moves were very successful as the assets grew over 50% in an 18 month period. While earnings suffered in 2000, earnings growth since then has been very strong with the bank earning $257,000 in 2000, $602,000 in 2001, $920,000 in 2002 and $918,000 in 2003.

Even with the strong growth in earnings, internal capital formation was not sufficient after shareholder dividends to capitalize asset growth at 7%, which was required by Random Lake’s regulators. Random Lake needed to borrow significant sums to invest in the bank to support this growth. Random Lake’s growth was straining its capital resources. This was not totally unforeseen, as there had been discussions regarding capital issues since 1999. Some alternatives discussed included selling Arcadia; issuing new stock; issuing debentures; and eliminating shareholder dividends. Arcadia was sold in January 2003, thereby reducing Random Lake’s asset size and temporarily increasing its capital ratio. The other alternatives were investigated and found to be dilutive to shareholders, unpopular or too expensive.

The strategic plan also identified and addressed issues regarding increased internal controls and oversight required by Random Lake’s growth, and a more formal approach to marketing issues. Significant additional management resources were needed in the areas of legal compliance, personnel administration, technology, and loan administration. These management personnel needs would add to cost without generating additional revenues. At the same time, a marketing plan was developed in 2000 and updated annually since. Among other things, it recognized the need for more experienced personnel, particularly on the commercial side, additional products and services, and much more training. While much of the marketing plan has been implemented, the bank found it very time-consuming and expensive to bring new products to market, while its larger competitors have the resources to react more quickly to demands for new products. While the bank could see short term results from some marketing initiatives, longer term benefits would require significant investment in personnel time and money.

Random Lake was formed as a holding company on March 11, 1992 primarily to be a source of financial strength to the bank and to provide liquidity to shareholders. It has performed both functions in its short history, but has used much of its available borrowing capacity. In 1999 Random Lake borrowed over $700,000 to redeem shares of Random Lake common stock from an estate. This action ensured the independence of Random Lake under current management while providing liquidity to the estate. In 2001 Random Lake began to borrow to support the bank’s asset growth and as of March 31, 2003, Random Lake had total debt in excess of $1,700,000. The Random Lake’s Board of Directors set $2,100,000 as an upper debt limit for holding company borrowings which has since been drawn upon in its entirety. In effect, Random Lake was no longer in a position to provide liquidity in the event that shares of Random Lake common stock were offered for redemption.

The need to resolve Random Lake’s capital issue for the long term, quickly bring new products and services to its markets, improve internal administration without reducing earnings, and provide a market for shares of Random Lake common stock were the four main factors leading to management discussion regarding becoming part of a larger organization.

The strategic plan requires all major management initiatives to consider 4 groups: shareholders; customers; employees; and the communities Random Lake serves. Merchants was considered as a possible merger partner as early as the Fall of 2001 when initial introductions were made. Random Lake explored a potential transaction with Merchants due to Merchants’ reputation as a community banking organization.

Other options considered by executive management and the board included joining together with other local community banks and selling to the highest bidder. Discussions with other local banks revealed the many difficulties a merger of equals would present, such as management, ownership and cultural issues. The idea of selling through a bidding process was rejected for several reasons: it would be extremely disruptive to the bank’s employees; it would have an adverse impact on the bank’s marketing endeavors; it would be difficult to ensure that employee, customer, and community issues would be adequately addressed in the process; and Random Lake would lose some leverage in terms of the structure of the transaction.

Since April 2002, Random Lake’s management and Merchants’ management have worked together on a number of matters, such as loan participations, deposit referrals, and financial planning. In fact, the bank has established an office of a financial services subsidiary of Merchants in its Random Lake location. This has given the bank the opportunity to experience first hand Merchants’ approach to community banking. Random Lake also had the opportunity to talk to presidents of Merchants’ bank subsidiaries to determine their level of satisfaction regarding the 4 groups addressed in the bank’s strategic plan.

In August 2002, Random Lake’s Board of Directors discussed reopening merger discussions with Merchants and in late Fall of 2002, serious discussions began regarding the pricing, structure and other aspects of the potential merger transaction. Random Lake’s Board was consulted throughout late 2002 and early 2003 concerning matters surrounding the proposed transaction. Random Lake’s management researched statistical data on similar transactions and consulted with experts in the field. At that time, representatives of Merchants and Random Lake negotiated the original merger agreement. Howe Barnes was retained by Random Lake in early April 2003 to review the proposed transaction. On April 22, 2003, at a special meeting of the Board of Directors, Howe Barnes issued its opinion concerning the fairness, from a financial point of view, of the consideration in the original merger agreement to the holders of Random Lake common stock.

Random Lake’s board of directors approved the original merger agreement on April 22, 2003, and the original merger agreement was executed on April 24, 2003. The original merger agreement provided for merger consideration consisting of 90 shares of Merchants common stock and $300 in cash for each share of Random Lake common stock. The parties could renegotiate the merger consideration if the daily average of the bid and ask prices for the Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger was less than $25 or greater than $35.

Random Lake’s shareholders approved the original merger agreement at a special meeting held on September 17, 2003. Following this approval, the daily average of the bid and ask prices of Merchants common stock for the relevant periods exceeded $35 per share. Merchants also identified other issues relating to Wisconsin State Bank’s operations and loan portfolio. As a result, the merger was not completed and Merchants and Random Lake commenced a process to renegotiate the merger consideration and other terms of the original merger agreement. These negotiations continued periodically between October 2003 and June 2004, and resulted in the execution of the merger agreement dated June 11, 2004. The merger agreement changed the merger consideration to 78.34 shares of Merchants common stock and $304.66 in cash for each share of Random Lake common stock. The parties also agreed to add conditions in the merger agreement relating to Wisconsin State Bank’s loan portfolio and net income and Merchants’ due diligence investigation. These provisions are described in “THE MERGER AGREEMENT.” On April 2, 2004, Howe Barnes made a presentation to the Random Lake Board of Directors that, as of that date and based on and subject to certain assumptions, factors and limitations, a range of consideration values payable in connection with the merger was fair, from a financial point of view, to the holders of Random Lake common stock. Certain other discussions were held subsequent to that date as the final consideration payable in the merger was negotiated with Merchants. In anticipation of issuance of this Proxy Statement/Prospectus, Howe Barnes rendered an updated opinion dated as of June 11, 2004 to Random Lake’s Board of Directors that, as of that date and based on and subject to the assumptions, factors and limitations set forth in the opinion, the consideration payable in connection with the merger was fair, from a financial point of view, to the holders of Random Lake common stock.

Recommendation of the Board of Directors - Random Lake

On June 11, 2004, Random Lake’s Board of Directors determined that the merger is fair to and in the best interests of Random Lake and its shareholders, approved and adopted the merger agreement and the transactions contemplated by the merger agreement, and resolved to recommend that Random Lake shareholders vote “FOR” approval and adoption of the merger agreement. In reaching this determination, the Random Lake Board of Directors considered many factors including the following:

•	the opportunity for Random Lake shareholders to receive the merger consideration of 78.34 shares of Merchants common stock and $304.66 in cash per share of Random Lake common stock;

•	the provision of the merger agreement requiring the parties to renegotiate the merger consideration if the daily average of bid and ask prices for the Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31 or greater than $39;

•	the increased marketability and liquidity of Merchants common stock to be received in the merger as compared to the illiquidity and lack of marketability of Random Lake common stock;

•	the increased opportunity and resources to serve the company’s customers;

•	the increased resources and expertise available from Merchants to help keep Wisconsin State Bank competitive;

•	the opportunity for career enhancement available to employees of Wisconsin State Bank;

•	Merchants’ commitment to community banking and to serving the needs of Wisconsin State Bank’s local communities;

•	Merchants’ commitment to maintaining local management and decision-making;

•	the consistent dividend history and rate of dividends of the Merchants common stock to be received in the merger;

•	the anticipated tax-free nature of the merger for federal income tax purposes which would permit Random Lake’s shareholders to defer federal income taxation under certain circumstances except to the extent that they receive cash for their Random Lake common stock;

•	the potential for future appreciation of Merchants common stock due to Merchants’ greater market presence and financial resources;

•	the financial terms of other recent business combinations in the financial services industry; and

•	the receipt by the Board of Directors of Random Lake of the opinion of Howe Barnes Investments, Inc. concerning the fairness, from a financial point of view, of the consideration in the merger to the holders of Random Lake common stock (See “THE MERGER - Opinion of Financial Advisor to Random Lake” and Exhibit D).

While each member of Random Lake’s Board of Directors evaluated each of the foregoing as well as other factors, the Board of Directors collectively did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Random Lake’s Board of Directors collectively made its determination with respect to the merger based on its unanimous conclusion that the merger, in light of the factors which each of them individually considered appropriate, is fair to and in the best interest of Random Lake’s shareholders.

The Board of Directors of Random Lake has unanimously approved the merger agreement and recommends a vote for approval of the merger agreement at the annual meeting.

Reasons for the Merger - Merchants

On April 24, 2003, Merchants’ Board of Directors determined that the merger is fair to and in the best interests of Merchants and its shareholders and approved and adopted the original merger agreement and the transactions contemplated by the original merger agreement. This approval was sufficient to authorize Merchants to enter into the amended and restated merger agreement on June 11, 2004. In reaching this determination, Merchants’ Board of Directors considered many factors including the following:

•	the financial structure, results of operations, and prospects of Merchants and Random Lake, the capital adequacy of the resulting entity and the outlook for the organizations in the rapidly changing financial services industry;

•	the relationship of the consideration to be paid in the merger to market prices and the book value and earnings per share of Random Lake and the financial terms of other recent comparable business combinations in the banking industry;

•	the merger meets Merchants’ strategic objectives of maintaining and strengthening locally owned and operated community-oriented financial institutions;

•	the merger will create a significantly larger financial institution that will have capabilities to offer a wider array of financial products and services;

•	the combined resources of the two companies are expected to improve the efficiencies associated with the development of new products and services to be offered by Merchants;

•	Merchants will have immediate access to markets which are currently not served by Merchants;

•	the similarities between the operations of Merchants and Random Lake are expected to result in cost savings and more efficient utilization of resources and technology thereby offering economies of scale not currently available to Merchants;

•	the size and capital structure of Merchants following the merger will provide greater opportunities and flexibility in responding to the rapidly changing industry for financial service providers;

•	the asset size, capital position, management strength and market position of Merchants should strengthen the combined company’s competitive position and ability to take advantage of current and emerging opportunities for growth and profitability; and

•	the opinion of the Board of Directors of Merchants that the consideration to be paid by Merchants in the merger is fair, from a financial point of view, to Merchants and its shareholders.

While each member of Merchants’ Board of Directors evaluated each of the foregoing as well as other factors, the Board of Directors collectively did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Merchants’ Board of Directors collectively made its determination with respect to the merger based on its unanimous conclusion that the merger, in light of the factors which each of them individually considered appropriate, is fair to and in the best interest of Merchants and its shareholders.

Opinion of Financial Advisor to Random Lake

Howe Barnes has confirmed its April 22, 2003 opinion by delivery of an updated written opinion to the Random Lake Board of Directors dated June 11, 2004 stating that, as of the date of such opinion and based on the matters set forth in such opinion, the merger consideration is fair, from a financial point of view, to the holders of Random Lake common stock.

The full text of Howe Barnes’ opinion dated June 11, 2004, which sets forth assumptions made, procedures followed, matters considered, and limits on the review undertaken by Howe Barnes, is attached as Exhibit D and is incorporated herein by reference. The description of the Howe Barnes opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. Random Lake shareholders are urged to read the Howe Barnes opinion in its entirety.

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement to the holders of Random Lake common stock and does not address Random Lake’s underlying business decision to proceed with the merger, nor does it express an opinion as to the prices at which shares of Merchants common stock issued in the merger may trade if and when they are issued or at any future time. The opinion is directed only to the merger consideration in the merger and does not constitute a recommendation to any holder of Random Lake common stock as to how such holder should vote with respect to the merger agreement at any meeting of holders of Random Lake common stock.

Howe Barnes, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. The Random Lake Board of Directors selected Howe Barnes on the basis of its familiarity with the financial services industry, its qualifications, ability, previous experience, and its reputation with respect to such matters.

For purposes of its opinion dated June 11, 2004, in connection with its review of the proposed transaction with Merchants, Howe Barnes, among other things:

•	reviewed the amended merger agreement and the specific terms of the merger;

•	participated in discussions with representatives of Random Lake concerning the company’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

•

reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Random Lake and Merchants, including those included in their most recent respective Annual Reports and/or Form 10-K and the respective Quarterly Reports and/or Form 10-Q for the periods ended March 31, 2004, September 30, 2003 and June 30, 2003, as well as other internally generated reports relating to asset/liability management, asset quality, and so forth;

•	reviewed certain financial forecasts and projections of Random Lake prepared by its management and reviewed publicly available information for Random Lake;

•	discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of Random Lake with certain members of management;

•	reviewed reported market prices and historical trading activity of Merchants common stock;

•	reviewed certain aspects of the financial performance of Merchants and compared such financial performance of Merchants, together with stock market data relating to Merchants common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and

•	reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

In conducting its review and rendering its opinion dated June 11, 2004, Howe Barnes assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to Howe Barnes by Random Lake, Merchants, and their respective representatives, and of the publicly available information that was reviewed by Howe Barnes. Howe Barnes is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Random Lake and Merchants at March 31, 2004 are adequate to cover such losses and complied fully with applicable law, regulatory policy, and sound banking practice as of the date of such financial statements. Howe Barnes was not retained to and did not conduct a physical inspection of any of the properties or facilities of Random Lake or Merchants, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Random Lake or Merchants, was not furnished with any such evaluation or appraisal, and did not review any individual credit files. Howe Barnes’s opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

The following is a brief summary of the analyses prepared by Howe Barnes for Random Lake’s Board of Directors in connection with Howe Barnes’s written opinion.

Comparable Transaction Analysis. As part of its analyses, Howe Barnes reviewed 7 completed or pending comparable mergers and acquisitions of banks headquartered in the Midwest announced from January 3, 2003 to January 22, 2004 in which total assets of the acquired company were in the approximate range of $75 million to $125 million and last twelve months return on average assets of the sellers were greater than 0.75% (“Comparable Transactions”). The Comparable Transactions included the following transactions:

Announce Date	Seller	Buyer
01/22/04	Independence Bancorp	Harrodsburg First Financial Bancorp, Inc.
09/11/03	Round Lake Bankcorp, Incorporated	Northern States Financial Corporation
08/29/03	First Heartland Bancorp	Northwest Financial Corp.
06/20/03	Lakes Region Bancorp, Incorporated	State Financial Services Corporation
03/28/03	Founders Bancshares, Incorporated	Dickinson Financial Corporation II
03/03/03	Cornerstone Bank & Trust, NA	Carlinville National Bank Shares, Inc.
01/03/03	John Warner Financial Corporation	JW Bancorp Inc.

For each transaction for which data was available, Howe Barnes calculated the multiple of the offer value to the acquired company’s: (i) EPS for the twelve months preceding (“LTM”); (ii) premium to core deposits; (iii) book value per share; (iv) tangible book value per share; and (v) assets. Howe Barnes compared these multiples with the corresponding multiples for the merger, valuing the merger consideration at $3,045.38 per share or $13.0 million. In calculating the multiples for the merger, Howe Barnes used Random Lake’s EPS for the twelve months ended March 31, 2004, and book value per share, tangible book value per share and core deposits as of March 31, 2004.

	Price/ LTM EPS Ratio (x)	Core Deposit Premium (%)	Price/ Book Value (%)	Price/ Tangible Book Value (%)	Price/ Assets (%)
High:	27.25	19.43	298.95	322.58	21.22
Low:	11.57	3.00	125.34	125.34	11.28
Mean:	17.72	10.03	207.04	227.61	17.00
Median:	18.35	9.84	212.50	216.46	17.42

Merger Consideration for Random Lake:	14.49	10.23	207.01	207.01	13.82

No company or transaction used in the above analyses as a comparison is identical to Random Lake, Merchants, or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial operating characteristics, including, among other things, differences in revenue composition and earnings performance among the companies, and other facts that could affect the public trading value of the companies to which they are being compared.

Comparable Company Analysis. Howe Barnes calculated, reviewed, and compared selected publicly-available financial data and ratios (at or for the twelve months ended either March 31, 2004 or December 31, 2003) and trading multiples (as of June 11, 2004) for Merchants to the corresponding ratios and multiples of two comparable company peer groups.

The first comparable company peer group consists of OTC Bulletin Board-traded Midwestern banks with total assets between $750 million and $1.5 billion (the “Merchants First Peer Group”) consisting of:

Ticker	Company Name	City	State
ATLO	Ames National Corporation	Ames	IA
BKYF	Bank of Kentucky Financial Corporation	Crestview Hills	KY
BYLK	Baylake Corporation	Sturgeon Bay	WI
EFSC	Enterprise Financial Services Corp	Clayton	MO
FMNB	Farmers National Banc Corporation	Canfield	OH
FMBH	First Mid-Illinois Bancshares, Incorporated	Mattoon	IL
MSTI	Main Street Trust, Inc.	Champaign	IL
MBCI	Mercantile Bancorp, Incorporated	Quincy	IL

The second comparable company peer group consists of Nasdaq and AMEX-traded Midwestern banks with total assets between $750 million and $1.5 billion (the “Merchants Second Peer Group”) consisting of:

Ticker	Company Name	City	State
EXJF	Exchange National Bancshares, Inc.	Jefferson City	MO
FFKT	Farmers Capital Bank Corporation	Frankfort	KY
FBMI	Firstbank Corporation	Alma	MI
GABC	German American Bancorp	Jasper	IN
HOMF	Home Federal Bancorp	Columbus	IN
HBNC	Horizon Bancorp	Michigan City	IN
LKFN	Lakeland Financial Corporation	Warsaw	IN
LNBB	LNB Bancorp, Inc.	Lorain	OH
MCBC	Macatawa Bank Corporation	Holland	MI
MSFG	MainSource Financial Group Inc.	Greensburg	IN
MBTF	MBT Financial Corporation	Monroe	MI
MBWM	Mercantile Bank Corporation	Wyoming	MI

NSFC	Northern States Financial Corporation	Waukegan	IL
OAKF	Oak Hill Financial, Inc.	Jackson	OH
QCRH	QCR Holdings, Inc.	Moline	IL
SYI	S.Y. Bancorp, Inc.	Louisville	KY
UBCD	UnionBancorp, Inc.	Ottawa	IL
WTBA	West Bancorporation, Inc.	West Des Moines	IA

The companies in the Merchants Peer Groups are similar in size to Merchants, and operate in an economic, geographic, and demographic environment that Howe Barnes deemed to be similar to the environment in which Merchants operates. Comparative financial statistics were reviewed and particular attention was given to the one-year period leading up to the date of the fairness opinion.

The financial performance and trading multiples used in comparing Merchants to the Merchants Peer Groups averages were:

	Price to 2003 EPS (x)	Price to LTM EPS (x)	Price to Book Value (%)	Price to Tangible Book Value (%)
Merchants First Peer Group
Mean:	18.20	17.98	212.82	231.17
Median:	18.12	17.88	217.50	241.66

Merchants Second Peer Group
Mean:	17.52	20.21	186.24	208.04
Median:	15.80	15.54	181.54	196.76

Merchants	13.48	14.62	140.59	222.44

Discounted Cash Flow Analysis. Using discounted cash flow analysis, Howe Barnes estimated the future dividend streams that Random Lake could produce over the period from January 1, 2004 through December 31, 2008, assuming annual asset growth rates and further assumed Random Lake performed in accordance with recent historical trends and the future outlook of Random Lake management. Howe Barnes calculated terminal values as a perpetuity with near term asset growth rates between 3.0% and 5.0%. The dividend streams and terminal value were discounted to present values using discount rates which reflect different assumptions regarding the required rates of return to holders and prospective buyers of Random Lake common stock. Howe Barnes estimated a range of terminal values by applying multiples to estimated fiscal year-end 2008 net income. The range of terminal multiples was chosen based on past and current trading multiples of institutions similar to Random Lake and past and current multiples of comparable merger and acquisition transactions. The range of present values of Random Lake resulting from this analysis was then compared with the merger consideration.

	Growth Rate	Discount Rate	Long-Term Growth Rate	Terminal Multiples	Calculated Values
High:	5.00%	15.00%	3.00%	18x	$14.3 million
Low:	3.00%	12.00%	3.00%	16x	$11.6 million

The foregoing is a summary of the material financial analyses performed by Howe Barnes and presented to the Random Lake Board of Directors, but does not purport to be a complete description of the analyses performed by Howe Barnes. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, Howe Barnes did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Howe Barnes’s opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Howe Barnes’s view of the actual value of Merchants, or the current or future trading price for Random Lake common stock.

In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Random Lake and Merchants. The analyses performed by Howe Barnes are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Howe Barnes’s analysis of the fairness of the merger consideration, from a financial point of view, to the holders of Random Lake common stock. The analyses do not purport to be appraisals or to reflect the prices at which a company or its securities may actually be bought or sold.

Pursuant to the terms of a letter agreement dated February 3, 2003, Random Lake agreed to pay Howe Barnes $55,000 for rendering its opinion. Pursuant to the terms of a letter agreement dated February 10, 2004, Random Lake agreed to pay Howe Barnes $10,000 for updating its opinion dated April 22, 2003. In addition, Random Lake agreed to indemnify Howe Barnes against certain liabilities arising out of its engagement, including liabilities under the federal securities laws.

Interests of Certain Persons in the Merger

Certain members of Random Lake’s management and the Random Lake Board may be deemed to have certain interests in the merger which are in addition to their interests as stockholders of Random Lake generally. The Random Lake Board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Upon completion of the merger, Mr. Harold Mueller, chairman of the Random Lake Board and of the Wisconsin State Bank Board, will be appointed to the Board of Directors of a subsidiary of Merchants, and Mr. Jeffrey Mueller, President of Random Lake and of Wisconsin State Bank, will be appointed to the Board of Directors of Merchants. Mr. Harold Mueller will enter into a consulting agreement with Merchants for services to be rendered for the four years following the completion of the merger and will continue to serve as chairman of the Wisconsin State Bank Board. Mr. Harold Mueller will receive consulting fees of $50,000 per year.

Merchants has agreed to enter into an employment agreement with Mr. Jeffrey Mueller for services to be rendered as President and Chief Executive Officer of Wisconsin State Bank following the merger until the fourth anniversary of the merger, renewable for additional twelve-month periods. Mr. Jeffrey Mueller will receive a salary of $130,000 per year, subject to annual increases by the Merchants Board of Directors, and shall be entitled to participate in Merchants’ bonus and incentive plans offered to executive officers. Under the employment agreement, in the event Mr. Jeffrey Mueller’s employment with Merchants is terminated by Merchants (other than for cause or disability) or in the event he voluntarily terminates such employment for reasons including diminished responsibilities, diminished compensation, geographic relocation or failure of Merchants to renew his contract (for reasons other than cause), Mr. Mueller may receive up to 36 months of severance payments. The severance payments will be equivalent to his annual salary in effect at the time of such termination plus his cash bonus for the year prior to the termination times the number of full or partial years remaining in the employment term under his employment contract at the time of the termination. In the event Mr. Jeffrey Mueller’s employment is terminated due to his disability, he may receive as severance up to 48 months of base salary payments at the rate in effect at the time of such termination, offset by any payments made to him under government programs or other insurance programs offered by Merchants to assist employees who have suffered a disability. For a period of 18 months following Mr. Jeffrey Mueller’s termination of employment with Merchants, he shall be prohibited from competing against Merchants.

Upon the completion of the merger, Mr. Jeffrey Mueller will also receive a grant of incentive and nonstatutory stock options for 20,000 shares of Merchants common stock. The stock options granted to Mr. Jeffrey Mueller will vest incrementally beginning with the date of the merger through March 31, 2007. Upon the occurrence of certain events that are deemed to be a change in control of Merchants under the employment contract between Merchants and Mr. Jeffrey Mueller, the stock options granted to him in connection with the merger will become immediately exercisable. The Salary Continuation Agreement between Random Lake and Mr. Jeffrey Mueller will continue with Merchants as the successor party to Random Lake after the merger, except that Mr. Jeffrey Mueller has agreed to waive certain enhancements that would be triggered upon the completion of the merger.

It is a condition to Merchants’ obligation to complete the merger that a letter of credit in the amount of $300,000 be obtained for the benefit of Merchants. The reimbursement obligation will apply in the event that Wisconsin State Bank experiences losses with respect to a list of identified loans or if Wisconsin State Bank fails to maintain a ratio of allowance for loan losses to loans of at least 1.10 while its provision for loan losses does not exceed a budgeted amount, subject to certain adjustments. Each of the directors of Random Lake has committed to establish the letter of credit and will be liable if Merchants draws on the letter of credit after the merger. This letter of credit will be irrevocable until the later of the first anniversary of the merger or such time as Wisconsin State Bank satisfies certain peer group credit ratios and all of the loans on the list have been paid off or are performing satisfactorily.

Merger Consideration

Upon completion of the merger, each share of Random Lake common stock outstanding at the effective time of the merger will be converted into the right to receive the merger consideration called for by the merger agreement of 78.34 shares of Merchants common stock and $304.66 in cash unless the holder of that share has perfected dissenters’ rights.

No fractional shares of Merchants common stock will be issued. Each holder of a fractional share interest will be paid an amount in cash equal to such fractional interest multiplied by the Daily Average Price.

If the Daily Average Price is less than $31.00 or greater than $39.00, then Merchants and Random Lake will make a good faith effort to renegotiate the Merger Consideration. The Daily Average Price is the daily average of the bid and ask quotations of Merchants common stock as published in the Milwaukee Journal Sentinel (or obtained from another source acceptable to Merchants and Random Lake if such quotations are not published in the Milwaukee Journal Sentinel) on each of the 20 trading days preceding the fifth day prior to the date on which the merger becomes effective. On each of such 20 trading days, the bid and ask prices will be averaged to calculate the market quotation for that day, and the resulting 20 market quotations will be summed and the result divided by 20 to determine the Daily Average Price. In the event that ask quotations are not listed, or if the ask price exceeds the bid price by more than $4.00 on any of the 20 trading days used to compute the Daily Average Price, then only the bid quotes will be used on those days to calculate the Daily Average Price.

In the event that the Daily Average Price is less than $31.00 or greater than $39.00 and it becomes necessary to renegotiate the exchange ratio, Merchants’ Board is likely to consult with its legal and financial advisors regarding the fairness of such renegotiated ratio. In addition, the Merchants Board and its advisors would consider many of the same factors they considered in determining whether to approve and adopt the merger agreement in the first instance. In particular, the Merchants Board of Directors would analyze, among other factors, the relationship of the consideration to be paid by Merchants to the market price and book value and earnings per share of Random Lake, the financial terms of recent business combinations in the banking industry and the dilutive or accretive effect of the renegotiated exchange ratio on Merchants’ future earnings and book value.

In the event it becomes necessary to renegotiate the exchange ratio pursuant to the terms of the Merger Agreement, the Random Lake Board of Directors is likely to consult with its legal and financial advisors to determine the fairness of a renegotiated exchange ratio. In making a determination on a renegotiated exchange ratio, the Random Lake Board of Directors would consider many of the same factors it considered in determining whether to approve and accept the merger agreement in the first instance. In particular, the Random Lake Board would analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to the shareholders than could be expected if Random Lake were to continue as an independent entity. In addition, the Random Lake Board would consider whether, in light of then prevailing market and other industry conditions, the renegotiated exchange ratio is fair from a financial point of view to the Random Lake shareholders.

The original merger agreement dated April 24, 2003, provided for the renegotiation of the merger consideration if the daily average of the bid and asked prices for Merchants common stock over the 20 days preceding the fifth day prior to the effective time of the merger was less than $25.00 or greater than $35.00. Such prices did exceed $35 per share following the approval of the original merger agreement at the special meeting of shareholders held on September 17, 2003, and Merchants and Random Lake renegotiated the merger consideration and other terms of the original merger agreement, resulting in the execution of the merger agreement dated June 11, 2004.

If Merchants and Random Lake renegotiate the merger consideration again, Random Lake will call another meeting of shareholders (or, alternatively, an adjournment of the annual meeting) to approve the new terms of the merger. Merchants and Random Lake would send a new Proxy Statement/Prospectus to solicit proxies from the holders of Random Lake common stock. Approval of the new merger terms would require the affirmative vote of the holders of a majority of the outstanding shares of Random Lake common stock. The voting agreement would continue to obligate the directors of Random Lake, who together have voting power with respect to a total of 1,741 shares of Random Lake common stock, or approximately 40.8% of the outstanding shares, to vote in favor of the merger at any subsequent meeting of shareholders.

If Merchants and Random Lake are not able to renegotiate the merger consideration, either party may terminate the merger agreement. See “THE MERGER AGREEMENT - Termination.”

Regulatory Approvals Required

Federal. The merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act prohibits the Federal Reserve Board from approving the merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. It is highly improbable that the merger poses any antitrust issues. The Federal Reserve Board also has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position. Furthermore, the Federal Reserve Board must also assess the records of the subsidiary banks of Merchants and Random Lake under the Community Reinvestment Act of 1977, as amended. The Community Reinvestment Act requires that the Federal Reserve Board analyze, and take into account when evaluating an application, each bank’s record of meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with safe and sound operation.

Under the Bank Holding Company Act, the merger may not be completed until up to 30 days following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. This 30-day period has passed and the Department of Justice did not challenge the merger. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board’s approval unless a court specifically orders otherwise. The Bank Holding Company Act provides for the publication of notice and public comment on the applications and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

Merchants Merger Corp. and Merchants have filed an application with the Federal Reserve Bank of Chicago on July 15, 2003 that was approved on August 21, 2003. This approval expires if the merger is not completed by August 21, 2004.

Wisconsin. The merger is also subject to the prior approval by the Wisconsin Department of Financial Institutions, or DFI, under Section 221.0901 of the Wisconsin Statutes which requires that the DFI take into consideration (i) the financial and managerial resources and future prospects of the respective institutions and whether the transaction would be contrary to the best interests of the shareholders or customers of the bank or bank holding company to be acquired; (ii) whether the action would be detrimental to the safety and soundness of the respective institutions or any subsidiary or affiliate of the respective institutions; (iii) the record of performance, management, financial responsibility and integrity, and the Community Reinvestment Act rating of the applicant; and (iv) whether upon completion of the transaction, the applicant would control in excess of 30% of the total amount of deposits of insured depository institutions in Wisconsin as specified under federal banking law.

Merchants Merger Corp. and Merchants filed an application with the DFI on July 15, 2003 that was approved on September 2, 3003. The merger may be completed at any time within one year of the date approval was granted by the DFI (subject to the foregoing federal approvals).

Merchants and Random Lake are not aware of any other governmental approvals or actions that are required for completion of the merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing of obtaining such approvals or actions.

The Effective Time

The merger will become effective as of the later of (a) the date articles of merger are filed with the DFI or (b) the effective date and time of the merger as set forth in the articles of merger. We refer to the time of the effectiveness of the merger as the “effective time.” The filing of the articles of merger with respect to the merger will occur as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions to the merger as set forth in the merger agreement. The merger agreement may be terminated by either party if, among other reasons, the merger has not been completed on or before August 21, 2004, unless such condition is waived. Upon completion of the merger, Random Lake will be merged into Merchants Merger Corp., with Merchants Merger Corp. as the surviving corporation. See “THE MERGER AGREEMENT - Conditions to Completion of the Merger” and “THE MERGER AGREEMENT - Termination.”

Conversion of Shares; Procedure for Exchange of Certificates; Fractional Shares

At the effective time of the merger and without any action on the part of Merchants, Random Lake or the holders of Random Lake common stock, each share of Random Lake common stock issued and outstanding immediately prior to the effective time (other than shares held by Random Lake shareholders exercising their dissenters rights under the Wisconsin Business Corporation Law, see “THE MERGER - Dissenters’ Rights”) will be converted into the right to receive cash and shares of Merchants common stock. All shares of Random Lake common stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each stock certificate previously representing any shares of Random Lake common stock (other than shares held by dissenting shareholders as described above) will thereafter represent the right to receive cash and a certificate representing shares of Merchants common stock into which such Random Lake common stock has been converted. Certificates previously representing shares of Random Lake common stock will be exchanged for cash and certificates representing whole shares of Merchants common stock upon the surrender of such certificates as provided below. No fractional shares of Merchants common stock will be issued. Each holder of a fractional share interest will be paid an amount in cash equal to such fractional share multiplied by the Daily Average Price.

As of the effective time, Merchants will deposit, or cause to be deposited with American Stock Transfer & Trust Company, New York, New York as the exchange agent, for the benefit of the holders of shares of Random Lake common stock and for exchange in accordance with the terms of the merger agreement, such cash and certificates for shares of Merchants common stock, together with any dividends or distributions with respect thereto issuable under the terms of the merger agreement.

As soon as reasonably practicable prior to the effective time of the merger, the exchange agent will mail to each holder of record of a certificate which immediately prior to the effective time of the merger represented outstanding shares of Random Lake common stock whose shares were converted into the right to receive cash and shares of Merchants common stock, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of certificates representing Random Lake common stock in exchange for cash and certificates representing shares of Merchants common stock. Upon surrender of a certificate previously representing shares of Random Lake common stock to the exchange agent together with duly executed letter of transmittal, following the effective time of the merger, the holder of the certificate will receive in exchange therefore cash and a certificate representing that number of whole shares of Merchants common stock to which such holder is entitled and the certificate so surrendered will be canceled. In the event of a transfer of ownership of shares which is not registered in the transfer records of Random Lake, the merger consideration may be issued to a transferee if the certificate representing the shares is presented to the exchange agent, accompanied by all documents required to evidence and effect the transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate previously representing shares of Random Lake common stock will be deemed at any time after the effective time to represent only the right to receive upon such surrender cash and a certificate representing shares of Merchants common stock.

Random Lake shareholders should not forward their stock certificates to the exchange agent without a letter of transmittal nor return their stock certificates with the enclosed proxy.

No dividends or other distributions declared or made after the effective time with respect to Merchants common stock with a record date after the effective time will be paid to the holder of any unsurrendered certificate of Random Lake common stock with respect to the shares of Merchants common stock represented thereby until such certificate is surrendered and the merger is completed. Subject to the effect of applicable laws, following surrender of any such certificate of Random Lake common stock, the exchange agent will forward to the holder of such Random Lake common stock without interest (i) the merger consideration in cash and certificates for whole shares of Merchants common stock; and

(ii) dividends declared on shares of Merchants common stock after the effective time of the merger.

All cash and shares of Merchants common stock issued upon conversion of the shares of Random Lake common stock will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Random Lake common stock.

Any portion of the cash and shares of Merchants common stock deposited with the exchange agent which remains undistributed to the shareholders of Random Lake for six months after the effective time will be delivered to Merchants, upon demand, and any shareholders of Random Lake who have not up to that time complied with the procedures described above will then look only to Merchants for payment of their claim for cash, Merchants common stock and any dividends or distributions with respect to Merchants common stock.

Neither Merchants nor Random Lake will be liable to any holder of shares of Random Lake common stock for any such shares of Merchants common stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

Merchants will be entitled to deduct and withhold from any cash consideration payable pursuant to the merger agreement to any holder of shares of Random Lake common stock such amounts as Merchants is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, or any provision of state, local or foreign tax law.

At the effective time the stock transfer books of Random Lake will be closed, and there will be no further registration of transfers of shares of Random Lake common stock on the stock transfer books. From and after the effective time, the holders of certificates of Random Lake common stock will cease to have any rights with respect to their shares of Random Lake common stock except as otherwise provided in the merger agreement, or by law. On or after the effective time, any certificate of Random Lake common stock presented to the exchange agent or Merchants for any reason will be converted into cash and whole shares of Merchants common stock in accordance with the terms of the merger agreement as described above.

Persons who hold Merchants common stock prior to the merger will not need to exchange their existing certificates representing shares of Merchants common stock for new stock certificates.

Description of Merchants Common Stock Issuable in the Merger

The following description of Merchants common stock issuable in the merger is a summary and is qualified in its entirety by reference to the terms of the Merchants common stock, which is incorporated by reference in this document and is set forth in full in Merchants’ Articles of Incorporation. The description set forth below is subject in all respects to the Wisconsin Business Corporation Law and the Merchants Articles of Incorporation.

American Stock Transfer & Trust Company, New York, New York, is the transfer agent and registrar for all outstanding Merchants common stock.

The following description of Merchants common stock should be read carefully by Random Lake shareholders since, at the effective time, each issued and outstanding share of Random Lake common stock will be converted in part into the right to receive shares of Merchants common stock at the exchange ratio described above under “Merger Consideration.”

General. Merchants has one class of common stock, the Merchants common stock. Of the 25,000,000 shares of Merchants common stock authorized, 3,335,930 shares were outstanding as of May 31, 2004, exclusive of shares held in its treasury. Merchants’ Articles of Incorporation authorize the issuance of 250,000 shares of preferred stock, par value $1.00 per share. No shares of preferred stock are issued and outstanding as of the date of this Proxy Statement/Prospectus.

Dividend Rights. Dividends on Merchants common stock are payable out of the assets of Merchants legally available for that purpose as, if and when declared by the Merchants Board of Directors. No share of Merchants common stock is entitled to any preferential treatment with respect to dividends.

Voting Rights. Each holder of Merchants common stock is entitled at each shareholders’ meeting of Merchants, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of Merchants common stock registered in his or her name on the stock transfer books of Merchants. Such voting rights are not cumulative.

Rights Upon Liquidation. Subject to the rights of holders of any preferred stock which may be issued from time to time, in the event of liquidation, dissolution or winding up of Merchants, whether voluntary or involuntary, the holders of Merchants common stock will be entitled to receive all assets of Merchants remaining, after payment of or provision for all debts and liabilities, for distribution to its shareholders, on a pro rata basis.

Miscellaneous. Shares of Merchants common stock are not convertible into shares of any other class of capital stock. Shares of Merchants common stock are not entitled to any preemptive or subscription rights. The issued and outstanding shares of Merchants common stock are, and the shares of Merchants common stock issuable in the merger will be, fully paid and nonassessable, except as otherwise provided under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Section 180.0622(2)(b) of the Wisconsin Business Corporation Law provides that shareholders of Wisconsin corporations are personally liable in an amount equal to the par value of shares owned by them (and to the consideration for which shares without par value were issued) for debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months’ service in any one case. The liability imposed by the predecessor to this statute was interpreted in a trial court decision to extend to the original issue price for shares, rather than the stated par value. Although affirmed by the Wisconsin Supreme Court, the case offers no precedential value due to the fact that an equally divided court affirmed the decision. Merchants common stock is not otherwise subject to call or assessment.

Comparison of Shareholder Rights

The following is a summary of the material differences between the rights of holders of Random Lake common stock and Merchants common stock. Since Random Lake and Merchants are both incorporated in Wisconsin, the rights of their shareholders are substantially similar. Differences in the rights of shareholders of Random Lake and Merchants generally arise from the differences between the Merchants Articles of Incorporation and Bylaws and Random Lake Articles of Incorporation and Bylaws. After completion of the merger, the rights of Random Lake shareholders who receive Merchants common stock will be governed by the Wisconsin Business Corporation Law and the Articles of Incorporation and Bylaws of Merchants.

Authorized Capital Stock

Merchants. Under Merchants’ Articles of Incorporation, Merchants is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share, and 250,000 shares of preferred stock, par value $1.00 per share. All shares of Merchants common stock are identical in rights and have one vote per share. For a description of Merchants common stock, see “Description of Merchants Common Stock Issuable in the Merger.” Merchants’ Board of Directors may divide the preferred stock into series and establish the relative rights and preferences of preferred stock issued in the future as specified in Merchants’ Articles of Incorporation without shareholder action and issue such stock in series. As of the date of this Proxy Statement/Prospectus, no shares of any series of Merchants preferred stock are issued and outstanding.

Random Lake. Under Random Lake’s Articles of Incorporation, the aggregate number of shares which it is authorized to issue is 15,000 shares of Random Lake common stock, par value $20.00 per share. All shares of the Random Lake common stock are identical in rights and have one vote. The holders of the Random Lake common stock are entitled to such dividends as may be declared from time to time by Random Lake’s Board of Directors from funds legally available therefore and upon liquidation are entitled to receive pro rata all assets of Random Lake available for distribution to such holders. Random Lake has no authorized shares of preferred stock and, accordingly, the rights of holders of Random Lake common stock to receive dividends or payment in the event of voluntary or involuntary dissolution, liquidation or winding up of Random Lake are not subject to the prior satisfaction of the rights of any other shareholders.

Classified Board of Directors

Merchants. Merchants’ Board of Directors is divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. At each annual meeting of Merchants’ shareholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a plurality of the votes cast, assuming a quorum is present. Merchants’ Board of Directors currently consists of 19 directors.

Random Lake. Random Lake’s Board of Directors is divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. At each annual meeting of Random Lake’s shareholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a plurality of the votes cast, assuming a quorum is present. Random Lake’s Board of Directors currently consists of five directors.

Takeover Vote.

Merchants. The Articles of Incorporation of Merchants provide that a vote of at least 80% of the outstanding shares entitled to vote must approve any merger or consolidation of Merchants or any lease, sale or exchange of all or substantially all of the property and assets of Merchants unless a majority of Merchants’ directors approve the transaction prior to the shareholder vote. In that case, the affirmative vote of a majority of the outstanding shares of Merchants common stock is required.

Random Lake. The Articles of Incorporation of Random Lake provides that a vote of at least 75% of the outstanding shares entitled to vote must approve any merger or consolidation of Random Lake or any sale, lease or exchange of all or substantially all of the property or assets of Random Lake unless a majority of Random Lake’s directors approve the transaction prior to the mailing to shareholders of the notice of the meeting of which the shareholders’ vote on such matter is to be held. In that case, the affirmative vote of a majority of the outstanding shares of Random lake common stock is required.

Wisconsin Takeover Statute

Merchants. A number of provisions under the Wisconsin Business Corporation Law regulating “business combinations” apply to Merchants because the Merchants common stock is registered under the Securities Exchange Act of 1934. The Wisconsin Business Corporation Law defines a “business combination” as including a merger or a share exchange, sale of assets, issuance of stock or rights to purchase stock and certain related party transactions. In certain cases, Section 180.1141 of the Wisconsin Business Corporation Law prohibits Merchants from engaging in a business combination with an interested shareholder for a period of three years following the date on which the person became an interested shareholder, unless (i) the board of directors approved the business combination or the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not owned by the interested shareholder, (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount or (iv) the business combination is of a type specifically excluded from the coverage of the statute. An “interested shareholder” is defined as a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years.

Section 180.1150 of the Wisconsin Business Corporation Law provides that in particular circumstances the voting of shares of Merchants held by any person in excess of 20% of the voting power is limited to 10% of the full voting power of such excess shares. Full voting power may be restored under Section 180.1150 if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of such restoration.

In addition, Sections 180.1131 and 180.1132 of the Wisconsin Business Corporation Law sets forth certain fair price provisions which govern mergers and share exchanges with, or sales of substantially all of Merchants’ assets to, a 10% shareholder, mandating that any such transaction meet one of two requirements. The first requirement is that the transaction be approved by 80% of all shareholders and two-thirds of “disinterested” shareholders, which generally exclude the 10% shareholder. The second requirement is the payment of a statutory fair price, which is intended to insure that shareholders in the second step merger, share exchange or asset sale receive at least what shareholders received in the first step.

Further, the Wisconsin Business Corporation Law requires shareholder approval for certain transactions in the context of a tender offer or similar action for in excess of 50% of Merchants common stock. Shareholder approval is required for the acquisition of more than 5% of Merchants common stock at a price above market value, unless Merchants makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets which amount to at least 10% of the market value of Merchants, but this requirement does not apply if the corporation meets certain minimum outside director standards.

Random Lake. The provisions of the Wisconsin Business Corporation Law described above do not apply to Random Lake since Random Lake does not have a class of voting stock registered under the Securities Exchange Act of 1934.

Resale of Merchants Common Stock Issuable in the Merger

The Merchants common stock to be issued in the merger will be registered under the Securities Act and be freely tradable under the Securities Act except for shares issued to any shareholder of Random Lake who may be deemed to be an “affiliate” of Random Lake for purposes of Rule 145 under the Securities Act. Each affiliate identified by Random Lake will enter into an agreement with Merchants providing that such affiliate will be subject to Rule 145(d) of the Securities Act and will not transfer any Merchants common stock received in the merger except in compliance with the Securities Act. This

Proxy Statement/Prospectus does not cover resales of Merchants common stock received by any person who may be deemed to be an affiliate of Random Lake. These restrictions are expected to apply to the directors and executive officers of Random Lake.

Pre-Merger Dividend Policy

Random Lake. The merger agreement allows Random Lake to declare and pay dividends on, or make any other distribution in respect of, its outstanding shares of capital stock at the annual rate of $50.00 per share. Such payments will be made in a manner so as to provide Random Lake’s shareholders with an uninterrupted stream of dividend payments before the effective time.

Merchants. Merchants expects to continue to declare, until the effective time of the merger, its regularly scheduled dividends.

Post-Merger Dividend Policy

It is the current intention of the Board of Directors of Merchants to continue to declare cash dividends on the Merchants common stock following the merger. During 2003, Merchants paid a per share dividend of $0.68. During the first quarter of 2004, Merchants paid a quarterly dividend of $0.18 per share. Shareholders should note that future dividends will be determined by the Merchants Board of Directors in light of the earnings and financial condition of Merchants and its subsidiaries and other factors, including applicable governmental regulations and policies. In that regard, Merchants is a legal entity separate and distinct from its banking and non-banking subsidiaries, and the principal sources of Merchants’ income are dividends and fees from such subsidiaries. The payment of dividends by Merchants’ banking subsidiaries is subject to certain restrictions under applicable governmental regulations.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, Random Lake has agreed to carry on its business, and the business of its subsidiaries, in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the merger agreement, subject to the covenants and other agreements agreed to by Random Lake in the merger agreement. See “THE MERGER AGREEMENT - Covenants.”

Material Federal Income Tax Consequences

Completion of the merger is conditioned upon the receipt by Random Lake of the opinion of Godfrey & Kahn, S.C., Milwaukee, Wisconsin, counsel to Random Lake, that the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and that each of Merchants, Merchants Merger Corp. and Random Lake will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code. The Internal Revenue Service has not been asked to rule upon the tax consequences of the merger and such request will not be made. The opinions are based entirely upon the Internal Revenue Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the Internal Revenue Service, an opinion of an advisor is not binding on the Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Internal Revenue Service.

Based upon the opinions which in turn are based upon various representations of Merchants and Random Lake and subject to various assumptions and qualifications, the following federal income tax consequences will result from the merger:

•	No gain or loss will be recognized by the holders of Random Lake common stock upon the exchange of Random Lake common stock for Merchants common stock pursuant to the merger. To the extent Random Lake shareholders receive cash, Random Lake shareholders will recognize gain, if any, equal to the lesser of the (i) the amount of cash and fair market value of Merchants common stock received pursuant to the merger reduced by the shareholder’s basis, or (ii) the cash received. Any such gain will likely be treated as a capital gain, unless the exchange has the effect of a dividend distribution in which case the gain would be treated as a dividend to the extent of a shareholder’s prorata share of Random Lake’s undistributed earnings and profits. Under current law, the income tax rate on dividends is the same as for capital gains in most instances. However, the amount taxable in the case of dividends may differ.

•	Assuming capital gains treatment, a Random Lake shareholder’s aggregate basis in the Merchants common stock received in the merger will be the same as the aggregate basis of Random Lake common stock exchanged therefore, decreased by the amount of cash, if any, received and increased by the amount of gain recognized on the exchange.

•	The holding period of the Merchants common stock received by a holder of Random Lake common stock pursuant to the merger will include the period during which Random Lake common stock exchanged therefore was held, provided that the Random Lake common stock surrendered was held as a capital asset as of the time of the merger.

The foregoing is only a general description of certain material federal income tax consequences of the merger for holders of Random Lake common stock who are citizens or residents of the United States and who hold their shares as capital assets, without regard to the particular facts and circumstances of the tax situation of each holder of the Random Lake common stock. It does not discuss all of the consequences that may be relevant to holders of Random Lake common stock entitled to special treatment under the Internal Revenue Code (such as insurance companies, financial institutions, dealers in securities, tax-exempt organizations or foreign persons). The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the merger agreement or the merger itself. No information is provided herein with respect to the application and effect of state, local and foreign tax laws and the possible effects of changes in federal laws or other tax laws.

EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

Anticipated Accounting Treatment

Merchants will account for the merger for accounting and financial reporting purposes as a “purchase,” as that term is used under accounting principles generally accepted in the United States of America. Under purchase accounting, the assets and liabilities of Random Lake as of the effective time will be recorded at their fair values and added to those of Merchants. Any excess of the value of the merger consideration over the fair value of Random Lake’ identifiable net assets will be recorded as goodwill. Financial statements of Merchants issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Random Lake.

Dissenters’ Rights

Under the provisions of Subchapter XIII of the Wisconsin Business Corporation Law, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit C and which provisions are incorporated in this Proxy Statement/Prospectus by reference, any holder of record or beneficial holder of Random Lake common stock has the right to dissent from the merger and demand payment of the “fair value” of his or her shares in cash as determined under Subchapter XIII of the Wisconsin Business Corporation Law. Set forth below is a summary of the procedures relating to the exercise of dissenters’ rights. This summary is not to be a complete statement of the provisions of Subchapter XIII of the Wisconsin Business Corporation Law. Any shareholder who wishes to assert dissenters’ rights must deliver a written notice of his or her intent to exercise dissenters’ rights to Random Lake Bancorp Limited, 201 Allen Street, Random Lake, Wisconsin 53075, Attention Secretary, before the vote on the merger agreement is taken at the annual meeting. A proxy or vote against the merger agreement will not, by itself, be regarded as a written notice of intent to demand payment for purposes of asserting dissenters’ rights.

A record holder of Random Lake common stock may assert dissenters’ rights as to fewer than all shares registered in that shareholder’s name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies Random Lake in writing of the names and addresses of each person on whose behalf the shareholder asserts dissenters’ rights.

A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if, in addition to meeting the other requirements to dissent, the beneficial shareholder (i) submits to Random Lake the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and (ii) asserts dissenters’ rights with respect to all shares of which the shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

If the merger agreement is approved by the requisite vote of holders of Random Lake common stock, Random Lake (or after the merger by Merchants Merger Corp. as the surviving corporation, which we refer to in this section as “Random Lake”) is required to send a dissenters’ notice to all dissenting shareholders containing payment demand and stock certificate surrender information within 10 days after such approval. The return date specified by Random Lake for receiving the payment demand from dissenting shareholders may not be less than 30 days nor more than 60 days after the date on which the dissenters’ notice was first sent. Upon receipt of the dissenters’ notice, each dissenting shareholder must return his or her payment demand and certificate no later than the payment demand due date as provided in the dissenters’ notice and certify whether he or she acquired beneficial ownership of the shares prior to the first public announcement of the terms of the merger on April 24, 2003. A payment demand may not be withdrawn without Random Lake’s consent.

Upon effecting the merger, within 60 days after the payment demand due date, Random Lake will pay each dissenting shareholder who properly complied with the statutory requirements of Subchapter XIII of the Wisconsin Business Corporation Law, the amount that Random Lake estimates to be the fair value of such dissenting shareholder’s shares, plus accrued interest from the effective time of the merger; provided that, with respect to shares acquired after the first public announcement of the merger, Random Lake may elect to withhold payment until such shareholder either accepts Random Lake’s offer of fair value or a court determines the fair value of such shares.

If the merger is not effected within 60 days of the payment demand due date, Random Lake will return all deposited certificates to dissenting shareholders. If the merger is thereafter effected, Random Lake will send a new dissenters’ notice within 10 days of effecting the merger and repeat the payment demand procedure described above.

If any dissenting shareholder is dissatisfied with Random Lake’s determination of “fair value,” such dissenting shareholder may notify Random Lake in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder must assert this right within 30 days after Random Lake makes or offers payment for his or her shares or the right is waived. Random Lake may either accept such dissenting shareholder’s estimate of fair value or commence a proceeding in the Wisconsin Circuit Court of Sheboygan County to determine the fair value of the shares of all dissenting shareholders whose own estimates of fair value are not accepted by Random Lake.

In the event any holder of Random Lake common stock fails to perfect his or her rights to dissent by failing to comply strictly with the applicable statutory requirements of Subchapter XIII of the Wisconsin Business Corporation Law, he or she will be bound by the terms of the merger agreement and will not be entitled to payment for his or her shares under Subchapter XIII of the Wisconsin Business Corporation Law. Any holder of Random Lake common stock who wishes to object to the transaction and demand payment in cash for his or her shares should consider consulting his or her own legal advisor.

Because an executed proxy relating to Random Lake common stock on which no voting direction is made will be voted at the annual meeting in favor of the merger, a dissenting shareholder who wishes to have his or her shares of Random Lake common stock represented by proxy at the annual meeting but preserve his or her dissenters’ rights must mark his or her proxy either to vote against the merger or to abstain from voting on the merger, in addition to the foregoing requirements.

You should be aware that the merger agreement limits the number of Random Lake shareholders who may exercise dissenters’ rights. If the holders of more than 20% of the outstanding shares of Random Lake common stock exercise dissenters’ rights, then neither Merchants nor Random Lake will be obligated to complete the merger.

Other Related Party Transactions

In the ordinary course of conducting their banking and financial service businesses, each of Merchants, Random Lake and their respective subsidiaries, may do business and engage in banking transactions with the other party and its subsidiaries, which may include, but not be limited to, interests or participations in loans and interbank advances.

Management After the Merger

In the merger, Random Lake will be merged into Merchants Merger Corp., with Merchants Merger Corp. as the surviving corporation. Merchants will thereby acquire control of Wisconsin State Bank. The officers and directors of Merchants Merger Corp. prior to the merger will continue as officers and directors of the surviving corporation.

THE MERGER AGREEMENT

The following is a brief summary of various material provisions of the merger agreement. Because it is a summary, it does not contain all the information that may be important to you. You should read carefully the entire merger agreement, which is attached as Exhibit A to this Proxy Statement/Prospectus and is incorporated in this Proxy Statement/Prospectus by reference, before you decide how to vote.

The Merger

The merger agreement provides that, following the approval of the merger agreement by the shareholders of Random Lake and the satisfaction or waiver of the other conditions to the merger, Random Lake will be merged with and into Merchants Merger Corp. If the merger agreement is approved by the shareholders of Random Lake, the merger will become effective as of the later of (a) the date articles of merger are filed with the DFI or (b) the effective date and time of the merger as set forth in the articles of merger. We refer to the time of the effectiveness of the merger as the “effective time.”

The merger agreement provides that, at the effective time, each outstanding share of Random Lake common stock will be converted into the right to receive a combination of cash and shares of Merchants common stock as described under “THE MERGER - Merger Consideration” above.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

•	each of Merchants’ and Random Lake’s and their respective subsidiaries’ organization and similar corporate matters;

•	each of Merchants’ and Random Lake’s capital structure;

•	authorization, execution, delivery, performance and enforceability of the merger agreement and other related matters;

•	documents filed by Merchants with the Securities and Exchange Commission and by Merchants or Random Lake with the Federal Reserve Board and state banking authorities and the accuracy of information contained in those documents;

•	Random Lake’s financial statements and the accuracy of the information contained in those financial statements;

•	the accuracy of information supplied by each of Merchants and Random Lake in connection with the Registration Statement and this Proxy Statement/Prospectus;

•	compliance with laws including employment and lending laws;

•	no pending or threatened litigation with respect to Random Lake and no pending or threatened material litigation with respect to Merchants, except in each case as otherwise disclosed by Random Lake or Merchants;

•	filing of tax returns and payment of taxes;

•	material contracts and contracts relating to employment, consulting and benefits matters of Random Lake;

•	matters relating to loans with respect to Random Lake;

•	retirement and other employee plans and matters of Random Lake relating to ERISA;

•	the absence of any burdensome contracts, agreements or restrictions;

•	the absence of material changes or events since December 31, 2003, relating to the occurrence of a material adverse effect in the business, operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities) of Merchants or its subsidiaries, taken as a whole, or Random Lake or its subsidiaries, taken as a whole;

•	maintenance of books of account and accounting controls, loan documentation and disclosure for Random Lake;

•	no action taken which would prevent the merger from qualifying as a tax-free reorganization under the Internal Revenue Code;

•	environmental matters relating to the properties of Random Lake;

•	good title to the properties of Random Lake and its subsidiaries, free of liens except as specified; and

•	insurance matters for Random Lake.

Covenants

Random Lake has agreed in the merger agreement that prior to the effective time of the merger, unless the prior written consent of Merchants is obtained and except as otherwise contemplated in the merger agreement, Random Lake and its subsidiaries will:

•	operate their business in the usual, regular and ordinary course consistent with past practices;

•	use reasonable efforts to preserve intact their business organization and assets;

•	use reasonable efforts to maintain and keep their properties in good repair and condition;

•	use reasonable efforts to keep all insurance and bonds in full force and effect;

•	perform in all material respects all obligations under all material contracts, leases and documents relating to or affecting the assets, properties and business of Random Lake and its subsidiaries;

•	purchase and sell securities in accordance with past practices;

•	fully expense on its financial statement as of the effective time of the merger all expenses payable as a result of the completion of the merger;

•	use reasonable efforts to comply with and perform in all material respects all obligations and duties imposed by all applicable laws; and

•	provide Merchants with access to loan files and periodic information regarding loans and cooperate with Merchants regarding loan policies and procedures.

Random Lake has also agreed that prior to the effective time of the merger, without the prior written consent of Merchants and except as specifically contemplated by the merger agreement, neither Random Lake nor its subsidiaries will:

•	grant any increase in compensation or bonuses (other than as specified in the merger agreement) or retirement benefits to any employee or otherwise adopt, enter into, amend or modify any employee benefit plan, or enter into or amend any employment, severance or similar agreement with any director or officer;

•	declare or pay any dividend on its outstanding shares of capital stock in excess of the annual rate of $50.00 per share;

•	redeem, purchase or otherwise acquire any shares of Random Lake capital stock;

•	merge or consolidate with or into any other corporation or bank;

•	purchase or otherwise acquire any assets or stock of any corporation, bank or other business;

•	liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of business consistent with past practice;

•	split, combine or reclassify any of the capital stock of Random Lake or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of Random Lake common stock or any rights, warrants or options to acquire, any such shares;

•	propose or adopt any amendment to its corporate charter or bylaws in any way materially adverse to Merchants;

•	purchase any shares of Merchants common stock, except in a fiduciary capacity for the account of its customers;

•	change any of its methods of accounting, or methods of reporting income or deductions for federal income tax purposes, in effect at December 31, 2003, except as may be required by law or generally accepted accounting principles;

•	change any lending, investment, liability management or other material policies concerning the business or operations of Random Lake or any subsidiary in any material respect;

•	organize any new subsidiaries or enter into any new non-bank line of business or make any material changes in its operations;

•	incur or assume any material obligation or liability, or make any loan (excluding loan renewals of a loan not then classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by Random Lake, Wisconsin State Bank or banking regulators) not meeting the requirements of the bank’s loan policy or investment (excluding U.S. Treasury Securities and municipal loans) in any amount greater than $100,000;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person or entity;

•	mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon, except (a) liabilities and obligations incurred in the ordinary course of business consistent with past practices and in amounts not material to Random Lake or its subsidiaries taken as a whole, and (b) as may be required under existing agreements to which Random Lake or any of its subsidiaries is a party;

•	acquire assets (including equipment) or securities in excess of $25,000 in the aggregate (excluding loans to customers and investments permitted above);

•	enter into any other contract or agreement involving annual payments by Random Lake or a subsidiary in excess of $20,000;

•	pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices and in no event with a value in excess of $20,000 individually;

•	settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000 or in any manner which would restrict in any material respect the operations or business of Random Lake or its subsidiaries;

•	purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer;

•	take any action or fail to take any action which individually or in the aggregate can be expected to have a material adverse effect on Random Lake or its subsidiaries, taken as whole; or

•	agree in writing to do any of the foregoing.

No Solicitation of Transactions

The merger agreement provides that Random Lake and its respective subsidiaries will not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Competing Transaction or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action. Random Lake must promptly notify Merchants orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters. Notwithstanding the foregoing, the Board of Directors of Random Lake is not prohibited from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish information to any party that requests information as to Random Lake and its subsidiaries or taking any other action if the Board of Directors of Random Lake, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of Random Lake to comply with its fiduciary duties to shareholders imposed by law.

For purposes of the merger agreement, a “Competing Transaction” means any of the following involving Random Lake or any of Random Lake’ subsidiaries:

•	any merger, consolidation, share exchange, business combination, or other similar transactions;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of assets in a single transaction or series of transactions, excluding from the calculation of such percentage any such transactions undertaken in the ordinary course of business and consistent with past practice;

•	any sale of 10% or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock);

•	any tender offer or exchange offer for 10% or more of outstanding shares of capital stock;

•	any solicitation of proxies in opposition to approval by Random Lake’s shareholders of the merger;

•	the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the Bank Holding Company Act or the Change in Bank Control Act with respect to Random Lake or its subsidiaries;

•	any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 10% or more of the then outstanding shares of capital stock; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing.

Conditions to Completion of the Merger

The respective obligations of each party to effect the merger are subject to various conditions which include, in addition to other customary closing conditions, the following:

•	the merger shall have been approved by the holders of Random Lake common stock and holders of more than 20% of the outstanding shares of Random Lake common stock shall not have exercised dissenters’ rights under Wisconsin law;

•	the Registration Statement shall have been declared effective by the Securities and Exchange Commission under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and Merchants shall also have received all other federal and state securities permits and authorizations necessary to issue Merchants common stock pursuant to the merger agreement;

•	the merger shall have been approved by the Federal Reserve Board and the DFI, which approvals shall not contain any condition which is not reasonably satisfactory to Merchants or Random Lake and any waiting periods with respect to the merger shall have expired; and

•	there shall not be any injunction or restraining order preventing the completion of the merger in effect.

In addition, Merchants’ or Random Lake’s respective obligation to effect the merger is subject to one or more of the following additional conditions (any of which may be waived by such party):

•	the representations and warranties of the other party to the merger agreement shall be true and correct in all material respects and the other party shall have performed in all material respects all agreements and covenants required to be performed by it under the merger agreement and any agreements entered into in connection with the merger agreement, and the other party shall have obtained all material consents and approvals required to complete the merger;

•	there shall not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (a) challenging or seeking material damages in connection with the merger or the conversion of Random Lake common stock into the merger consideration pursuant to the merger, or (b) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Merchants or its subsidiaries of all or any portion of the business or assets of Random Lake or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either Random Lake and its subsidiaries, taken as a whole, or Merchants and its subsidiaries, taken as a whole;

•	Random Lake shall have received the opinion of its counsel that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (see “THE MERGER - Material Federal Income Tax Consequences,” above);

•	each party shall have received an opinion of counsel for the other party as to customary legal matters;

•	Merchants shall have received from each affiliate of Random Lake a signed letter regarding restrictions on the resale of Merchants common stock under Rule 145 of the Securities Act;

•	Merchants shall have received from the directors of Random Lake the Voting Agreement (see “THE VOTING AGREEMENT”);

•	the absence of material changes or events since the date of the merger agreement relating to the occurrence of a material adverse effect in the business operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities) of Merchants or its subsidiaries, taken as a whole, or Random Lake or its subsidiaries, taken as a whole;

•	a letter of credit in the amount of $300,000 must be established for the benefit of Merchants to reimburse Wisconsin State Bank in the event that losses occur with respect to a list of identified loans or Wisconsin State Bank fails to maintain a ratio of allowance for loan losses of at least 1.10 while its provision for loan losses exceed a budgeted amount, subject to certain adjustments (See “THE MERGER - Interests of Certain Persons in the Merger”);

•	Wisconsin State Bank must maintain a ratio of allowance for loan losses to loans of not less than 1.10 and its provision for loan losses must not exceed $20,000 multiplied by the number of full months from December 31, 2003 to the effective time of the merger, subject to certain adjustments; and

•	Wisconsin State Bank must satisfy a net income target for the period from December 31, 2003 to the last day of the most recently completed month prior to the effective time of the merger.

Neither Merchants nor Random Lake can give assurance that all of the conditions for the merger will be satisfied or waived.

Termination

The merger agreement may be terminated at any time prior to the effective time, whether before or after approval of the matters presented in connection with the merger by the shareholders of Random Lake:

•	by mutual consent of Merchants and Random Lake;

•	by either Random Lake or Merchants (a) if there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of the non-terminating party set forth in the merger agreement, or (b) if any representation or warranty of the non-terminating party shall be discovered to have become untrue in any material respect, in either case which breach or other condition has not been cured within 10 business days following receipt by the non-terminating party of notice of such breach or other condition (provided that the merger agreement may not be terminated by the breaching party or party making any representation or warranty which shall have become untrue in any material respect);

•	by either Merchants or Random Lake if any permanent injunction preventing the completion of the merger shall have become final and nonappealable;

•	by either Merchants or Random Lake if the Federal Reserve Board or the DFI denies approval of the merger and neither Merchants nor Random Lake has, within 30 days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law;

•	by either Merchants or Random Lake if the merger has not been completed by August 21, 2004, for a reason other than the failure of the terminating party to comply with its obligations under the merger agreement;

•	by either Merchants or Random Lake if the required approval of the shareholders of Random Lake has not been obtained;

•	by either Merchants or Random Lake if applicable conditions have not been satisfied or waived by August 21, 2004;

•	by either Merchants or Random Lake if the daily average of bid and ask prices for Merchants common stock over the 20 trading days preceding the fifth day prior to the effective time of the merger is less than $31 or greater than $39 and the parties fail to renegotiate the merger consideration after making a good faith effort to do so; or

•	by Merchants if Merchants gives written notice to Random Lake not later than 30 days before the effective time of the merger specifying that Merchants, upon completion of its due diligence review of Random Lake and its subsidiaries, is not satisfied as to the operations of Random Lake and its subsidiaries and their respective businesses, assets and prospectus.

In the event of termination of the merger agreement by either Random Lake or Merchants, other than as a result of a material breach by the non-terminating party, each party will pay its own expenses and the merger agreement will become void and there will be no liability or obligation on the part of Merchants or Random Lake other than under certain specified provisions of the merger agreement dealing with confidential treatment of non-public information. In the event of termination of the merger agreement by a material breach, in addition to other remedies at law or equity for breach, the party to have breached will reimburse the non-breaching parties their expenses under the merger agreement.

Amendment and Waiver

The merger agreement may be amended at any time prior to the effective time by action taken or authorized by the respective Boards of Directors of Merchants and Random Lake, except that after the merger agreement shall have been approved by the shareholders of Random Lake, no amendment may be entered into which would reduce the amount or change the consideration into which each share of Random Lake common stock shall be converted upon completion of the merger without further shareholder approval. At any time prior to the effective time the parties may extend the time for the performance of any of the obligations or other acts of the other party hereto, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any of the agreements or conditions contained in the merger agreement.

Expenses

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that Merchants and Random Lake will share equally in the expense of preparing, printing, mailing and filing the Registration Statement and Proxy Statement/Prospectus. If the merger agreement is terminated due to the breach of the merger agreement by either party, then, in addition to other remedies at law or equity for breach of the merger agreement, the party so found to have breached the merger agreement will be obligated to reimburse the other party for its expenses.

Break-up Fee

Provided that Merchants has not breached in any material respect its obligations under the merger agreement, Random Lake is obligated to pay to Merchants a break-up fee equal to 2% of the aggregate merger consideration, if:

•	the Board of Directors of Random Lake (i) withdraws, modifies or amends its approval or recommendation of the merger agreement; (ii) does not at the appropriate time recommend that the shareholders of Random Lake vote in favor of the merger agreement or withdraws or modifies such recommendation or (iii) does not include such voting recommendation in the Proxy Statement/Prospectus; or

•	except as permitted under the merger agreement to comply with the Random Lake directors’ fiduciary duties, Random Lake initiates, solicits or encourages or takes any other action to lead to any Competing Transaction, see “THE MERGER AGREEMENT - No Solicitation of Transactions.”

Provided that Random Lake has not breached in any material respect its obligations under the merger agreement, Merchants is obligated to pay to Random Lake the break-up fee if:

•	Merchants is unable to obtain approval of the merger from the Federal Reserve Board, unless the failure to obtain Federal Reserve approval is due to imposition of new Federal Reserve requirements which did not exist prior to the date of the merger agreement; or

•	the Securities and Exchange Commission does not declare the Registration Statement to be effective or issues a “stop order” suspending the effectiveness of the Registration Statement, unless the failure to obtain effectiveness is due to imposition of new Securities and Exchange Commission requirements which did not exist prior to the date of the merger agreement.

THE VOTING AGREEMENT

The following is a brief summary of various material provisions of the voting agreement. Because it is a summary, it does not contain all the information that may be important to you. You should read carefully the voting agreement, which is attached as Exhibit B to this Proxy Statement/Prospectus and is incorporated in this Proxy Statement/Prospectus by reference.

Merchants has entered into the voting agreement with each of the directors of Random Lake. The directors hold 1,741 shares representing approximately 40.8% of the total voting power of Random Lake common stock. The voting agreement provides that the directors, in consideration of the substantial expenses incurred by Merchants in connection with the merger agreement and as a condition to Merchants entering into the merger agreement, subject to the exercise of their fiduciary duties as directors of Random Lake shall vote or cause to be voted or express a written consent with respect to all of such director’s shares:

•	in favor of adoption and approval of the merger agreement at every meeting of shareholders of Random Lake at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto, and

•	against any other Competing Transaction at every meeting of shareholders of Random Lake at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

The voting agreement also provides that:

•	each of the directors agrees that such director will not, nor will such director permit any entity under such director’s control, to deposit any of such director’s shares in a voting trust or subject any of their shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the voting agreement; and

•	during the term of the voting agreement, each director agrees not to sell, assign, transfer or dispose (except by means of certain gifts) of such director’s shares.

The voting agreement will terminate upon the earlier of (a) the effective time of the merger or (b) the date on which the merger agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities under the voting agreement; provided that termination shall not relieve any party from liability for any breach of the voting agreement prior to such termination.

OTHER MATTER TO BE CONSIDERED AT THE ANNUAL MEETING

Election of Directors

At the annual meeting, shareholders will elect one Class I director to serve until Random Lake’s 2007 Annual Meeting of Shareholders. The election of the director nominee will require the affirmative vote of at least a plurality of votes cast at the annual meeting.

The following table sets forth certain information regarding the nominee:

Name	Age	Principal Occupation
	Class I Nominee (Term expires in 2007)
Vernon Wilk	80	Retired. Former owner of Wilk Buick and Hardware

The Board of Directors is soliciting proxies in favor of the one Class I nominee listed above.

The following table sets forth certain information regarding the continuing directors:

	Class II Directors (Terms expire in 2005)
Jeffrey A. Mueller	43	Chief Executive Officer of Random Lake and Wisconsin State Bank. Director of Random Lake since 1992. Director of Wisconsin State Bank.

Daniel Uelmen	76	Retired. Former executive with Random Lake Oil Company.

	Class III Directors (Terms expire in 2006)
Richard C. Bemis	74	Retired. Former owner of Bemis Upland Springs Greenhouse.

Harold J. Mueller	74	Chairman of the Board of Random Lake since 1992. Retired Chief Executive Officer of Wisconsin State Bank. Director of Wisconsin State Bank.

Other Matters

Although management of Random Lake is not aware of any other matters that may come before the meeting, if any such matters should be presented, the persons named in the proxy intend to vote such proxy in accordance with their best judgment.

ADDITIONAL INFORMATION CONCERNING MERCHANTS

Merchants was incorporated in Wisconsin in 1983 and is a registered bank holding company under the Bank Holding Company Act of 1956. As of March 31, 2004, Merchants had total consolidated assets of $1.1 billion, consolidated net loans of $871.9 million and consolidated deposits of $918.0 million. Merchants’ executive offices are located at 19105 West Capitol Drive, Suite 200, Brookfield, Wisconsin 53045 (telephone number (262) 790-2120).

Merchants is engaged in the community banking business through its Community BancGroup™, which includes its eight bank subsidiaries. Merchants operates six bank subsidiaries in Wisconsin, including Lincoln State Bank; Grafton State Bank; Franklin State Bank; Community Bank of Oconto County; Fortress Bank of Westby; and the Reedsburg Bank. Merchants also operates two additional bank subsidiaries, Fortress Bank of Cresco and Fortress Bank, N.A., which operate in Iowa and Minnesota, respectively.

Through its banks, Merchants provides a broad range of services to individual and commercial customers. Collectively, its subsidiary banks enjoy the competitive advantages of being able to offer the products, services, operational capacity and the lending limit of a larger institution with the timely personal customer service typically offered by a community bank.

In addition to the traditional bank products, Merchants offers its customers a broad range of residential mortgage services through CBG Mortgage, Inc., a subsidiary of Merchants, and a full range of non-insured investment and life insurance products and tax planning and tax preparation services through CBG Financial Services, Inc. Each of these subsidiaries enable Merchants’ member banks to provide a full range of financial products to their customers as well as contribute significant non-interest income to Merchants.

ADDITIONAL INFORMATION CONCERNING RANDOM LAKE

Nature of Business

Random Lake is a bank holding company incorporated under the laws of the State of Wisconsin with its principal office in Random Lake, Wisconsin. Random Lake owns, directly or indirectly, all the issued and outstanding stock of Wisconsin State Bank. As of March 31, 2004, Random Lake had on a consolidated basis total assets of approximately $94 million, net loans of $71 million, deposits of $77 million and shareholders’ equity of $6 million.

Wisconsin State Bank serves the banking needs of parts of Sheboygan, Ozaukee and Washington counties from its Random Lake and Belgium offices, and Crawford and Clayton, Iowa Counties from its two Prairie du Chien offices. The bank is a full service bank with four offices and provides commercial banking services and products, including savings and demand deposits, real estate, commercial and consumer loans, collection and safe deposit services and other services tailored to meet the needs of individual and business customers.

Neither Random Lake nor the bank is dependent upon a single or a few customers, the loss of which would have a material adverse effect on Random Lake or the bank. No material portion of Random Lake’s or the bank’s business is seasonal. At March 31, 2004, Random Lake and the bank employed approximately 25 full-time and 21 part-time employees.

Market Information

There is no established public trading market for Random Lake common stock.

Management of Random Lake

The information presented below as to principal occupation and directorships is based in part on information received from the respective persons and in part on the records of Random Lake.

Directors and Executive Officers

The Board of Directors of Random Lake currently consists of five persons, divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. There are no executive officers of Random Lake who are not directors.

Name, Age	Principal Occupation and Directorships

Harold Mueller Age 74	Chairman of the Board of Random Lake since 1992. Retired Chief Executive Officer of Wisconsin State Bank. Director of Wisconsin State Bank.

Jeffrey Mueller Age 43	Chief Executive Officer of Random Lake and Wisconsin State Bank. Director of Random Lake since 1992. Director of Wisconsin State Bank.

Richard Bemis Age 74	Retired. Former owner of Bemis Upland Springs Greenhouse.

Vernon Wilk Age 80	Retired. Former owner of Wilk Buick and Hardware.

Daniel Uelmen Age 76	Retired. Former executive with Random Lake Oil Company.

Security Ownership of Management

The following table sets forth, as of June 1, 2004, information as to the beneficial ownership of common stock of each director, each executive officer, and all directors and executive officers of Random Lake, as a group.

The following is based on information supplied to us by the directors and officers described above. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. The table lists applicable percentage ownership based on 4,267 shares outstanding.

Name and Other Position with Random Lake	Common Stock Beneficially Owned as of June 1, 2004		Percent of Shares Outstanding
Harold Mueller (Chairman)	1,334		31.3%
Jeffrey Mueller (President & CEO)	200		4.7%
Richard Bemis	54		1.3%
Vernon Wilk	104	(1)	2.4%
Daniel Uelmen	49	(2)	1.1%
All Directors and Executive Officers as a group	1,741		40.8%

(1)	Shares held in joint tenancy with Mr. Wilk’s wife.

(2)	Shares held in a trust of which Mr. Uelmen is trustee.

EXPERTS

The consolidated financial statements of Merchants as of December 31, 2003 and 2002 and for each of the three years in the period ending December 31, 2003 have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm. Such consolidated financial statements are incorporated by reference in this Proxy Statement/Prospectus and in the registration statement in reliance on the report of McGladrey & Pullen, LLP, given on the authority of said firm as experts in accounting and auditing.

Random Lake has retained Godfrey & Kahn, S.C., Milwaukee, Wisconsin to render an opinion on the federal income tax consequences of the merger and in connection therewith, Godfrey & Kahn, S.C. has reviewed the discussion in this Proxy Statement/Prospectus entitled “THE MERGER - Material Federal Income Tax Consequences.” Such opinion has been included in the registration statement in reliance upon the authority of said firm as experts in tax matters.

LEGAL MATTERS

The validity of the shares issued in connection with the merger will be passed upon for Merchants by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin. Certain other legal matters in connection with the merger will be passed upon for Merchants by Reinhart Boerner Van Deuren s.c. and for Random Lake by Godfrey & Kahn, S.C.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, shareholders of Random Lake will become shareholders of Merchants. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, Merchants shareholders may present proper proposals for inclusion in Merchants’ proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals to Merchants in a timely manner. Shareholders of Random Lake who become shareholders of Merchants may present proposals for inclusion in Merchants’ proxy statement for its 2005 annual meeting on or before December 16, 2004. All stockholder proposals submitted in Merchants’ proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934 and Wisconsin law. Proposals submitted other than pursuant to Rule 14a-8 will be considered untimely if received after March 1, 2005 and Merchants will not be required to present any such proposal at the next regularly scheduled annual meeting of shareholders. If Merchants’ Board of Directors decides to present a proposal despite its untimeliness, the people named in the proxies solicited by Merchants’ Board of Directors for the next regularly scheduled annual meeting of shareholders will have the right to exercise discretionary voting power with respect to such proposal.

WHERE YOU CAN FIND MORE INFORMATION

Merchants is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Judiciary Plaza, Room 1024, Washington, DC 20549. You can also obtain copies of this material at prescribed rates by mail by writing to the Securities and Exchange Commission, Attention: Public Records Branch, 450 Fifth Street NW, Washington, DC 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto covering the securities offered hereby which Merchants has filed with the Securities and Exchange Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission, and to which portions reference is hereby made for further information with respect to Merchants and the securities offered hereby. This document is part of that Registration Statement and constitutes a prospectus of Merchants and a proxy statement for Random Lake’s annual meeting of shareholders. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

The Securities and Exchange Commission allows us to “incorporate by reference” information into this Proxy Statement/Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that we incorporate by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Merchants has previously filed with the Securities and Exchange Commission. These documents contain important information about Merchants and its financial condition.

Merchants Commission Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004
Description of the Merchants Common Stock set forth in Merchants’ Registration Statement pursuant to Section 12 of the Exchange Act

Merchants also is incorporating by reference all additional documents that it will file with the Securities and Exchange Commission between the date of this Proxy Statement/Prospectus and the date of the annual meeting.

All information concerning Merchants included or incorporated by reference in this Proxy Statement/Prospectus has been furnished by Merchants, and all information concerning Random Lake included in this Proxy Statement/Prospectus has been furnished by Random Lake.

Documents which Merchants incorporates by reference are available from Merchants without charge, excluding all exhibits, unless Merchants has specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Random Lake shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Merchants at the following address:

Merchants and Manufacturers Bancorporation, Inc.

19105 West Capitol Drive, Suite 200

Brookfield, WI 53045

Attention: Michael J. Murry, Chairman of the Board

Telephone: (262) 790-2120

If you would like to request documents from Merchants, please do so by August 1, 2004 to receive them before the annual meeting.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus and, if given or made, the information or representation should not be relied upon as having been authorized by Merchants or Random Lake. This Proxy Statement/Prospectus does not constitute an offer to sell or solicitation of an offer to purchase the securities offered hereby, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities to which this Proxy Statement/Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of Merchants or Random Lake since the date of this Proxy Statement/Prospectus.

Exhibit A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MERCHANTS AND MANUFACTURERS BANCORPORATION, INC.

MERCHANTS MERGER CORP.

AND

RANDOM LAKE BANCORP LIMITED

DATED AS OF JUNE 11, 2004

TABLE OF CONTENTS / PAGE

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of June 11, 2004 (the “Agreement”), among Merchants and Manufacturers Bancorporation, Inc., a Wisconsin corporation (“Merchants”), Merchants Merger Corp., a Wisconsin corporation (“Merger Corp.”), and Random Lake Bancorp Limited, a Wisconsin corporation (the “Company”), amends and restates the original Agreement and Plan of Merger, dated as of April 24, 2003 (the “Original Merger Agreement”), among Merchants, Merger Corp. and the Company in its entirety.

W I T N E S S E T H:

WHEREAS, the Company is a bank holding company, the wholly-owned subsidiary of which is Wisconsin State Bank, a commercial bank chartered under the laws of the State of Wisconsin, located in Random Lake, Wisconsin (the “Bank”); and

WHEREAS, the Company upon the terms and subject to the conditions of this Agreement and in accordance with the Wisconsin Business Corporation Law (“Wisconsin Law”), will merge with and into Merger Corp., a wholly-owned subsidiary of Merchants (the “Merger”); and

WHEREAS, the Company and its Board of Directors have determined that the Merger will enhance the ability of the Bank to better serve its customers and increase the financial strength of the Bank; and

WHEREAS, the Board of Directors of the Company believes that the Merger will benefit the shareholders of the Company and the employees and customers of the Bank; and

WHEREAS, the respective Boards of Directors of Merchants, Merger Corp. and the Company have determined that the Merger pursuant and subject to the terms and conditions of this Agreement is fair to and in the best interests of the respective corporations and their shareholders, and have approved and adopted this Agreement and the transactions contemplated hereby; and

WHEREAS, the Board of Directors of the Company has, subject to its fiduciary duties under applicable law, resolved to recommend approval of the Merger by the shareholders of the Company; and

WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, as a condition and inducement to Merchants’ willingness to enter into this Agreement, Merchants and certain shareholders of the Company are concurrently with the execution and delivery hereof, entering into a Voting Agreement dated as of the date hereof (the “Voting Agreement”), pursuant to which such shareholders shall make certain agreements with respect to the voting of their shares of Company Common Stock; and

WHEREAS, on July 22, 2003 Merchants filed a registration statement on Form S-4 (File No. 333-107237) (such registration statement together with the amendment filed on August 12, 2003 are defined as the “Prior Registration Statement” and the prospectus and proxy materials contained therein are defined as the “Prior Proxy Statement/Prospectus”) with the Securities and Exchange Commission

(the “SEC”) covering the shares of common stock of Merchants that were to have been issued pursuant to the Original Merger Agreement; and

WHEREAS, Merchants will either withdraw the Prior Registration Statement and, pursuant to Section 6.01 of this Agreement, prepare and file a new registration statement on Form S-4 or file a post-effective amendment to the Prior Registration Statement (such new registration statement or post-effective amendment, as applicable, together with any subsequent amendments thereto are defined as the “Registration Statement” and the prospectus and proxy materials contained therein are defined as the “Proxy Statement/Prospectus”) with the SEC covering the shares of common stock of Merchants to be issued pursuant to this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Merchants, Merger Corp. and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Wisconsin Law, at the Effective Time (as defined in Section 1.02) the Company shall be merged with and into Merger Corp. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Corp. shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing Articles of Merger (the “Articles of Merger”) with the Department of Financial Institutions of the State of Wisconsin, in such form as required by, and executed in accordance with the relevant provisions of Wisconsin Law and shall take all such further actions as may be required by law to make the Merger effective.

The later of the date and time of the filing of the Articles of Merger or the effective date and time of the Merger as set forth in such Articles of Merger is hereinafter referred to as the “Effective Time.”

SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Corp. and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Corp. and the Company shall become the debts, liabilities and duties of the Surviving Corporation in accordance with applicable laws.

SECTION 1.04. Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation and the Bylaws of Merger Corp., as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation.

SECTION 1.05. Directors and Officers. The directors of Merger Corp. immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Corp. immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 1.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merchants, Merger Corp., the Company, or the holders of any of the following securities:

(a) Each share of the common stock $1.00 par value, of the Company (“Company Common Stock”) (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Merchants, Merger Corp. or the Company or any direct or indirect subsidiary of Merchants, Merger Corp. or the Company and (ii) any Dissenting Shares (as defined in Section 1.06(d)) shall be canceled and extinguished and be converted into and become a right to receive 78.34 shares of $1.00 par value common stock of Merchants (“Merchants Common Stock”) and $304.66 in cash (the “Merger Consideration”). If the Daily Average Price of Merchants Common Stock (as defined below) is less than $31.00 or greater than $39.00, then Merchants and the Company will make a good faith effort to renegotiate the Merger Consideration. The Daily Average Price of a share of Merchants Common Stock will be equal to the daily average of the “bid” and “ask” quotations of Merchants Common Stock as published in the Milwaukee Journal/Sentinel (or obtained from another source acceptable to Merchants and the Company if such quotations are not published in the Milwaukee Journal/Sentinel) on each of the twenty (20) trading days preceding the fifth (5th) day prior to the Effective Time. On each of the twenty (20) trading days prior to the fifth (5th) day before the Effective Time, all “bid” and “ask” quotations will be averaged to calculate the market quotation for that day (the “Average Quote”). The resulting twenty (20) Average Quotes will be used to calculate an arithmetic, unweighted average. The twenty (20) Average Quotes will be summed and the result divided by twenty (20) to determine the Daily Average Price of Merchants Common Stock. In the event that “ask” quotations are not available, or if the “ask” price exceeds the “bid” price by more than $4.00 on any of the twenty (20) trading days used to compute the Daily Average Price, then the “bid” quotes shall be used on those days to calculate the Daily Average Price.

(b) Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by Merchants, Merger Corp. or the Company or any direct or indirect subsidiary of Merchants, Merger Corp. or the Company shall be canceled and extinguished and no payment shall be made with respect thereto.

(c) No fractional shares of Merchants Common Stock and no certificates or scrip certificates therefore shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount pursuant to Section 1.07(e) hereof.

(d) Each Share which shall be issued and outstanding as of the Effective Time and held by a shareholder who has validly perfected dissenter’s rights in accordance with Wisconsin Law, shall not be converted into or represent a right to receive the Merger Consideration pursuant to this Section 1.06 (all such Shares are hereinafter called “Dissenting Shares”). The Company shall give Merchants prompt notice upon receipt by the Company of any written notice from any such shareholder of the Company (“Dissenting Shareholder”). The Company agrees that prior to the Effective Time, it will not, except with prior written consent of Merchants, voluntarily make any payment with respect to, or settle or offer to settle, any request for withdrawal pursuant to the exercise of dissenter’s rights. Each Dissenting Shareholder who becomes entitled, pursuant to the provisions of applicable law, to payment for his or her Shares shall receive payment therefore from Merchants (but only after the amount thereof shall be agreed upon or finally determined pursuant to the provisions of applicable law). If any Dissenting Shareholder shall fail to perfect or shall effectively withdraw or lose his or her right to receive the value of his or her Shares, his or her Shares shall be thereupon be deemed to have been canceled as of the Effective Time and converted into the right to receive the Merger Consideration in accordance with the provisions of this Section 1.06.

SECTION 1.07. Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Merchants shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Company (the “Exchange Agent”), and such deposit shall be solely for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article I through the Exchange Agent, the aggregate Merger Consideration consisting of certificates representing the shares of Merchants Common Stock and cash (such certificates for shares of Merchants Common Stock, and cash, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) issuable or payable, as the case may be, pursuant to Section 1.06 in exchange for outstanding shares of Company Common Stock.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”), whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.06 and cash in lieu of fractional shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Merchants may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable amount and form of Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore the applicable amount and form of the Merger Consideration which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder) and cash in lieu of fractional shares (if any), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper Merger Consideration may be delivered (or cash may be paid in lieu of fractional shares, if applicable), to a transferee if the Certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for the Merger Consideration until Merchants has received a written agreement from such person as provided in Section 4.04 hereof. Until surrendered as contemplated by this Section 1.07, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable amount and form of the Merger Consideration and cash in lieu of any fractional shares of Merchants Common Stock as contemplated by Section 1.07(e).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Merchants Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Merchants Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.07(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Merchants Common Stock issued in exchange therefore, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Merchants Common Stock to which such holder is entitled pursuant to Section 1.07(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Merchants Common Stock, and (ii)

at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Merchants Common Stock.

(d) No Further Rights in the Shares. All shares of Merchants Common Stock issued and cash paid, as the case may be, upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.07(e)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Shares.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Merchants Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a shareholder of Merchants. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by the Daily Average Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six (6) months after the Effective Time shall be delivered to Merchants, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Merchants for payment of their claim to the applicable amount and form of the Merger Consideration, any cash in lieu of fractional shares of Merchants Common Stock and any dividends or distributions with respect to Merchants Common Stock.

(g) Liability. Neither Merchants, Merger Corp. nor the Company shall be liable to any holder of Shares for any such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

(h) Withholding Rights. Merchants shall be entitled to deduct and withhold from any cash consideration payable pursuant to this Agreement to any holder of Shares such amounts as Merchants is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Merchants, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Merchants.

SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Merchants for any reason shall be converted into shares of Merchants Common Stock or cash, as the case may be, in accordance with this Article I.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

For purposes of any representation, warranty, covenant, agreement or statement of the Company or its subsidiaries in this Agreement, the term “Company and Subsidiaries” or “Company or Subsidiaries” shall mean the Company, the Bank, or any other subsidiary. A true and complete list of the Company’s directly and indirectly owned subsidiaries, together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of each subsidiary’s outstanding capital stock or other equity interest owned by the Company or another subsidiary of the Company is set forth on Schedule 2.03.

The term “Subsidiary” (or its plural) as used in this Agreement with respect to the Company shall mean any corporation, partnership, joint venture or other legal entity of which the Company, either alone or together with any other subsidiary, owns directly or indirectly, twenty-five percent (25%) or more of the stock or other equity interest the holders of which are generally entitled to vote for the election of the directors or other governing body of such corporation or other legal entity.

Except as set forth in the Disclosure Schedule attached hereto (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Merchants and Merger Corp. as of the date of this Agreement, that:

SECTION 2.01. Organization and Qualification of the Company; Subsidiaries. The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. Wisconsin State Bank is a duly organized and validly existing Wisconsin bank. The Company and Subsidiaries have the requisite corporate power and authority and are in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate their respective properties and to carry on their business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company and its Subsidiaries, taken as a whole. The term “Material Adverse Effect” as used in this Agreement shall mean any change or effect that is or is reasonably likely to be materially adverse to a party’s business, operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities). Neither the Company nor the Subsidiaries have received notice of proceedings relating to the revocation or modification of any Approvals. The Company and its Subsidiaries are duly qualified or licensed as foreign corporations to do business, and are in good standing, in each jurisdiction where the character of their properties owned, leased or operated by them or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The Company is registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). In addition to the Bank the Company holds interests, either directly or indirectly, in other entities, all of which are duly organized and validly existing under the laws of their respective state of organization and each of which has the requisite corporate power and authority and is in possession of all approvals necessary to own, lease and operate its property and to carry on its business as is now being conducted.

SECTION 2.02. Articles of Incorporation and Bylaws. The Company and Subsidiaries have heretofore furnished to Merchants a complete and correct copy of the Articles of Incorporation and the Bylaws, as amended or restated, of each entity and such Articles of Incorporation and Bylaws are in full force and effect and none of the entities is in violation of any of the provisions of its Articles of Incorporation or Bylaws.

SECTION 2.03. Capitalization.

(a) Capitalization of the Company. The authorized capital stock of the Company consists of 5,000 shares of Common Stock, par value $20.00 per share. As of the date of this Agreement, (i) 4,267 shares of the Company’s Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable (except as provided in section 180.0622(2)(b) of the Wisconsin Law), and all of which have been issued in compliance with applicable securities laws, and (ii) 583 shares of the Company’s Common Stock are held in the Company’s treasury. Except as set forth in the Company’s Disclosure Schedule at Section 2.03(a), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in the Company. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of the Company’s Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(b) Capitalization of the Bank. The authorized capital stock of the Bank consists of 1,000 shares of common stock, par value $20.00 per share. As of the date of this Agreement, (i) 1,000 shares of the Bank’s common stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, (except as provided in Section 220.07 of the Wisconsin Statutes) and all of which have been issued in compliance with applicable securities laws, and (ii) the Company owns all of the Bank’s capital stock. Except as set forth in the Company’s Disclosure Schedule at Section 2.03(b), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Bank or obligating the Bank to issue or sell any shares of capital stock of, or other equity interests in the Bank. There are no obligations, contingent or otherwise, of the Bank to repurchase, redeem or otherwise acquire any shares of the Bank’s capital stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c) Capitalization of Wisconsin State Bank Investment Corp (“WSBIC”). The authorized capital stock of WSBIC consists of 1,000 shares of common stock, par value $1.00 per share. As of the date of this Agreement, (i) 1,000 shares of WSBIC’s common stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and all of which have been issued in compliance with applicable securities laws, and (ii) the Bank owns all of WSBIC’s capital stock. Except as set forth in the Company’s Disclosure Schedule at Section 2.03(c), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of WSBIC or obligating WSBIC to issue or sell any shares of capital stock of, or other equity interests in WSBIC. There are no obligations, contingent or otherwise, of WSBIC to repurchase, redeem or otherwise acquire any shares of WSBIC’s capital stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

SECTION 2.04. Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of the Company’s Common Stock in accordance with Wisconsin Law and the Company’s Articles of Incorporation and Bylaws). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merchants, and Merger Corp., constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

SECTION 2.05. No Conflict; Required Filings and Consents.

(a) To the best knowledge of the Company, after inquiry of its executive officers, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company and its Subsidiaries, (ii) conflict with or violate any domestic (federal, state or local) law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, “Laws”) applicable to the Company and its Subsidiaries, or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company and its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company and its Subsidiaries is a party or by which the Company and its Subsidiaries or its or any of their respective properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b) To the best knowledge of the Company, after inquiry of its executive officers, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange of 1934, as amended (the “Exchange Act”), state securities or blue sky laws (“Blue Sky Laws”), BHCA, the state and federal banking laws and regulations, and the filing and recordation of appropriate merger or other documents as required by Wisconsin Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

SECTION 2.06. Compliance; Permits. To the best knowledge of the Company after inquiry of its executive officers, neither the Company nor the Subsidiaries are in conflict with, or in default or violation of, (a) any law applicable to the Company or its Subsidiaries or by which any of their respective properties are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or the Subsidiaries is a party or by which the Company or its Subsidiaries or any of their respective properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

SECTION 2.07. Banking Reports and Financial Statements.

(a) The Company and the Subsidiaries have timely filed all forms, reports and documents required to be filed with the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Wisconsin Department of Financial Institutions, and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to as the “Company Reports”). The Company Reports, including all Company Reports filed after the date of this Agreement, (i) were or will be prepared in accordance with the requirements of applicable law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements of the Company (including, in each case, any related notes thereto) delivered to Merchants whether or not contained in the Company Reports, including, but not limited to, any Company Reports filed since the date of this Agreement and prior to or at the Effective Time, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

(c) True and complete copies of the Company’s consolidated statements of financial condition as of December 31, 2003 and December 31, 2002 and its consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2003 and December 31, 2002 (collectively, the “Financial Statements”), have been delivered to Merchants. The Financial Statements as of and for the year ended December 31, 2002 have been audited by McGladrey & Pullen, LLP and include its report of independent audit thereon. The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated.

(d) Except as and to the extent set forth on the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2003, including all notes thereto (the “Company Balance Sheet”), neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except (i) for liabilities or obligations incurred in the ordinary course of business, that would not, individually or in the aggregate have a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole, or (ii) as otherwise reflected in the reports referred to in Section 2.07(a) hereof.

SECTION 2.08. Absence of Certain Changes or Events. Except as disclosed in the Financial Statements or in the Disclosure Schedules pursuant to this Agreement, since December 31, 2003, to the date of this Agreement, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2003, there has not been (a) any change in the financial condition, results of operations or business of the Company or its Subsidiaries having a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or its Subsidiaries having a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole, (c) any change by the Company or its Subsidiaries in their accounting methods, principles or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board, (d) any revaluation by the Company or its Subsidiaries of any of their material assets in any material respect, (e) any entry by the Company or its Subsidiaries into any commitment or transactions material to the Company or its Subsidiaries, taken as a whole, other than in the ordinary course and other than this Agreement, (f) any declaration, setting aside or payment of any dividends (other than dividends paid in the ordinary course, consistent with past practice) or distributions in respect of shares of the Company’s Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of the Subsidiaries, or (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in compensation payable or to become payable to any officers or key employees of the Company or its Subsidiaries, other than in the ordinary course consistent with past practice disclosed in the Company’s Disclosure Schedule at Section 2.08.

SECTION 2.09. Absence of Litigation. Except as disclosed in the Company’s Disclosure Schedule at Section 2.09, (a) neither the Company nor the Subsidiaries is subject to any continuing order of, or written agreement or memorandum of understanding with, or continuing material investigation by, any federal or state banking authority or other governmental entity, or any judgment, order, writ, injunction, decree or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders of any bank regulatory authority, (b) there is no claim of any kind, action, suit, litigation, proceeding, arbitration, investigation, or controversy affecting the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened, and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to the Company or its Subsidiaries as a result of the examination by any regulatory authority.

SECTION 2.10. Employee Benefit Plans.

(a) The Company Disclosure Schedule at Section 2.10 lists all “employee pension benefit plans,” as such term is defined in section 3(2) of the Employee Retirement Income Security Act of 1974 (ERISA) without regard to any exemptions from any requirements thereunder issued by the United States Department of Labor in regulations or otherwise, maintained, sponsored or contributed to by the Company or its Subsidiaries (the “Pension Plans”). The term “Pension Plan” shall also include any terminated “employee pension benefit plan” previously maintained, sponsored or contributed to by the Company or its Subsidiaries which, as of the Effective Time, has not distributed all of its assets in full satisfaction of accrued benefits and/or obligations.

(b) The Company Disclosure Schedule at Section 2.10 lists all “employee welfare benefit plans,” as defined in ERISA section 3(1) without regard to any exemptions from any requirements there under issued by the United States Department of Labor in regulations or otherwise, maintained, sponsored or contributed to by the Company or its Subsidiaries (the “Welfare Plans”). The term “Welfare Plans” shall also include any terminated employee welfare benefit plan previously maintained, sponsored or contributed to by the Company or its Subsidiaries which, as of the Effective Time, has not distributed all of its assets and/or satisfied all of its obligations.

(c) The Company has made available to Merchants true and complete copies of the documents governing each of the Pension Plans and Welfare Plans as in effect at the Effective Time.

(d) The Company Disclosure Schedule at Section 2.10 lists all plans or programs to provide fringe benefits to the Company’s and its Subsidiaries’ employees (other than Pension Plans and Welfare Plans) including, but not limited to vacation, sick leave, disability, medical, hospitalization, life insurance and other insurance plans or related benefits (the “Fringe Benefit Plans”).

(e) The Company has made available to Merchants true and complete copies of the documents governing each Fringe Benefit Plan.

(f) The Company has no direct or indirect, formal or informal, plan, fund or program to change any Pension Plan, Welfare Plan or Fringe Benefit Plan that would affect any of the Company’s or its Subsidiaries’ employees. Neither the Company nor its Subsidiaries has made a material modification, within the meaning of ERISA Section 102 and the regulations there under, to any existing Pension Plan,

Welfare Plan or Fringe Benefit Plan which is not set forth in the Pension Plan, Welfare Plan or Fringe Benefit Plan documents provided to Merchants.

(g) For purposes of this Section 2.10, “Company” shall include the Company, the Bank and all members of any controlled group of corporations (within the meaning of Code section 414(b), relevant Treasury Regulations and Pension Benefit Guaranty Corporation regulations issued pursuant to ERISA Section 4001), any group of trades or businesses under common control (within the meaning of Code Section 414(c), relevant Treasury Regulations and Pension Benefit Guaranty Corporation regulations issued pursuant to ERISA Section 4001) and any affiliated service group (within the meaning of Code Section 414(m) and relevant Treasury Regulations and proposed Treasury Regulations) of which the Company or any Subsidiary is a member.

(h) Neither the Company nor its Subsidiaries has ever been obligated to contribute to any multi-employer plan within the meaning of ERISA Section 3(37).

(i) To the Company’s knowledge, the Pension Plans, Welfare Plans and Fringe Benefit Plans and the trusts and other funding vehicles related to the Pension Plans, Welfare Plans and Fringe Benefit Plans have been administered in all material respects in compliance with the applicable requirements of ERISA, the Code, the plan documents and all other applicable rules, regulations and laws. To the Company’s knowledge, the Pension Plans, Welfare Plans and Fringe Benefit Plans and the trusts or other funding vehicles related to the Pension Plans, Welfare Plans and Fringe Benefit Plans meet all applicable requirements, in form and in operation required for favorable tax treatment under the Code. All required contributions pursuant to the Pension Plans, Welfare Plans and Fringe Benefit Plans for all periods prior to the Effective Time have been made or will be made prior to the Effective Time. There are no pending or, to the Company’s knowledge, threatened claims, lawsuits or arbitrations which have been asserted or instituted against the Pension Plans, Welfare Plans or Fringe Benefit Plans or any fiduciaries thereof with respect to their duties to the Pension Plans, Welfare Plans or Fringe Benefit Plans or the assets of any of the trusts under any Pension Plans, Welfare Plans or Fringe Benefit Plans. To the Company’s knowledge, no representations or communications with respect to participation, eligibility for benefits, vesting, benefit accrual or coverage under the Pension Plans, Welfare Plans or Fringe Benefit Plans have been made to the Company’s or its Subsidiaries’ employees other than those which are in accordance with the terms of such Pension Plans, Welfare Plans or Fringe Benefit Plans in effect immediately prior to the Effective Time.

(j) With respect to any Welfare Plan which is a “group health plan” as defined in Code Section 4980B, the Company and its Subsidiaries have complied with the continuation coverage requirements of Code Section 4980B for any periods prior to the Effective Time.

(k) The Company has furnished to Merchants copies of all documents relating to the Pension Plans, Welfare Plans or Fringe Benefit Plans, including, but not limited to, the following: any service provider agreements, any investment management agreements, fiduciary insurance policies, fidelity bonds, rules, regulations or policies of the trustees or any committee there under, all of which are true and complete.

(l) To the Company’s knowledge, no fiduciary of the Pension Plans or Welfare Plans has engaged in any “prohibited transaction” (as defined in ERISA Section 406 or Code Section 4975) nor has any fiduciary breached any fiduciary responsibility, as described in Part 4 of Title I of ERISA with respect to such Pension Plans or Welfare Plans.

(m) The Company has no knowledge of the occurrence of any event with respect to any Pension Plan which could result in a liability of the Company, any Subsidiary or any member of the

Company’s controlled group to the Pension Benefit Guaranty Corporation (“PBGC”), other than the timely payment of premiums pursuant to Section 4007 of ERISA. All required PBGC premiums have been paid for the periods through the Effective Time.

(n) Except as set forth in the Company’s Disclosure Schedule at Section 2.10, no Welfare Plan or Fringe Benefit Plan provides any form of post-retirement health benefits to retired employees of the Company or its Subsidiaries, other than benefits required to be provided pursuant to Code Section 4980B.

SECTION 2.11. Employment Contracts; Material Contracts. Except as set forth in the Company Disclosure Schedule at Section 2.11, neither the Company nor its Subsidiaries is a party to or bound by (a) any employment or consulting contract; (b) any contract or commitment for capital expenditures in excess of $10,000.00 for any one (1) project, or (c) contracts or commitments for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) days from the date of this Agreement.

SECTION 2.12. Registration Statement; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion in (a) the Prior Registration Statement or the Registration Statement, (b) the Prior Proxy Statement/Prospectus or the Proxy Statement/Prospectus, or (c) any other document filed with the SEC or other regulatory authority in connection with the Original Merger Agreement or to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents were or are filed and, in the case of the Prior Registration Statement, when it became effective, and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Prior Proxy Statement/Prospectus or the Proxy Statement/Prospectus, when mailed, was or shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Prior Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company’s shareholders meeting held on September 17, 2003 was false or misleading with respect to any material fact or omitted to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company’s shareholders meeting (pursuant to Section 6.02) (the “Meeting”) shall be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting.

SECTION 2.13. Title to Property. The Company Disclosure Schedule at Section 2.13 correctly identifies all real property owned and leased by the Company and its Subsidiaries. The Company and its Subsidiaries each has good and defensible title to all of their properties and assets, real and personal, tangible and intangible free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits and borrowings from the Federal Home Loan Bank and such minor imperfections of title, if any, as to not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole; and all leases pursuant to which the Company or its Subsidiaries leases from others real or personal property including, without limitation, leases for branch offices are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or its Subsidiaries has not taken adequate steps to prevent such a default from occurring). The Company’s and its Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted. To the Company’s knowledge, none of the buildings, structures or appurtenances owned or leased by the Company or its Subsidiaries for their operation or maintenance as now operated or maintained, contravenes any zoning ordinances or other administrative regulations (whether or not permitted because of prior non-conforming use) or violates any restrictive covenant or any provision of law, the effect of which would materially interfere with or prevent the continued use of such properties for the purposes for which they are now being used or would materially and adversely affect the value thereof.

SECTION 2.14. Compliance with Environmental Laws.

(a) The term “Company’s Property” shall mean any real property and improvements currently owned, leased, used, operated or occupied by the Company or its Subsidiaries, including properties acquired by foreclosure, properties which the Bank has a present right to acquire upon foreclosure and which are owned by customers of the Bank who have received written notification of default, or properties held or operated in a fiduciary or managerial capacity;

(b) The term “Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, written demands, demand letters, claims, liens, written notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law or Environmental Permit;

(c) The term “Environmental Laws” shall mean all applicable federal, state and local laws including statutes, regulations and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants or process wastewater or the disposal of solid or hazardous waste or otherwise relating to the environment or Hazardous Substances or employee health and safety as currently enacted.

(d) The term “Environmental Permits” shall mean all applicable permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

(e) The term “Hazardous Substances” shall mean all hazardous and toxic substances, wastes and materials; any pollutants or contaminants (including, without limitation, petroleum products, asbestos and raw materials which include hazardous constituents); and any other similar substances or materials which are regulated under Environmental Laws.

(f) The Environmental Permits (if any) are in full force and effect and, to the Company’s knowledge, constitute all material permits, licenses, approvals and consents relating to Environmental Laws or Hazardous Substances required for the conduct of the Company’s and its Subsidiaries’ businesses and the use of the Company’s Property (as presently conducted and used) in material compliance with Environmental Laws.

(g) The Company and its Subsidiaries have filed all reports, returns and other filings which the Company and its subsidiaries are required to file with respect to the Company’s Property under Environmental Laws and the Environmental Permits except where the failure to do so would not have a material adverse effect on the Company’s or Subsidiaries’ businesses or financial condition, taken as a whole.

(h) Except as set forth in the Company’s Disclosure Schedule at Section 2.14(h), to the Company’s knowledge, the business of the Company and its Subsidiaries and the Company’s Property have been and are being operated by the Company and its Subsidiaries in accordance with all

Environmental Laws and Environmental Permits and neither the Company nor its Subsidiaries has received any written notice nor does the Company or its Subsidiaries have knowledge that the Company’s Property is not in material compliance with all Environmental Laws and Environmental Permits and no proceeding for the suspension, revocation or cancellation of any Environmental Permit is pending or, to the Company’s knowledge, threatened.

(i) Except as set forth in the Company’s Disclosure Schedule at Section 2.14(i), there are no actions pending, or to the Company’s knowledge, threatened against the Company or any of the Subsidiaries (naming the Company or its Subsidiaries), which in any case assert or allege (i) the Company or its Subsidiaries (naming the Company or its Subsidiaries) materially violated any Environmental Law or Environmental Permit or are in material default with respect to any Environmental Permit or any order, writ, judgment, variance, award or decree of any government authority; (ii) the Company or its Subsidiaries is required to clean up or take remedial or other response action due to the disposal, discharge or other release of any Hazardous Substance on the Company’s Property or elsewhere; or (iii) the Company or its Subsidiaries is required to contribute to the cost of any past, present or future cleanup or remedial or other response action which arises out of or is related to the disposal, discharge or other release of any Hazardous Substance by the Company, its Subsidiaries or others. The Company or its Subsidiaries to the knowledge of the Company are not subject to any unresolved judgment, stipulation, order, decree or agreement arising under Environmental Laws.

(j) Except as set forth in the Company’s Disclosure Schedule at Section 2.14(j), and except to the extent authorized or allowed by applicable law, with respect to the period during which the Company or its Subsidiaries occupied the Company’s Property (i) no Hazardous Substances have been treated, recycled or disposed of by the Company or its Subsidiaries (intentionally or unintentionally) on, under or at the Company’s Property; (ii) there has been no release or threatened release by the Company or the Subsidiaries of any Hazardous Substance from the Company’s Property; (iii) to the Company’s knowledge, there have been no activities on the Company’s or its Subsidiaries Property which would subject Merchants, its subsidiaries, or any subsequent occupier of the Company’s Property to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or common law theory of liability.

SECTION 2.15. Absence of Agreements. Except as set forth in Section 2.15 of the Company’s Disclosure Schedule, neither the Company nor its Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Company or its Subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Company or its Subsidiaries may carry on its business), or in any manner relates to its capital adequacy, its credit policies or its management nor has the Company or its Subsidiaries been advised that any federal, state or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

SECTION 2.16. Taxes. The Company and its Subsidiaries have timely filed all Tax Returns (as defined below) required to be filed by them, and the Company and its Subsidiaries have timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. To the best knowledge of the Company, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this

Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) customs duties, imposts, charges, levies or other similar assessments of any kind, and (c) interest, penalties and additions to tax imposed with respect thereto, and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the “IRS”) or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings, court proceedings or otherwise, or, to the best of the Company’s knowledge, threatening to assert against the Company or its Subsidiaries any deficiency or claim for additional Taxes. Neither the Company nor its Subsidiaries has granted any waiver of any statute of limitation with respect to, or any extension of a period for the assessment of any tax. There are no tax liens on any assets of the Company or its Subsidiaries. Neither the Company nor its Subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole, after the Effective Time. The accruals and reserves for taxes reflected in the Company’s Balance Sheet are adequate to cover all Taxes accruable by the Company and its Subsidiaries on a consolidated basis through the date thereof (including Taxes being contested) in accordance with generally accepted accounting principles. Except as may be set forth in the Company Disclosure Schedule at Section 2.16, no agreements relating to allocating or sharing of Taxes exist between the Company and its Subsidiaries.

SECTION 2.17. Insurance. Complete and correct copies of all material policies of fire, product or other liability, workers’ compensation and other similar forms of insurance owned or held by the Company and its Subsidiaries have been delivered to Merchants. Subject to expirations and renewals of insurance policies in the ordinary course of business, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other-than retrospective premiums which may be payable with respect to workers’ compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy. Such policies are and shall remain valid, outstanding and enforceable policies, and will not be terminated prior to the Effective Time. To the best knowledge of the Company, the insurance policies to which the Company or its Subsidiaries are parties are sufficient for compliance with all material requirements of law and all material agreements to which the Company or its Subsidiaries are parties and will be maintained by the Company and its Subsidiaries until the Effective Time. Neither the Company nor its Subsidiaries has been refused any insurance with respect to any material assets or operations, nor has coverage been limited in any respect material to their operations by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance during the last five (5) years.

SECTION 2.18. Absence of Adverse Agreements. Neither the Company nor its Subsidiaries is a party to any agreement or instrument or any judgment, order or decree or any rule or regulation of any court which materially and adversely affects or in the future may have a Material Adverse Effect on the financial condition, results or operations, assets, business or prospects of the Company or its Subsidiaries, taken as a whole.

SECTION 2.19. Internal Controls and Records. The Company and its Subsidiaries maintain books of account which accurately and validly reflect, in all material respects, all loans, mortgages,

collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management’s general or specific authorization, and (b) recorded in conformity with the accounting principles used in preparation of the Company Reports. There is no amendment to any agreement, collateral document or security which is not fully reflected in the books and records of the Company or its Subsidiaries.

SECTION 2.20. Loans. Except as disclosed in the Company Disclosure Schedule at Section 2.20, (a) neither the Company nor any of its Subsidiaries is a party to any written or oral loan agreement, note or borrowing arrangement which has been, or which should be in accordance with the applicable policies of the Company and its Subsidiaries or applicable requirements of banking regulators, classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Company or its Subsidiaries or banking regulators; (b) neither the Company nor any of its Subsidiaries is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company or its Subsidiaries, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (c) to the Company’s knowledge, neither the Company nor any of its Subsidiaries is a party to any written or oral loan agreement, note or borrowing arrangement in violation of any law, regulation or rule of any governmental authority and which violation could have a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole. The ratio of the Bank’s allowance for loan losses to total loans at December 31, 2003 was not less than 1.10. The allowance for loan losses of the Bank as of December 31, 2003, and at all times thereafter, is adequate to provide for anticipated losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of such periods. The amounts used in the calculation of such allowance for loan losses, loans and provision for loan losses have been determined in accordance with generally accepted accounting principles applied on a consistent basis and all applicable banking laws and regulations.

SECTION 2.21. Labor Matters.

(a) To the Company’s knowledge, the Company and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against the Company or its Subsidiaries pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown, representation campaign or work stoppage actually pending or threatened against or affecting the Company or its Subsidiaries; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefore has been asserted against the Company or its Subsidiaries; and (e) neither the Company nor its Subsidiaries is experiencing any material work stoppage.

SECTION 2.22. Brokers. Except as set forth in the Company’s Disclosure Schedule at Section 2.22, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or in connection with any other transaction, whether consummated or not, based upon arrangements made by or on behalf of the Company or its Subsidiaries.

SECTION 2.23. Accounting and Tax Matters.

(a) To the best knowledge of the Company, neither the Company nor its Subsidiaries has through the date of this Agreement taken or agreed to take any action that would prevent Merchants from accounting for the business combination to be effected by the Merger as a purchase transaction or would prevent the Merger from qualifying as a reorganization under Section 368(a)(1) of the Code.

(b) To the best knowledge of the Company, there is no plan or intention on the part of shareholders of the Company who will receive Merchants Common Stock to sell or otherwise dispose of an amount of Merchants Common Stock to be received in the Merger which would reduce their ownership of Merchants Common Stock to a number of shares having in the aggregate a value at the time of the Merger of less than fifty percent (50%) of the total value of the Company’s Common Stock outstanding immediately prior to the Merger.

SECTION 2.24. Full Disclosure. No statement contained in any document, certificate, or other writing furnished or to be furnished by or at the direction of the Company to Merchants in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

SECTION 2.25. Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of the Company’s Common Stock are entitled to cast is the only vote of the holders of any class or series of the Company’s or its Subsidiaries’ capital stock necessary to approve the Merger and the transactions contemplated thereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERCHANTS

AND MERGER CORP.

Except as set forth in the Disclosure Schedule attached hereto (the “Merchants Disclosure Schedule”), Merchants and Merger Corp. hereby represent and warrant to the Company that:

SECTION 3.01. Organization and Qualification. Merchants and Merger Corp. are financial holding companies duly organized and validly existing under the laws of the State of Wisconsin. Merchants and Merger Corp. are registered with the Federal Reserve Board as financial holding companies under the BHCA. Merchants and Merger Corp. have the requisite corporate power and authority and are in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (the “Merchants Approvals”) necessary to own, lease and operate their properties and to carry on their businesses as they are now being conducted, including appropriate authorizations from the Federal Reserve Board, except where the failure to be so organized and existing or to have such power, authority and Merchants Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Merchants or Merger Corp. taken as a whole. Merchants or Merger Corp. have not received any notice of proceedings relating to the revocation or modification of any such Merchants Approvals. Merchants and Merger Corp. are duly qualified or licensed as foreign corporations to do business, and are in good standing, in each jurisdiction where the character of properties owned, leased or operated by them or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Merchants or Merger Corp.

SECTION 3.02. Articles of Incorporation and Bylaws. Merchants and Merger Corp. have heretofore made available to the Company a complete and correct copy of their Articles of Incorporation and Bylaws, as amended or restated. Such Articles of Incorporation and Bylaws are in full force and effect. Merchants and Merger Corp. are not in violation of any of the provisions of their Articles of Incorporation or Bylaws.

SECTION 3.03. Capitalization. The outstanding capital stock of Merchants is, and the shares of Merchant’s Common Stock to be issued pursuant to the Merger, when so issued, will be, duly authorized, validly issued, fully paid and non-assessable, (except as provided in Section 180.0622(2)(b) of Wisconsin Law), fully registered under the Securities Act and have not, and will not have, been issued in violation of the preemptive rights of any person. As of March 1, 2004 the issued and outstanding shares of Merchants Common Stock totaled 3,335,372.

SECTION 3.04. Authority. Merchants and Merger Corp. have the requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merchants and Merger Corp. and the consummation by Merchants and Merger Corp. of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Merchants and Merger Corp. and no other corporate proceedings on the part of Merchants or Merger Corp. are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. This Agreement has been duly and validly executed and delivered by Merchants and Merger Corp. and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Merchants and Merger Corp.

SECTION 3.05. No Conflict; Required Filings and Consents.

(a) To the best knowledge of Merchants and Merger Corp., the execution and delivery of this Agreement by Merchants and Merger Corp. does not, and the performance of this Agreement by Merchants and Merger Corp. shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Merchants or Merger Corp., (ii) conflict with or violate any laws applicable to Merchants and Merger Corp. or by which their properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Merchants or Merger Corp. pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merchants or Merger Corp. is a party or by which Merchants or Merger Corp. or their properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on Merchants and/or Merger Corp.

(b) To the best knowledge of Merchants and Merger Corp., the execution and delivery of this Agreement by Merchants and Merger Corp. does not, and the performance of this Agreement by Merchants or Merger Corp. shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements of the Securities Act, the Exchange Act, Blue Sky Laws, the BHCA, the federal and state banking laws and the filing and recordation of appropriate merger or other documents as required by Wisconsin Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Merchants and Merger Corp. from performing their obligations under this Agreement, and would not have a Material Adverse Effect on Merchants and/or Merger Corp.

SECTION 3.06. Compliance; Permits. To the best knowledge of Merchants and Merger Corp., Merchants and Merger Corp. are not in conflict with, or in default or violation of (a) any law applicable to Merchants or Merger Corp. or by which their property is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merchants or Merger Corp. is a party or by which Merchants or Merger Corp. or any of their properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Merchants and/or Merger Corp.

SECTION 3.07. Securities Reports; Financial Statements.

(a) As of the date of this Agreement, Merchants has made available to the Company in the form filed with the SEC (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2002 and 2001, respectively, (ii) all definitive proxy statements relating to Merchants meetings of shareholders (whether annual or special) held since December 31, 1999, (iii) all Reports on Form 8-K filed by Merchants with the SEC since December 31, 1999, (iv) all other reports or registration statements filed by Merchants with the SEC since December 31, 1999, and (v) all amendments and supplements to all such reports and registration statements filed by Merchants with the SEC since December 31, 1999, (collectively, the “Merchants SEC Reports”). The Merchants’ SEC Reports, including all Merchants SEC Reports filed after the date of this Agreement, (i) were or will comply as to form in all material respects with the applicable requirements of the Exchange Act as in effect on the dates such forms, reports and documents were or will be filed and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Merchants SEC Reports, including any SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of Merchants and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

(c) Except as set forth on the consolidated balance sheet of Merchants and its subsidiaries as of December 31, 2003, including all notes thereto, neither Merchants nor its subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 2003, that would not have a Material Adverse Effect on Merchants.

SECTION 3.08. Absence of Certain Changes or Events. Except as disclosed in the Merchants SEC Reports filed prior to the date of this Agreement, since December 31, 2003, to the date of this Agreement, Merchants and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2003, there has not been (a) any change in the financial condition, results of operations or business of Merchants or its subsidiaries having a Material Adverse Effect on Merchants or its subsidiaries, taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of Merchants or its subsidiaries having a Material Adverse Effect on Merchants or its subsidiaries, taken as a whole, (c) any change by Merchants in its accounting methods, principles or practices, (d) any revaluation by Merchants of any of its material assets in any material respect, or (e) to the date of this Agreement, any entry by Merchants or any of its subsidiaries into any commitment or transactions material to Merchants or its subsidiaries, taken as a whole.

SECTION 3.09. Absence of Litigation. Except as disclosed in the Merchants Disclosure Schedule at Section 3.09, there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind affecting Merchants or any of Merchants’ subsidiaries pending or, to the knowledge of Merchants, threatened, except for matters which will not have, and cannot reasonably be expected to have, a Material Adverse Effect on Merchants or its subsidiaries taken as a whole, and there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to Merchants or any of Merchants’ subsidiaries as a result of an examination by any regulatory authority.

SECTION 3.10. Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Merchants for inclusion in (a) the Prior Registration Statement or the Registration Statement, (b) the Prior Proxy Statement/Prospectus or the Proxy Statement/Prospectus, or (c) any other document filed with the SEC or other regulatory authority in connection with the Original Merger Agreement or to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective time such documents were or are filed and, in the case of the Prior Registration Statement, when it became effective, and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Prior Proxy Statement/Prospectus and the Proxy Statement/Prospectus, when mailed, was or shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Prior Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company’s shareholders meeting held on September 17, 2003 was false or misleading with respect to any material fact or omitted to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Meeting shall be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting. All documents filed with the SEC or other regulatory authority by Merchants in connection with the Merger shall comply as to form in all material respects with the provisions of applicable law.

SECTION 3.11. Absence of Agreements. Except as set forth in Section 3.11 of the Merchants Disclosure Schedule, neither Merchants nor any of its subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of Merchants or its subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or any method by which, Merchants or its subsidiaries may carry on their business (other than as may be required by law or applicable regulatory authorities)), or in any manner relates to their capital adequacy, their credit policies or management, nor has Merchants or any of its subsidiaries been advised that any federal, state or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

SECTION 3.12. Taxes. Merchants and its subsidiaries have timely filed all Tax Returns required to be filed by them, and Merchants and its subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which Merchants is maintaining reserves adequate for their payment. To the best knowledge of Merchants, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits or administrative proceedings, court proceedings or otherwise, or, to the best of Merchants’ knowledge, threatening to assert against Merchants or any of its subsidiaries any deficiency or claim for additional Taxes. Neither Merchants nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens on any assets of Merchants or any of its subsidiaries. Neither Merchants nor any of its subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on Merchants or its subsidiaries, taken as a whole, after the Effective Time. The accruals and reserves for taxes reflected in the Merchants Balance Sheet are adequate to cover all Taxes accruable through the date thereof (including Taxes being contested) in accordance with generally accepted accounting principles. Except as set forth in Merchants Disclosure Schedule, at Section 3.12, no agreements relating to allocating or sharing of Taxes exist among Merchants and its subsidiaries and no tax indemnities given by Merchants or its subsidiaries in connection with a sale of stock or assets remain in effect. Except as disclosed in the Merchants Disclosure Schedule at Section 3.12, neither Merchants nor any of its subsidiaries is required to include in income either (i) any amount in respect of any adjustment under Section 481 of the Code, or (ii) any installment sale gain. Neither Merchants nor any of its subsidiaries has made an election under Section 341(f) of the Code.

SECTION 3.13. Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Merchants or Merger Corp.

SECTION 3.14. Accounting and Tax Matters. To the best knowledge of Merchants, neither Merchants nor any of its affiliates has through the date of this Agreement taken or agreed to take any action that would prevent Merchants from accounting for the business combination to be effected by the Merger as a purchase transaction or would prevent the Merger from qualifying as a reorganization under Section 368(a)(1) of the Code.

SECTION 3.15. Full Disclosure. No statement contained in any document, certificate, or other writing furnished or to be furnished by or at the direction of Merchants to the Company in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in the light of the circumstances under which it has been made, in order to make the statements herein or therein not misleading.

SECTION 3.16. Vote Required. Pursuant to applicable provisions of Wisconsin Law, no vote of the shareholders of Merchants is required to approve the Merger.

ARTICLE IV

COVENANTS OF THE COMPANY

SECTION 4.01. Affirmative Covenants. The Company hereby covenants and agrees with Merchants and Merger Corp. that prior to the Effective Time, unless the prior written consent of Merchants shall have been obtained and except as otherwise contemplated herein, it will and/or it will cause each of its Subsidiaries to:

(a) Operate its/their business only in the usual, regular and ordinary course consistent with past practices, including, but not limited to, activities with respect to loans, loan classifications, loan policies, provisions, allowances or the recognition or recording of losses with respect to any loans, whether on the List of Troubled Loans or otherwise;

(b) Use reasonable efforts to preserve intact its/their business organization and assets, to maintain its/their rights and franchises, to retain the services of its/their officers and key employees and to maintain its relationships with customers;

(c) Use reasonable efforts to maintain and keep its/their properties in as good repair and condition as at present, ordinary wear and tear excepted;

(d) Use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it/them;

(e) Perform in all material respects all obligations required to be performed by it/them under all material contracts, leases, and documents relating to or affecting its/their assets, properties, and business;

(f) Purchase and sell securities and make loans in accordance with past practices and in accordance with paragraph 4.02(j);

(g) Use reasonable efforts to comply with and perform in all material respects all obligations and duties imposed upon it by all applicable laws;

(h) Fully expense as of the Effective Time all expenses (including fees) incurred in connection with the consummation of the transaction contemplated hereby; and

(i) Confer with Merchants to report on operational matters of a material nature and report on the general status of the ongoing operations of the business of the Company and its subsidiaries.

SECTION 4.02. Negative Covenants. Except as specifically contemplated by this Agreement, from the date of this Agreement until the Effective Time, the Company shall not do, or permit its Subsidiaries to do, without the prior written consent of Merchants, any of the following:

(a) (i) Except as set forth on Schedule 4.02 or as previously budgeted and determined in the normal salary administration plan, grant any increase in compensation or grant any bonuses (incentive or special) to its employees as a class, or to its officers or directors, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, amend or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan, or (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers.

(b) Except as set forth on Schedule 4.02, declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock;

(c) (i) Redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any assets or stock of any corporation, bank or other business; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business consistent with past practice; or (v) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(d) Issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury) or any rights, warrants or options to acquire, any such shares;

(e) Initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or its Subsidiaries to take any such action, and the Company shall promptly notify Merchants orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters; provided, however, that nothing contained in this subsection (e) shall prohibit the Board of Directors of the Company from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representative to furnish information to any party that requests information as to the Company and its Subsidiaries or taking any other action if the Board of Directors of the Company, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders imposed by law. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving the Company or its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of ten percent or more of assets in a single transaction or series of transactions, excluding from the calculation of the percentage hereunder any such transactions undertaken in the ordinary course of business and consistent with past practice; (iii) any sale of ten percent or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock); (iv) any tender offer or exchange offer for ten percent or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by the Company’s shareholders of the Merger; (vi) the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the BHCA or the Change in Bank Control Act with respect to the Company or its Subsidiaries; (vii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated there under) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, ten percent (10%) or more of the then outstanding shares of capital stock of the Company or any of its Subsidiaries; or (viii) any public announcement of a proposal, plan or intention to do any of the foregoing;

(f) Propose or adopt any amendments to the corporate charter or Bylaws in any way materially adverse to Merchants;

(g) Except in their fiduciary capacities for the account of customers, purchase any shares of Merchants Common Stock;

(h) Change any of its methods of accounting in effect at December 31, 2003, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2003, except as may be required by law or generally accepted accounting principles;

(i) Change any lending, investment, liability management or other material policies concerning the business or operations of the Company or its Subsidiaries in any material respect; organize any new subsidiaries or enter into any new non-banking line of business whether or not permissible under applicable Federal or state law, or make any material changes in its operations;

(j) Incur or assume any material obligation or liability, including without limitation any obligation for borrowed money, except for borrowings from the Federal Home Loan Bank in accordance with the Bank’s line of credit, disclosed in Schedule 4.02, whether or not evidenced by a note, bond, debenture or similar instrument and whether or not being incurred to reduce other existing liabilities, or make any loan (not including any loan renewal of a loan not then classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Company, the Bank or banking regulators) which shall not meet the requirements of the Bank’s loan policy in effect as of December 31, 2003 or investment (excluding collateralized mortgage obligations (to the extent Merchants consents in writing prior to the incurrence or assumption of any such collateralized mortgage obligation), U.S. Treasury Securities and municipal securities) in an amount greater than $100,000.00 per investment, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person or entity; (iii) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon; except (A) for liabilities and obligations (including corporate debt issuances and deposit liabilities) incurred in the ordinary course of business consistent with past practices and in amounts not material to the Company or its Subsidiaries; and (B) as may be required under existing agreements to which the Company or its Subsidiaries is a party; (iv) acquire assets (including equipment) or securities in excess of $25,000.00 in the aggregate (excluding loans to customers and investments permitted in (i) above; (v) enter into any other contract or agreement involving annual payments by the Company or its Subsidiaries or the other party or parties thereto in excess of $20,000.00; (vi) pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices and in no event with a value in excess of $20,000.00 individually; (vii) settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000.00 or in any manner which would restrict in any material respect the operations or business of the Company or its Subsidiaries; (viii) purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer; or (ix) take any action or fail to take any action which individually or in the aggregate can be expected to have a Material Adverse Effect on the Company or its Subsidiaries, taken as a whole; or

(k) Agree in writing or otherwise to do any of the foregoing.

SECTION 4.03. Access and Information.

(a) Upon reasonable notice, and without unreasonable disruption to the business carried on by the Company or its Subsidiaries, the Company shall (and shall cause its Subsidiaries to) afford to Merchants’ officers, employees, accountants, legal counsel and other representatives access, during normal business hours, to all its properties, books, contracts, commitments and records. Prior to the Effective Time, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Merchants (i) a copy of each Company Report filed by it (to the extent permitted by law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of the BHCA, any other federal or state banking laws or any other applicable laws promptly after such documents are available; (ii) the quarterly financial statements of the Company and the monthly financial statements of the Bank; (iii) a summary of any action taken by the Board of Directors, or any committee thereof, of the Company and its Subsidiaries; and (iv) all other information concerning the business, properties and personnel of the Company or its Subsidiaries as Merchants may reasonably request.

(b) Any information provided to the Company by Merchants whether prior to or subsequent to the date of this Agreement shall be kept confidential by the representatives of the Company and its

Subsidiaries (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by the Company in any document required to be filed with any government authority or agency.

SECTION 4.04. Affiliates; Accounting and Tax Treatment. Within thirty (30) days after the date of this Agreement, (a) the Company shall deliver to Merchants a letter identifying all persons who are then “affiliates” of the Company, including, without limitation, all directors and executive officers of the Company for purposes of Rule 145 promulgated under the Securities Act and (b) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws, and shall obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.04. The Company shall obtain from any person who becomes an affiliate of the Company after the Company’s delivery of the letter referred to above, and on or prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit 4.04 as soon as practicable after attaining such status. The Company will use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1) of the Code.

SECTION 4.05. Expenses.

(a) Except as provided in Section 8.02, below, all Expenses (as described below) incurred by Merchants and the Company shall be borne solely and entirely by the party which has incurred the same. Without limiting the Company’s obligations pursuant to the preceding sentence, the Company shall be responsible for expenses in connection with the preparation of audited financial statements as of the year ended December 31, 2002, and related schedules for the Company and its Subsidiaries. Merchants and the Company shall share equally in the expense of preparing, printing and mailing the Registration Statement and the Proxy Statement/Prospectus and the Prior Registration Statement and the Prior Proxy Statement/Prospectus.

(b) “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation and execution of the Original Merger Agreement or this Agreement, the preparation of the Registration Statement and Proxy Statement/Prospectus, the preparation of the Prior Registration Statement and the Prior Proxy Statement/Prospectus, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

SECTION 4.06. Delivery of Shareholder List. The Company shall or shall arrange to have its transfer agent deliver to Merchants or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the shareholders of the Company, their holdings of stock as of the latest practicable date, and such other shareholder information as Merchants may reasonably request.

SECTION 4.07. Review of Loan Portfolio.

(a) After the date of this Agreement and prior to the Effective Time, the Company shall (and shall cause its Subsidiaries to) afford to Merchants’ officers, employees, accountants, legal counsel and other representatives access, during normal business hours, to all documents relating to, and all personnel with responsibility with respect to, outstanding loans, leases or other extensions of credit, the satisfaction of conditions to closing set forth in Sections 7.02(k), (l) and (m) and the lending policies and procedures of the Bank. The Company shall also furnish to Merchants on a monthly basis by the 20th day of each month a loan status report. Merchants may make recommendations to the Company regarding (i) the classification of loans, leases or other extensions of credit by the Bank as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications, (ii) charge-offs of such loans against the Company’s reserve for losses on loans and leases and (iii) changes to the lending policies and procedures of the Bank as Merchants may deem appropriate prior to the Effective Time. The Company will consider such recommendations by Merchants and will in good faith attempt to resolve any objections that the Company may have as to Merchants’ recommendations, but the Company’s decision shall control. In addition, the Company shall, in cooperation with Merchants, prepare for changes to all underwriting, loan, documentation, file maintenance, reserve, provision and lending policies and procedures such that at the Effective Time, such items shall conform to the policies, procedures and other practices of Merchants and its Subsidiaries.

(b) The Company acknowledges and agrees that appropriate maintenance of loan files and lending policies and procedures and the appropriate classification of loans, leases and other extensions of credit by the Bank are the sole responsibility of the Company and its Subsidiaries. Merchants shall have no obligations or liabilities to the Company, any of its Subsidiaries or any of their respective representatives, officers, directors, employees, agents, shareholders, controlling persons, subsidiaries and affiliates, directly or indirectly, arising out of, resulting from or relating to any review by Merchants or any of its officers, employees, accountants, legal counsel and other representatives pursuant to this Section 4.07 or any recommendations made or not made by Merchants pursuant to this Section 4.07. The Company shall indemnify, defend and hold Merchants and its representatives, officers, directors, employees, agents, shareholders, controlling persons, subsidiaries and affiliates, harmless from and against any demand, claim, damage, liability, loss, cost or deficiency (including, but not limited to, interest, penalties, costs of preparation and investigation and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors) arising out of, resulting from or relating to any review by Merchants or any of its officers, employees, accountants, legal counsel and other representatives pursuant to this Section 4.07 or any recommendations made or not made by Merchants pursuant to this Section 4.07.

(c) Prior to the Effective Time, representatives of Merchants and the Company may meet to discuss the Bank’s loan portfolio and may agree, in their sole and absolute discretion, to charge-off agreed-upon loans or add to the Bank’s allowance for loan losses. If the Company and Merchants do agree to any such charge-offs or additional allowance for loan losses, the effect of such charge-offs or additional allowance for loan losses shall be excluded in determining whether the Company satisfies the conditions to closing contained in Sections 7.02(k), (l) and (m).

ARTICLE V

COVENANTS OF MERCHANTS

SECTION 5.01. Affirmative Covenants. Merchants hereby covenants and agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained, and except as otherwise contemplated herein it will and will cause Merger Corp. to:

(a) Maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in Merchants’ financial Statements applied on a consistent basis;

(b) Conduct its business in a manner that does not violate any law, except for possible violations which individually or in the aggregate do not, and insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Merchants or its subsidiaries, taken as a whole; and

(c) Will, to the best of its ability and in all material respects, (i) comply with applicable Blue Sky Laws and regulations, the Securities Act, and the Exchange Act, and (ii) remain qualified under the Exchange Act and the rules and regulations there under.

SECTION 5.02. Access and Information.

(a) After the date of this Agreement and prior to the Effective Time, Merchants shall (and shall cause each of its subsidiaries to) furnish promptly to the Company (i) a copy of each Merchants SEC Report filed by it or received by it (to the extent permitted by law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, any other federal or state banking laws or any other applicable laws promptly after such documents are available, and (ii) all other information concerning the business, properties and personnel of Merchants or its subsidiaries as the Company may reasonably request.

(b) Any information provided to Merchants by the Company or its Subsidiaries, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of Merchants (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by Merchants in any document required to be filed with any government agency. Upon any termination of this Agreement pursuant to Article VIII hereof, Merchants agrees to promptly return all information and documents that it has obtained from the Company in connection herewith.

SECTION 5.03. Accounting and Tax Treatment. Merchants will use reasonable commercial efforts to cause the Merger to qualify as a reorganization under Section 368 (a)(1) of the Code.

SECTION 5.04. Registration Statement. Merchants will use reasonable commercial efforts to cause the Registration Statement to be declared effective by the SEC under the Securities Act and to obtain all other federal and state securities permits and other authorizations necessary to issue Merchants Common Stock in exchange for the Company Common Stock and to consummate the Merger.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Registration Statement. As promptly as reasonably practicable after the execution of this Agreement, Merchants shall prepare and file the Registration Statement with the SEC covering the Merchants Common Stock to be issued in the Merger (subject to the immediately following sentence), with a view toward permitting the Registration Statement to become effective as soon as reasonably practicable. Merchants does not undertake to file post-effective amendments to Form S-4 or to file a separate registration statement to register the sale of Merchants Common Stock by affiliates of the Company pursuant to Rule 145 promulgated under the Securities Act. The Company will furnish to Merchants all information concerning the Company, its Subsidiaries and Affiliates required to be set forth in the Registration Statement and Merchants will provide the Company and its counsel the opportunity to review and approve such information as set forth in the Registration Statement and Proxy Statement/Prospectus. Merchants and the Company will each render to the other its full cooperation in preparing, filing, prosecuting the filing of, and amending the Registration Statement such that it comports at all times with the requirements of the Securities Act and the Exchange Act. Specifically, but without limitation, each will promptly advise the other if at any time before the Effective Time any information provided by it for inclusion in the Registration Statement appears to have been, or shall have become, incorrect or incomplete and will furnish the information necessary to correct such misstatement or omission. As promptly as practicable after the effective date of the Registration Statement, the Company will mail to its shareholders (a) the Proxy Statement/Prospectus, and (b) as promptly as practicable after approval thereof by Merchants and the Company, such other supplementary proxy materials as may be necessary to make the Proxy Statement/Prospectus comply with the applicable requirements of the Securities Act and the Exchange Act. Except as provided above and except with the prior written consent of Merchants, the Company will not mail or otherwise furnish or publish to shareholders of the Company any proxy solicitation material or other material relating to the Merger that constitute a “prospectus” within the meaning of the Securities Act. Merchants shall also take any action required to be taken under any applicable Blue Sky Law in connection with the issuance of the shares of Merchants Common Stock to be issued as set forth in this Agreement and the Company and its Subsidiaries shall furnish all information concerning the Company and its Subsidiaries, and the holders of the Company’s Common Stock and other assistance as Merchants may reasonably request in connection with such action.

SECTION 6.02. Meeting of the Shareholders. The Company shall subject to the exception for the exercise of its fiduciary duties in Section 4.02(e): (a) cause a shareholders meeting to be duly called and held as soon as practicable to consider and vote upon the Merger and any related matters in accordance with the applicable provision of applicable law, and (b) subject to the exception for the exercise of its fiduciary duties in Section 4.02(e) submit this Agreement to the shareholders together with a majority recommendation for approval by the Board of Directors of the Company, solicit the approval thereof by the shareholders of the Company by mailing or delivering to each shareholder a combined Proxy Statement/Prospectus, and use its best efforts to obtain the approval and adoption of the Merger by the requisite percentage of the Company’s shareholders.

SECTION 6.03. Appropriate Action; Consents; Filings. The Company and Merchants and Merger Corp. shall use all reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement; (b) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals and parties to contracts) in connection with the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby and thereby, including, without limitation, the Merger; and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (i) the Securities Act and the Exchange Act and the rules and regulations there under, and any other applicable federal and state securities law, (ii) any applicable federal or state banking laws and (iii) any other applicable law; provided that Merchants, Merger Corp. and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Merchants shall furnish all information required on any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement/Prospectus and the Registration statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action.

SECTION 6.04. Notification of Certain Matters. The Company shall give prompt notice to Merchants, and Merchants shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (b) any failure of the Company or Merchants, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.05. Public Announcements. Merchants and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation and without mutual consent of both parties, except as may be required by law.

SECTION 6.06. Environmental Matters. In the event Merchants or its environmental consultants discover or determine the existence of any environmental condition (including, without limitation, a spill, discharge or contamination) the result of which may require investigative or remedial action pursuant to any federal, state, or local law, statute or regulation or may be the basis for the assertion of any third-party claims, including the claims of governmental entities, Merchants shall promptly notify the Company thereof and Merchants may, at its sole cost and expense, proceed with due diligence to take reasonably appropriate action in response thereto.

SECTION 6.07. Break-Up Fee.

(a)	Provided that neither party has breached in any material respect its obligations under this Agreement, as a condition and inducement to both parties’ willingness to enter into and perform this Agreement, a fee (“Break-Up Fee”) equal to two percent (2%) of the aggregate Merger Consideration as defined in Section 1.06 of this Agreement shall be payable as outlined in Section 6.07 (b), (c) and (d) below.

(b)	The Break-Up Fee shall be payable by the Company to Merchants only if:

(i) (A) The Board of Directors of the Company (1) shall have withdrawn, modified or amended in any respect its approval or recommendation of this Agreement or the transactions contemplated thereby, or (2) shall not at the appropriate time have recommended or shall have withdrawn, modified or amended in any respect its recommendation that its shareholders vote in favor of this Agreement, or (3) shall not have included such recommendation in the Proxy Statement/Prospectus or (B) the Board of Directors of the Company shall have resolved to do any of the foregoing; or

(ii) The Company violates Section 4.02(e) hereof.

(c)	The Break-Up fee shall be payable by Merchants to the Company only if:

(i) Merchants is unable to obtain the regulatory approvals from the Federal Reserve Bank necessary to complete the Merger, unless such inability to obtain said approval is due to new regulatory requirements imposed by the Federal Reserve Bank which up to the date of this Agreement had not been in effect; or

(ii) The SEC does not declare the Registration Statement to be effective or the SEC issues a stop order suspending the effectiveness of the Registration Statement under the Securities Act, unless such action by the SEC is due to new regulatory requirements imposed by the SEC which up to the date of this Agreement had not been in effect.

(d)	The Break-Up Fee shall be paid within three (3) days subsequent to a termination of this Agreement and shall be considered liquidated damages and shall be payable in addition to any other damages, fees or expenses to which Merchants may be entitled pursuant to the terms of this Agreement or remedies at law or equity.

SECTION 6.08. Directors of Merchants. Merchants shall recommend to its shareholders the election of Jeffrey A. Mueller to the Merchants’ Board of Directors at the annual shareholder meeting of Merchants following the Effective Time, or the immediately following shareholders meeting if inclusion of such directors’ nominations in the proxy statement is not practical due to time constraints. Until such shareholder meeting, the Board of Directors of Merchants shall appoint Jeffrey A. Mueller to the Merchants’ Board of Directors. In addition, Merchants shall appoint Harold Mueller or any other current member of the Company’s Board of Directors designated by Harold Mueller to the Board of Directors of Community BancGroup, Inc.

SECTION 6.09. Insurance. Merchants shall use its best efforts to obtain coverage under Merchants Directors and Officers Liability and Financial Institutions Bond insurance policies for the purpose of insuring the Company, its subsidiaries, directors and officers, as the case may be, as of the consummation of the Merger. Prior acts coverage with respect to activities of the Company, its subsidiaries, directors and officers with respect to the policies delineated above shall be obtained by either the Company or by Merchants depending upon which policy offers the most complete coverage and taking into consideration the cost of said coverage. The Company agrees to cooperate with Merchants in so combining such coverages.

SECTION 6.10. Employee Benefit Plans. Merchants agrees to use its best efforts to make available to the Company and its employees, all of the benefit plans which are available to the employees of Merchants and its subsidiaries, including but not limited to compensation and bonus programs, pension, 401(k), medical, dental, disability, life insurance, and accidental death and dismemberment. The Company agrees to cooperate with Merchants in combining such benefit plans so long as the combination of such plans does not result in a significant loss of benefits to the employees of the Company.

SECTION 6.11. Termination of Employment. Merchants agrees that it shall be within the sole discretion of the board of directors of the Company or the Company’s subsidiaries to decide upon the termination of any employee so employed by the Company or its subsidiaries.

SECTION 6.12. Employment Agreement. Merchants agrees to offer Jeffrey A. Mueller an employment agreement on terms and conditions mutually acceptable to Merchants and Mr. Mueller.

SECTION 6.13. List of Troubled Loans. Within 30 days prior to the Effective Time, representatives of Merchants and the Company shall meet to discuss the List of Troubled Loans set forth in Schedule 7.02(j) and determine mutually in good faith if it is appropriate to remove any of the loans from the List of Troubled Loans.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of Merchants or the Company, threatened by the SEC. Merchants shall have received all other federal or state securities permits and other authorizations necessary to issue Merchants Common Stock in exchange for the Company Common Stock and to consummate the Merger.

(b) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company and holders of not more than 20% of the Company Common Stock outstanding as of the record date for such vote, shall have undertaken steps to perfect their right to dissent in accordance with the Wisconsin Law and not lost or abandoned such right.

(c) Regulatory Approvals. The Agreement and the transactions contemplated therein shall have been approved by the Federal Reserve Board and other appropriate banking agencies having jurisdiction over the transaction, which approval shall not contain any conditions which are not reasonably satisfactory to Merchants, Merger Corp. or the Company, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired.

(d) No Order. No federal or state governmental or regulatory authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect restricting, preventing or prohibiting consummation of the transactions contemplated by this Agreement.

SECTION 7.02. Additional Conditions to Obligations of Merchants and Merger Corp. The obligation of Merchants and Merger Corp. to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be complete and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects) as of the Effective Time as though made at the Effective Time with the same force and effect as if made on and as of the Effective Time. Merchants shall have received a certificate of the Chief Executive Officer of the Company to that effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Merchants shall have received a certificate of the Chief Executive Officer of the Company to that effect.

(c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made by the Company and its Subsidiaries for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company and its Subsidiaries.

(d) No Challenge. There shall not be pending any action, proceeding or investigation before any court or administrative agency or by any governmental agency or any other person (i) challenging or seeking material damages in connection with the Merger or the conversion of the Company Common Stock into Merchants Common Stock or cash pursuant to the Merger, or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Merchants or its subsidiaries of all or any portion of the business or assets of the Company or its Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or its Subsidiaries, taken as a whole, or Merchants or its subsidiaries, taken as a whole.

(e) Opinion of Counsel. Merchants shall have received from counsel for the Company reasonably satisfactory to Merchants, an opinion dated the Effective Time, in form and substance reasonably satisfactory to Merchants which opinion shall be based on such assumptions and containing such qualifications and limitations as are appropriate and reasonably satisfactory to Merchants.

(f) No Material Adverse Change. Since the date of this Agreement (i) no event shall have occurred which has a Material Adverse Effect on the Company or its Subsidiaries, and (ii) no condition, event, fact, circumstances or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material Adverse Effect on the Company or its Subsidiaries.

(g) Affiliate Agreements. Merchants shall have received from each person who is identified in the affiliate letter as an “affiliate” of the Company a signed affiliate agreement in the form attached hereto as Exhibit 4.04.

(h) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any federal or state governmental entity which, in connection with the grant of any regulatory approval, imposes any condition or restriction upon the Company, or Merchants or their respective subsidiaries (or the Surviving Corporation or its subsidiaries after the Effective Time), including, without limitation, any requirement to raise additional capital, which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(i) Voting Agreement. Concurrently with the execution and delivery of this Agreement, Merchants and certain shareholders of the Company shall have executed and delivered the Voting Agreement in the form of Exhibit 7.02(i).

(j) Letter of Credit. A letter of credit (the “Letter of Credit”) for the benefit of Merchants in the amount of $300,000 shall have been established, in form and substance and with a bank satisfactory to Merchants. Attached on Schedule 7.02(j) (as such list may be revised pursuant to Section 6.13) is a list of certain troubled loans (the “List of Troubled Loans”). Merchants shall have the right to draw down on the Letter of Credit based on (i) any losses after the Effective Time with respect to the loans on the List of Troubled Loans or (ii) any failure by the Bank to maintain a ratio of allowance for loan losses to loans of a least 1.10 at any time after the Effective Time while not exceeding a provision for loan losses in the amount of the product of $20,000 multiplied by the number of full or partial calendar months from December 31, 2003 to any date after the Effective Time [A] plus, for periods through December 31, 2004, the amount by which the actual net income of the Bank (as calculated in the manner set forth in Section 7.02(l)) for the period from December 31, 2003 to the applicable date after the Effective Time exceeds the budgeted amount set forth in the budget attached as Exhibit 7.02(l) and [B] for periods after

December 31, 2004, as adjusted in a manner to be agreed to by Merchants and the Bank prior to the Effective Time (the “Loan Loss Budget”). If at any time after the Effective Time the Bank’s ratio of allowance for loan losses to loans is less than 1.10 (after giving effect to Loan Loss Budget), Merchants shall have the right to draw down on the Letter of Credit in an amount equal to the amount by which the Bank’s allowance for loan losses must be increased to return such ratio to 1.10. The Letter of Credit shall be irrevocable for a period from the Effective Time to the first anniversary of the Effective Time; provided, however, that the Letter of Credit shall remain in effect after the first anniversary of the Effective Time until such time as the Bank satisfies the minimum credit quality ratios set forth on Schedule 7.02(j) of the peer group identified on Schedule 7.02(j) and all of the loans on the List of Troubled Loans have either been fully paid off, removed from the “watch” list in accordance with the Bank’s credit policies or are performing to the satisfaction of Merchants in its sole discretion. Merchants shall provide written notice to the Board of Directors of the Bank prior to any drawdown on the Letter of Credit; provided, however, that no consent or approval of any third party shall be required with respect to the drawdown on the Letter of Credit. The ratio of the allowance for loan losses to loans shall be determined in accordance with all applicable banking laws and regulations and, for purposes of this Section 7.02(j), and shall include as loans of the Bank (and include in the Bank’s allowance for loan losses, as appropriate) any loans that may be transferred after the Effective Time from the Bank to any other direct or indirect subsidiary of Merchants, and each component of such ratio shall be determined in accordance with generally accepted accounting principles applied on a consistent basis.

(k) Allowance for Loan Losses. At all times between December 31, 2003 and the Effective Time, the Bank shall have maintained a ratio of allowance for loan losses to loans of not less than 1.10 and the Bank’s provision for loan losses shall not exceed $20,000 multiplied by the number of full months from December 31, 2003 to the Effective Time plus any the amount of any provisions made pursuant to Section 4.07(c). Such ratio and provision shall each be determined in accordance with all applicable banking laws and regulations, such provision and each component of such ratio shall be determined in accordance with generally accepted accounting principles applied on a consistent basis, and Merchants shall have received a certificate of the Chief Executive Officer of the Company with respect to the satisfaction of this condition. Merchants shall also have the right to independently verify the satisfaction of this condition and the Company shall provide Merchants with access to information appropriate for such verification in accordance with Section 4.07.

(l) Net Income Target. For the period from December 31, 2003 to last day of the most recently completed month prior to the Effective Time, the Bank shall have net income (exclusive of (i) any deconversion costs payable to Fiserv associated with the conversion of the Company’s item processing software to Metavante, (ii) the effect of any charge-offs or additional allowance for loan losses agreed upon pursuant to Section 4.07(c)) and (iii) any other amount mutually agreed upon in their sole and absolute discretion by the Company and Merchants not to exceed $12,500 in the aggregate) of at least 90% of the amount for such period set forth in the budget attached as Exhibit 7.02(l). Net income shall be determined in accordance with generally accepted accounting principles applied on a consistent basis and Merchants shall have received a certificate of the Chief Executive Officer of the Company with respect to the satisfaction of this condition. Merchants shall also have the right to independently verify the satisfaction of this condition and the Company shall provide Merchants with access to information appropriate for such verification in accordance with Section 4.07.

SECTION 7.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Merchants and Merger Corp. contained in this Agreement shall be complete and correct in all material respects (except that where any statement in a representation or warranty expressly includes a statement of materiality, such statement shall be true and correct in all respects) as of the Effective Time as though made on and as of the Effective Time with the same force and effect as if made on and as of the Effective Time. The Company shall have received a certificate of the Chairman of the Board of Merchants to that effect.

(b) Agreements and Covenants. Merchants and Merger Corp. shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time. The Company shall have received a certificate of the Chairman of the Board of Merchants to that effect.

(c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made by Merchants and Merger Corp. for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Merchants and Merger Corp.

(d) Opinion of Counsel. The Company shall have received from counsel for Merchants reasonably satisfactory to the Company, an opinion dated the Effective Time, in form and substance reasonably satisfactory to the Company which opinion shall be based on such assumptions and contains such qualifications and limitations as are appropriate and reasonably satisfactory to the Company.

(e) Tax Opinion. An opinion of counsel for the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Merchants, Merger Corp. and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, shall have been delivered and shall not have been withdrawn or modified in any material respect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination.

(a) This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

(i) By mutual written consent of Merchants, Merger Corp. and the Company;

(ii) By Merchants, Merger Corp. or the Company (A) if there has been a breach in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have been breached in any respect) of any representation, warranty, covenant or agreement on the part of the Company, on the one hand, or Merchants or Merger Corp., on the other hand, respectively, set forth in this Agreement, or (B) if any representation or warranty of the Company, on the one hand, or Merchants, or Merger Corp. on the other hand, respectively, shall be discovered to have become untrue in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have become untrue in any respect), in either case which breach or other condition has not been cured within 10 business days following receipt by the non-terminating party of notice of such breach or other condition, provided, however, this Agreement may not be terminated pursuant to this clause (ii) by the breaching party or party making any representation or warranty which shall have become untrue in any material respect.

(iii) By either Merchants, Merger Corp. or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and non-appealable;

(iv) By either Merchants, Merger Corp. or the Company if the Merger shall not have been consummated before August 21, 2004 (the “Expiration Date”), for a reason other than the failure of the terminating party to comply with its obligations under this Agreement.

(v) By either Merchants, Merger Corp. or the Company if the Federal Reserve Board or any other government agency authorized to act in the matter has denied approval of the Merger and neither Merchants, Merger Corp. nor the Company has, within thirty (30) days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law;

(vi) By either Merchants, Merger Corp. or the Company if any approval of the shareholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment thereof.

(vii) By either Merchants or Merger Corp. if any condition set forth in Section 7.01 or 7.02 has not been satisfied or waived in writing by the Expiration Date.

(viii) By the Company if any of the conditions set forth in Section 7.01 or 7.03 has not been satisfied or waived in writing by the Expiration Date.

(ix) By either Merchants or the Company should the parties fail to renegotiate the Merger Consideration pursuant to Section 1.06(a), after making a good faith effort to do so.

(x) By Merchants if Merchants shall have given written notice to the Company not later than 30 days prior to the Effective Time specifying that Merchants, upon completion by Merchants and its representatives of a due diligence investigation of the Company and its subsidiaries, is not satisfied as to the operations of the Company and its subsidiaries and their respective businesses, assets and prospects.

(b) In the event of termination and abandonment by any party as provided above, written notice shall forthwith be given to other party, which notice shall specifically describe the basis for such termination.

SECTION 8.02. Effect of Termination.

(a) If the merger is not consummated as the result of termination of this Agreement caused otherwise than by breach of a party hereto, the Company and Merchants each shall pay its Expenses in accordance with the terms and conditions under paragraph 4.05(a) and as the term “Expenses” is defined in paragraph 4.05(b) above and this Agreement shall immediately terminate, except as set forth in Section 9.01 hereof, and neither the Company nor Merchants shall have any liability under this Agreement for damages or otherwise, except for payment of the Break-up Fee under Section 6.07.

(b) If termination of this Agreement shall have been caused by breach of this Agreement by any party hereto, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall promptly (but not later than five (5) business days after receipt of notice from the non-breaching party) pay the non-breaching party for its documented out-of-pocket expenses and fees incurred in connection with or related to the Merger.

The foregoing subsections (a) and (b) of this Section 8.02 are in addition to and shall not limit the obligations of the Company pursuant to Section 6.07 of this Agreement.

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which would change the amount or type of consideration into which each Share of Company Common Stock shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) to the extent permitted by law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I shall survive the Effective Time indefinitely and those set forth in Sections 4.03(b), 4.05, 5.02(b), 6.07, 8.02 and Article IX hereof shall survive termination indefinitely.

SECTION 9.02. Disclosure Schedules. The schedules and information set forth in the Disclosure Schedules specifically refer to the Section (and paragraph, if applicable) of this Agreement to which such schedule and information is responsive. The Disclosure Schedules shall not vary, change or alter the literal meaning of the representations and warranties of the parties contained in this Agreement, other than creating exceptions thereto which are directly responsive to the language of the representations and warranties contained in this Agreement.

SECTION 9.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the following address for such party or the date sent by telecopier to the applicable party at the following telecopier number for such party if such notice is also delivered by registered or certified mail on or before two business days after delivery by telecopier (or at such other address or telecopier number for a party as shall be specified by like notice):

(a)	If to Merchants or Merger Corp.:

Merchants & Manufacturers Bancorporation, Inc.

19105 West Capitol Drive

Brookfield, WI 53045

Telecopier: (262) 790-9275

Attention: John Krawczyk

With a copy to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 2100

Milwaukee, WI 53202

Telecopier: (414) 298-8097

Attention: James M. Bedore

(b)	If to Company:

Random Lake Bancorp Limited

201 Allen Street

Random Lake, WI 53075

Telecopier: (414) 994-9679

Attention: Jeffrey A. Mueller

With a copy to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI 53202

Telecopier: (414) 273-5198

Attention: Elliot H. Berman

SECTION 9.04. Certain Definitions. For purposes of this Agreement, the term:

(a) “Affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the Company (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of five percent (5%) or more;

(b) “Beneficial owner” with respect to any Shares, means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warranties or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of any Shares or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated there under;

(c) ‘Business day” means any day other than a day on which banks in Wisconsin are required or authorized to be closed;

(d) “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise; and

(e) “Person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the “Exchange Act).

SECTION 9.05. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.07. Entire Agreement. This Agreement together with the Disclosure Schedules and Exhibits hereto constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 9.08. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Merchants may assign all or any of its rights hereunder to any affiliate with the prior written consent of the Company, which consent shall not be unreasonably withheld provided that no such assignment shall relieve the assigning party of its obligations hereunder, and the assignee agrees to be bound by the terms and conditions of this Agreement including the requirement of conversion and delivery of the Merger Consideration pursuant to Section 1.06 hereof.

SECTION 9.09. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, regardless of the laws that might otherwise govern under the applicable principles of conflicts of law.

SECTION 9.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Merchants, Merger Corp. and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

[Remainder of page intentionally left blank. Signature page to follow.]

MERCHANTS & MANUFACTURERS BANCORPORATION, INC.

By:	/s/ Michael J. Murry
	Name:	Michael J. Murry
	Title:	Chairman of the Board of Directors

MERCHANTS MERGER CORP.

By:	/s/ Michael J. Murry
	Name:	Michael J. Murry
	Title:	Chairman of the Board of Directors

RANDOM LAKE BANCORP LIMITED

By:	/s/ Jeffrey A. Mueller
	Name:	Jeffrey A. Mueller
	Title:	President

Exhibit B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated as of June 10, 2004, among the undersigned shareholders (the “Shareholders”) of RANDOM LAKE BANCORP LIMITED, a Wisconsin corporation (the “Company”), MERCHANTS AND MANUFACTURERS BANCORPORATION, INC., a Wisconsin corporation (“Merchants”), and MERCHANTS MERGER CORP., a Wisconsin corporation, (“Merger Corp.”).

RECITALS

The Shareholders, the Company, Merchants and Merger Corp. acknowledge the following:

A. Concurrent with the execution of this Agreement, the Company, Merchants and Merger Corp. have entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”), providing for the business combination transaction contemplated therein pursuant to which the Company will merge with and into the Merger Corp. pursuant to the terms and conditions of the Merger Agreement (“Merger”).

B. Upon consummation of the Merger, the Shareholders will receive shares of Merchants Common Stock or cash for each share of Company Common Stock, par value $20.00 per share (the “Company Common Stock”), owned by them.

C. The Shareholders own the shares of Company Common Stock set forth opposite such Shareholder’s respective names on Exhibit A hereto (such shares set forth on Exhibit A, and together with all shares of Company Common Stock subsequently acquired by any Shareholder during the term of this Agreement, being referred to as the “Shares”).

D. In order to induce Merchants to enter into the Merger Agreement and in consideration of the substantial expenses incurred and to be incurred by Merchants in connection therewith, the Shareholders have agreed to enter into and perform this Voting Agreement.

AGREEMENTS

In consideration of the Recitals and the mutual agreements, which follow, Shareholders, the Company, Merchants and Merger Corp. agree as follow:

1. Agreement to Vote Shares. Subject to the exercise of their fiduciary duties as directors, in the case of those shareholders who are also directors, as provided below, each of the Shareholders shall vote or cause to be voted, or express a written consent with respect to, all of such Shareholder’s Shares (a) in favor of adoption and approval for the Amended Merger Agreement and the Merger at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto and (b) against any proposal for a

Competing Transaction (as such term is defined in the Amended Merger Agreement) at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto, the obligations under this paragraph 1 of the Shareholders are subject to any action of the directors of the Company, after consultation with their independent legal counsel, determine, in good faith, is required to comply with their respective fiduciary duties to shareholders imposed by law. As of the date hereof, such Shareholder/Directors (a) intend to recommend approval of the Amended Merger Agreement and Merger to the shareholders of the Company and (b) are aware of no facts or circumstances existing as of the date hereof that could cause or reasonably be expected to cause any such Shareholder/Director to change such recommendation.

2. No Voting Trusts. Each of the Shareholders agrees that such Shareholder will not, nor will such Shareholder permit any entity under such Shareholder’s control to, deposit any of such Shareholder’s Shares in a voting trust or subject any of their Shares to any agreement, arrangement or understanding with respect to the voting of such Shares inconsistent with this agreement.

3. Limitation on Sales. During the term of this Agreement, each Shareholder agrees not to sell, assign, transfer or dispose of any such Shareholder’s Shares. Notwithstanding the foregoing, any Shareholder may, during the term of this Agreement, make gifts of Shares to the charitable organization of his or her choice or to members of his or her immediate family, provided any such charitable organization or family member agrees in writing to be bound to the terms of this Agreement.

4. Shareholders’ Representations. Each shareholder severally represents that: (a) subject to the terms of paragraph 1, such Shareholder has the complete and unrestricted power and unqualified right to enter into and perform the terms of this Agreement; (b) this Agreement constitutes a valid and binding agreement with respect to such Shareholder, enforceable against such Shareholder in accordance with its terms; and (c) such Shareholder owns the number of Shares indicated opposite such Shareholder’s name on Exhibit A hereto, has the sole and unrestricted voting power with respect to such Shares and such Shares are all of the Shares directly or indirectly held by such Shareholder.

5. Specific Performance and Remedies. The parties hereto acknowledge that it will be impossible to measure in money the damage to the other party(ies) if a party hereto fails to comply with the obligations imposed by this Agreement and that, in the event of such failure, the other party(ies) will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure. No party will oppose the granting of such relief on the basis that the other party(ies) have an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party’s seeking or obtaining such equitable relief. In addition to all other rights or remedies which any party hereto may have against any other party hereto who defaults in the performance of such party’s obligations under the Agreement, such defaulting party shall be liable to the nondefaulting party for all litigation costs and attorneys’ fees incurred by the nondefaulting party(ies) in connection with the enforcement of any of the nondefaulting party’s rights or remedies against the defaulting party.

6. Term of the Agreement; Termination. The term of this Agreement shall commence on the date hereof and such term and this Agreement shall terminate upon the earlier to occur of (a) the Effective Time (as defined in the Amended Merger Agreement) or (b) the date on which the Amended Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

7. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Merchants or Merger Corp.:

Merchants & Manufacturers Bancorporation, Inc.

19105 West Capitol Drive

Brookfield, WI 53045

Telecopier: (262) 790-2122

Attention: John Krawczyk

With a copy to:

Reinhart, Boerner, Van Deuren, Norris & Reiselbach, S.C.

1000 North Water Street

Suite 2100

Milwaukee, WI 53202

Telecopier: (414) 298-1000

Attention: James Bedore

If to a Shareholder, to the address or telecopy number set forth for such Shareholder on the signature page hereof:

With a copy to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI 53202

Telecopier: (414) 273-5198

Attention: Elliot H. Berman

9. Miscellaneous.

(a) This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Wisconsin, without reference to its conflicts of law principles.

(b) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be construed with the invalid or unenforceable provision deleted and the remainder of this Agreement shall not be affected.

(c) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(d) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(e) In the event any Shareholder acquires any additional Shares during the term of this Agreement, then such Shareholder agrees that the provisions of this Agreement shall apply to such additional Shares.

(f) This Agreement shall be binding upon and inure to the benefit of Merchants, Merger Corp. and their successors, and each Shareholder, and Shareholder’s spouse, and their respective executors, personal representatives, administrators, heirs, legatees, guardians, trustees and other legal representatives.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

MERCHANTS NEW MERGER CORP.		MERCHANTS & MANUFACTURERS BANCORPORATION

/s/ Michael J. Murry		/s/ Michael J. Murry
By:	Michael J. Murry	By:	Michael J. Murry
Its:	Chairman	Its:	Chairman

SHAREHOLDERS:

/s/ Richard Bemis
Richard Bemis W7085 Hillside Drive
Adell, WI 53001

/s/ Jeffrey A. Mueller
Jeffrey A. Mueller 338 Lake Drive
Random Lake, WI 53075

/s/ Harold J. Mueller
Harold J. Mueller 73 East Shore Drive
Random Lake, WI 53075

/s/ Donald J. Uelman
Marilyn J Uelman and Daniel P Uelman Trust Dated January 17, 1992, Daniel J. Uelman Trustee 630 Lake Drive
Random Lake, WI 53075

/s/ Vernon Wilk
Vernon Wilk 715 Canterberry Court #102
West Bend, WI 53095

EXHIBIT A

Richard Bemis	54 shares

Jeffrey A. Mueller	200 shares

Harold J. Mueller	1334 shares

Marilyn J Uelman and Daniel P Uelman Trust Dated January 17, 1992, Daniel J. Uelman Trustee	49 shares

Vernon Wilk	104 shares

Exhibit C

Subchapter XIII of the Wisconsin Business Corporation Law

Dissenters’ Rights

180.1301 DEFINITIONS.

In §§ 180.1301 to 180.1331:

(1) “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m) “Business combination” has the meaning given in § 180.1130(3).

(2) “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under § 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of he merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3) “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under § 180.1302 and who exercises that right when and in the manner required by §§ 180.1320 to 180.1328.

(4) “Fair value,” with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value,” with respect to a dissenter’s shares in a business combination, means market value, as defined in § 180.1130(9)(a) 1 to 4.

(5) “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6) “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

180.1302 RIGHT TO DISSENT.

(1) Except as provided in sub. (4) and § 180.1008(3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1. Shareholder approval is required for the merger by § 180.1103 or by the articles of incorporation.

2. The issuer corporation is a subsidiary that is merged with its parent under § 180.1104.

(b) Consummation of a plan of share exchange if the issuer corporation’ s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1. A sale pursuant to court order.

2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

(d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2) Except as provided in sub. (4) and § 180.1008(3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 180.0604.

(3) Notwithstanding sub. (l)(a) to (c), if the issuer corporation is a statutory close corporation under § 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (l)(d) or (2) or §§ 180.1803, 180.1813(1)(d) or (2)(b), or § 180.1829(1)(c).

(4) Except in a business combination or unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date filed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5) Except as provided in § 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under §§ 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303 DISSENT BY SHAREHOLDERS AND BENEFICIAL SHAREHOLDERS.

(1) A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a) Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.

(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

180.1320 NOTICE OF DISSENTERS’ RIGHTS.

(1) If proposed corporate action creating dissenters’ rights under § 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may been titled to dissenters’ rights under §§ 180.1301 to l80.1331 and shall be accompanied by a copy of those sections.

(2) If corporate action creating dissenters ‘ rights under § 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with § 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in § 180.1322.

180.1321 NOTICE OF INTENT TO DEMAND PAYMENT.

(1) If proposed corporate action creating dissenters’ rights under § 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:

(a) Deliver to the issuer corporation before the vote is taken written notice that complies with § 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.

(b) Not vote his or her shares in favor of the proposed action.

(2) A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under §§ 180.1301 to 180.1331.

180.1322 DISSENTERS’ NOTICE.

(1) If proposed corporate action creating dissenters’ rights under § 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied § 180.1321.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with 180.0141 and shall include or have attached all of the following:

(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.

(e) A copy of §§ 180.1301 to 180.1331.

180.1323 DUTY TO DEMAND PAYMENT.

(1) A shareholder or beneficial shareholder who is sent a dissenters’ notice described in § 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in § 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under § 180.1322(2)(c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice is not entitled to payment for his or her shares under §§ 180.1301 to 180.1331.

180.1324 RESTRICTIONS ON UNCERTIFICATED SHARES.

(1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under § 180.1326.

(2) The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325 PAYMENT.

(1) Except as provided in § 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with § 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2) The payment shall be accompanied by all of the following:

(a) The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

(b) A statement of the corporation’s estimate of the fair value of the shares.

(c) An explanation of how the interest was calculated.

(d) A statement of the dissenter’s right to demand payment under § 180.1328 if the dissenter is dissatisfied with the payment.

(e) A copy of §§ 180.1301 to 180.1331.

180.1326 FAILURE TO TAKE ACTION.

(1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under § 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under § 180.1322 and repeat the payment demand procedure.

180.1327 AFTER-ACQUIRED SHARES.

(1) A corporation may elect to withhold payment required by § 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under § 180.1322(2)(c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 180.1328 if the dissenter is dissatisfied with the offer.

180.1328 PROCEDURE IF DISSENTER DISSATISFIED WITH PAYMENT OR OFFER.

(1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under § 180.1325, or reject the offer under § 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a) The dissenter believes that the amount paid under § 180.1325 or offered under § 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b) The corporation fails to make payment under § 180.1325 within 60 days after the date set under § 180.1322 for demanding payment.

(c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed of uncertificated shares within 60 days after the date set under § 180.1322 for demanding payment.

(2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with § 180.0141.

180.1330 COURT ACTION.

(1) If a demand for payment under § 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under § 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in § 801.14.

(4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a) The amount, if any, by which the court finds the fair value of his or her shares plus interest, exceeds the amount paid by the corporation.

(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenters’ notice under § 180.1322(2)(c), for which the corporation elected to withhold payment under § 180.1327.

180.1331 COURT COSTS AND COUNSEL FEES.

(1) (a) Notwithstanding §§ 814.01 to 814.04, the court in a special proceeding brought under § 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b) Notwithstanding §§ 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under § 180.1328.

(2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding §§ 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with §§ 180.1320 to 180.1328.

(b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) Notwithstanding §§ 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Exhibit D

June 11, 2004

Board of Directors

Random Lake Bancorp, Limited

201 Allen Street

Random Lake, Wisconsin 53075-0366

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Random Lake Bancorp, Limited (“Random Lake”) of the consideration to be paid for the exchange of common shares in the merger (the “Merger”) of Random Lake with Merchants and Manufacturers Bancorporation, Inc. (“Merchants”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated June 11, 2004 by and between Random Lake and Merchants (the “Merger Agreement”).

Pursuant to the Merger Agreement, Random Lake will merge with and into a newly-formed subsidiary of Merchants (“Merger Corp.”), and the separate corporate existence of Random Lake shall cease and Merger Corp. shall continue as the surviving corporation of the Merger. Each share of Random Lake common stock outstanding immediately prior to the effective time of the Merger (other than shares as to which statutory dissenters’ appraisal rights have been exercised) will be exchanged for 78.34 shares of Merchants common stock and $304.66 in cash (the “Consideration”). The terms of the Merger are more fully set forth in the Merger Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.	Participated in discussions with representatives of Random Lake concerning the company’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.	Reviewed the terms of the Merger Agreement;

3.

Reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Random Lake and Merchants, including those included in their most recent respective Annual Reports on Form 10-K and the respective Quarterly Reports on Form

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Board of Directors

Random Lake Bancorp, Inc.

10-Q for the periods ended March 31, 2004, September 30, 2003 and June 30, 2003;

4.	Reviewed certain financial forecasts and projections of Random Lake prepared by its management and reviewed publicly available information, earnings estimates, and research reports available for Merchants as to the expected future financial performance of Merchants;

5.	Discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of Random Lake with certain members of management;

6.	Reviewed certain publicly available information concerning market prices and historical trading activity for the common stock of Merchants;

7.	Reviewed certain aspects of the financial performance of Random Lake and Merchants and compared such financial performance of Random Lake and Merchants, together with stock market data relating to Merchants common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and

8.	Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Random Lake, Merchants, and their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Random Lake and Merchants at March 31, 2004 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Random Lake or Merchants, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Random Lake or Merchants, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

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Board of Directors

Random Lake Bancorp, Inc.

Howe Barnes Investments, Inc. (“HBI”), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In the ordinary course of our business HBI acts as a market maker, buying and selling the common stock of Merchants for our own account and for the accounts of our customers. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Random Lake and will receive a fee for our services.

HBI’s opinion as expressed herein is limited to the fairness, from a financial point of view, of the consideration to be received by holders of Random Lake common stock in the Merger and does not address Random Lake’s underlying business decision to proceed with the Merger. We are not expressing any opinion herein as to the prices at which shares of Merchants common stock issued in the Merger may trade if and when they are issued at any future time. We have been retained on behalf of the Board of Directors of Random Lake, and our opinion does not constitute a recommendation to any holder of Random Lake common stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of Random Lake common stock.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Consideration is fair, from a financial point of view, to the holders of Random Lake common stock.

Sincerely, HOWE BARNES INVESTMENTS, INC.

/s/ Michael Iannaccone
Michael Iannaccone First Vice President / Managing Director

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